As filed with the Securities and Exchange Commission on July 20, 2015

File No. 001-36875

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 4
to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

Exterran Corporation*

(Exact name of registrant as specified in its charter)

Delaware	**47-3282259**
(State of incorporation or organization)	(I.R.S. Employer Identification No.)
4444 Brittmoore Road **Houston, Texas**	**77041**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(281) 854-3000**

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on which Each Class is to be Register
Common Stock, par value $0.01 per share	

Securities to be registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ (Do not check if a smaller reporting company) Smaller reporting company ☐

* The registrant was formerly named Exterran SpinCo, Inc. Effective as of May 18, 2015, the registrant changed its name to Exterran Corporation.

(b) Exhibits

The following documents are filed as exhibits hereto:

Exhibit Number	Exhibit Description
2.1*	Form of Separation and Distribution Agreement.
3.1*	Form of Amended and Restated Certificate of Incorporation of Exterran Corporation.
3.2*	Form of Amended and Restated Bylaws of Exterran Corporation.
4.1*	Form of Common Stock Certificate.
4.2▲	Form of Credit Agreement for New Credit Facility.
4.3▲	Form of Indenture for New Debt Securities.
4.4▲	Form of New Debt Security (included as part of Exhibit 4.3 hereto).
10.1*	Form of Transition Services Agreement.
10.2*	Form of Employee Matters Agreement.
10.3*	Form of Tax Matters Agreement.
10.4*	Form of Supply Agreement.
10.5*	Form of Services Agreement (with respect to services provided by a subsidiary of Exterran Corporation).
10.6*	Form of Services Agreement (with respect to services provided by a subsidiary of Archrock, Inc.).
10.7*	Form of Storage Agreement (with respect to storage provided by a subsidiary of Exterran Corporation).
10.8*	Form of Storage Agreement (with respect to storage provided by subsidiaries of Archrock, Inc. and Archrock Partners, L.P.).
10.9†▲	Form of Exterran Corporation Stock Incentive Plan.
10.10†▲	Form of Change of Control Agreement.
10.11†▲	Form of Severance Benefit Agreement.
10.12*†	Form of Indemnification Agreement.
10.13†▲	Employment Letter by and between Exterran Holdings, Inc. and Andrew J. Way, dated as of June 3, 2015.
21.1*	List of Subsidiaries.
99.1▲	Information Statement of Exterran Corporation, preliminary and subject to completion, dated as of July 20, 2015.

* Previously filed.

† Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2015

Exterran Corporation

By: /s/ JON C. BIRO

Name: Jon C. Biro
Title: *Senior Vice President and Chief Financial Officer*

EXHIBIT INDEX

Exhibit Number	Exhibit Description
2.1*	Form of Separation and Distribution Agreement.
3.1*	Form of Amended and Restated Certificate of Incorporation of Exterran Corporation.
3.2*	Form of Amended and Restated Bylaws of Exterran Corporation.
4.1*	Form of Common Stock Certificate.
4.2▲	Form of Credit Agreement for New Credit Facility.
4.3▲	Form of Indenture for New Debt Securities.
4.4▲	Form of New Debt Security (included as part of Exhibit 4.3 hereto).
10.1*	Form of Transition Services Agreement.
10.2*	Form of Employee Matters Agreement.
10.3*	Form of Tax Matters Agreement.
10.4*	Form of Supply Agreement.
10.5*	Form of Services Agreement (with respect to services provided by a subsidiary of Exterran Corporation).
10.6*	Form of Services Agreement (with respect to services provided by a subsidiary of Archrock, Inc.).
10.7*	Form of Storage Agreement (with respect to storage provided by a subsidiary of Exterran Corporation).
10.8*	Form of Storage Agreement (with respect to storage provided by subsidiaries of Archrock, Inc. and Archrock Partners, L.P.).
10.9†▲	Form of Exterran Corporation Stock Incentive Plan.
10.10†▲	Form of Change of Control Agreement.
10.11†▲	Form of Severance Benefit Agreement.
10.12*†	Form of Indemnification Agreement.
10.13†▲	Employment Letter by and between Exterran Holdings, Inc. and Andrew J. Way, dated as of June 3, 2015.
21.1*	List of Subsidiaries.
99.1	Information Statement of Exterran Corporation, preliminary and subject to completion, dated as of July 20, 2015.

---

* Previously filed.

† Management contract or compensatory plan or arrangement.

Exhibit 99.1

(Subject to Completion, dated July 20, 2015)



16666 Northchase Drive
Houston, Texas 77060

, 2015

Dear Fellow Shareholders:

I am pleased to inform you that Exterran Holdings, Inc. intends to effect the spin-off of Exterran Corporation, a wholly owned subsidiary of Exterran Holdings, through a pro rata stock distribution to holders of Exterran Holdings common stock. Exterran Corporation will own the assets and liabilities associated with Exterran Holdings' international services and global fabrication businesses. In connection with the spin-off, Exterran Holdings will change its name to "Archrock, Inc." and will be traded on the New York Stock Exchange under the symbol "AROC." References to "Archrock" or "Exterran Holdings" before the spin-off refer to Exterran Holdings, Inc. and after the spin-off refer to Archrock, Inc. Upon the completion of the spin-off, Archrock shareholders will own 100% of the outstanding shares of common stock of Exterran Corporation.

The separation will be completed by way of a pro rata distribution of all of the outstanding shares of Exterran Corporation's common stock to Exterran Holdings' shareholders of record as of 5:00 p.m., New York City time, on July 22, 2015, the record date for the distribution. Each Exterran Holdings shareholder of record will receive one share of Exterran Corporation's common stock for every two shares of Exterran Holdings common stock held on the record date. The distribution date of Exterran Corporation shares is expected to be July 31, 2015. Shareholder approval of the spin-off is not required, and you do not need to take any action to receive shares of Exterran Corporation's common stock in the spin-off.

The distribution, which is subject to several customary conditions, will be issued in book-entry form only, which means that no physical stock certificates representing interests in Exterran Corporation will be issued. A book-entry account statement reflecting your ownership of shares of Exterran Corporation's common stock will be mailed to you, or your brokerage account will be credited for the shares on or about the distribution date. No fractional shares of Exterran Corporation's common stock will be issued. Instead, the transfer agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing rates and distribute the net cash proceeds pro rata to each holder who would otherwise have been entitled to receive fractional shares in the distribution.

We intend for the spin-off to be tax-free to our shareholders (other than with respect to any cash received in lieu of fractional shares) and to us for U.S. federal income tax purposes. To that end, we expect to obtain an opinion of counsel substantially to the effect that, among other things and subject to certain qualifications and limitations, the distribution, together with certain other transactions, should qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended, for U.S. federal income tax purposes. You should consult your own tax advisor as to the particular consequences of the spin-off to you, including the applicability and effect of any state, local and non-U.S. tax laws, which may result in the spin-off being taxable to you.

If you sell or otherwise transfer your shares of Exterran Holdings common stock on or prior to the distribution date, you will also be selling your right to receive shares of Exterran Corporation's common stock. You are encouraged to consult with your broker or financial advisor regarding the specific implications of transferring your Exterran Holdings common stock on or prior to the distribution date.

SUBJECT TO COMPLETION, DATED JULY 20, 2015

INFORMATION STATEMENT

Exterran Corporation

Common Stock
(par value $0.01 per share)

This information statement is being furnished in connection with the distribution by Exterran Holdings, Inc. to its shareholders of all of the outstanding shares of common stock of Exterran Corporation. In connection with such distribution and the related spin-off transactions, Exterran Holdings, Inc. will change its name to "Archrock, Inc.," or Archrock. As of the date of this information statement, Exterran Holdings owns all of Exterran Corporation's outstanding common stock.

To implement the distribution, Exterran Holdings will distribute shares of Exterran Corporation common stock on a pro rata basis to the holders of Exterran Holdings common stock. You, as a holder of Exterran Holdings common stock, will be entitled to receive one share of our common stock for every two shares of Exterran Holdings common stock held as of 5:00 p.m., New York City time, on July 22, 2015, the record date for the distribution. The distribution will be issued in book-entry form only without the delivery of any physical share certificates. No fractional shares of our common stock will be issued. Instead, the transfer agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing rates and distribute the net cash proceeds pro rata to each holder who would otherwise have been entitled to receive fractional shares in the distribution. The distribution date for the spin-off will be July 31, 2015.

You will not be required to pay any cash or other consideration for the shares of our common stock that will be distributed to you or to surrender or exchange your shares of Exterran Holdings common stock in order to receive shares of our common stock in the spin-off. The distribution will not affect the number of shares of Exterran Holdings common stock that you hold. Immediately after the distribution is completed, Exterran Corporation will be an independent, publicly traded company. It is expected that the distribution should generally be tax-free to Exterran Holdings and its shareholders for United States of America ("U.S.") federal income tax purposes, except to the extent that cash is received in lieu of fractional shares.

No approval by Exterran Holdings shareholders of the spin-off is required or being sought. You are not being asked for a proxy and you are requested not to send a proxy.

As discussed under "The Spin-Off—Trading of Exterran Holdings Common Stock After the Effective Date and Prior to the Distribution," if you sell your shares of Exterran Holdings common stock in the "regular way" market after the effective date of the Form 10 of which this information statement is a part and on or prior to the distribution date, you also will be selling your right to receive shares of our common stock in connection with the spin-off. You are encouraged to consult with your broker or financial advisor regarding the specific implications of selling your shares of Exterran Holdings common stock on or prior to the spin-off.

There currently is no trading market for our common stock. However, we expect that a limited market, commonly known as a "when-issued" trading market, for our common stock will begin on or shortly after the effective date of the Form 10 of which this information statement is a part and will continue up to and including the spin-off date, and we expect that "regular way" trading of our common stock will begin the first day of trading following the spin-off. Subject to completion of the spin-off, we expect our common stock to be traded on the New York Stock Exchange under the symbol "EXTN."

In reviewing this information statement, you should carefully consider the matters described under the caption "Risk Factors" beginning on page 23.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Exterran Holdings first mailed this information statement to its shareholders on or about   , 2015.

The date of this information statement is   , 2015.

CONTENTS

This information statement is being furnished solely to provide information to Exterran Holdings shareholders who will receive shares of our common stock in the spin-off. It is not provided as an inducement or encouragement to buy or sell any securities of Exterran Holdings or Exterran Corporation. This information statement describes our business, our relationship with Exterran Holdings and how the spin-off affects Exterran Holdings and its shareholders, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of our common stock that you will receive in the spin-off. You should be aware of certain risks relating to our business, the spin-off and ownership of our common stock, which are described under the heading "Risk Factors." You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the front cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information contained in this information statement, unless we are required by applicable securities laws to do so.

- with respect to us:
  - a focus on profitable growth in strategic markets and positioning us and our shareholders to benefit from the continued build-out of the global energy infrastructure and the redevelopment currently underway in North America;
  - in our international services businesses, relatively stable cash flows due to our exposure to the production phase of oil and gas development, as compared to drilling and completion related energy service and product providers;
  - limited capital expenditures in our product sales business;
  - financial flexibility to enable investment in value-creating contract operations projects; and
  - the opportunity to expand our potential product sales customer base to include companies in the U.S. contract compression business that have historically been Exterran Holdings' competitors.

For more information, please read "The Spin-Off—Reasons for the Spin-Off."

Q: What is being distributed in the spin-off?

A: Exterran Holdings will distribute one share of our common stock for every two shares of Exterran Holdings common stock outstanding as of the record date for the distribution. Approximately 34.7 million shares of our common stock will be distributed in the spin-off, based upon the number of shares of Exterran Holdings common stock outstanding on June 30, 2015 and that we expect will remain outstanding on July 22, 2015, the record date for the spin-off. The shares of our common stock to be distributed by Exterran Holdings will constitute all of the issued and outstanding shares of our common stock at the closing of the spin-off. For more information on the shares being distributed in the spin-off, please read "Description of Capital Stock."

Q: What is the record date for the spin-off, and when will the spin-off occur?

A: The record date is July 22, 2015, and ownership is determined as of 5:00 p.m., New York City time, on that date. Shares of our common stock will be distributed on July 31, 2015, which we refer to as the distribution date.

Q: As a holder of shares of Exterran Holdings common stock as of the record date, what do I have to do to participate in the spin-off?

A: Nothing. You will receive one share of our common stock for every two shares of Exterran Holdings common stock held as of the record date and retained through the distribution date. You may also participate in the spin-off if you purchase Exterran Holdings common stock in the "regular way" market and retain your Exterran Holdings shares through the distribution date. Please read "The Spin-Off—Trading of Exterran Holdings Common Stock After the Effective Date and Prior to the Distribution."

Q: If I sell my shares of Exterran Holdings common stock before or on the distribution date, will I still be entitled to receive shares of Exterran Corporation common stock in the spin-off?

A: If you sell your shares of Exterran Holdings common stock prior to or on the distribution date, you will also be selling your right to receive shares of our common stock. See "The Spin-Off— Trading of Exterran Holdings Common Stock After the Effective Date and Prior to the Distribution." You are encouraged to consult with your broker or financial advisor regarding the specific implications of selling your Exterran Holdings common stock prior to or on the distribution date.

Q: How will fractional shares be treated in the spin-off?

A: Exterran Holdings will not distribute any fractional shares of our common stock to its shareholders. Instead, the transfer agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing rates and distribute the net cash proceeds pro rata to each holder who would otherwise have been entitled to receive fractional shares in the distribution. For an explanation of how the cash payments for fractional shares will be determined, please read "The Spin-Off—Treatment of Fractional Shares."

Q: Will the spin-off affect the number of shares of Exterran Holdings I currently hold?

A: No. The number of shares of Exterran Holdings common stock held by a shareholder will be unchanged. The market value of each such share, however, is expected to decline to reflect the impact of the distribution.

Q: What are the U.S. federal income tax consequences of the spin-off to me?

A: Exterran Holdings expects to obtain an opinion of Latham & Watkins LLP (the "Tax Opinion") substantially to the effect that, for U.S. federal income tax purposes, (i) the internal distribution should qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the "Code"), and (ii) the distribution should qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code, subject to certain qualifications and limitations. Accordingly, for U.S. federal income tax purposes, Exterran Holdings should not recognize any material gain or loss and you generally should recognize no gain or loss or include any amount in taxable income (other than with respect to cash received in lieu of fractional shares) as a result of the spin-off. The material U.S. federal income tax consequences of the spin-off are described in more detail under "The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off." Information regarding tax matters in this information statement is for general information purposes only and does not constitute tax advice. **SHAREHOLDERS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES OF THE SPIN-OFF TO THEM, <u>INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE AND LOCAL TAX LAWS, AS WELL AS FOREIGN TAX LAWS</u>**.

Q: How will I determine the tax basis I will have in the shares of stock I receive in the spin-off?

A: Assuming that the distribution is tax-free to Exterran Holdings' shareholders, the tax basis in Exterran Holdings' common stock that you hold immediately prior will be allocated between such Exterran Holdings common stock and shares of our common stock received in the distribution in proportion to the relative fair market values of each immediately following the distribution. You should consult your tax advisor about how this allocation will work in your situation (including a situation where you have purchased Exterran Holdings shares at different times or for different amounts) and regarding any particular consequences of the spin-off to you, including the application of state, local and non-U.S. tax laws. The material U.S. federal income tax consequences of the spin-off are described in more detail under "The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off."

Q: Will I receive a stock certificate for Exterran Corporation shares distributed as a result of the spin-off?

A: No. Registered holders of Exterran Holdings common stock who are entitled to participate in the spin-off will receive a book-entry account statement reflecting their ownership of our common stock. Following the spin-off, however, you may request physical stock certificates if you are a holder of record. For additional information, registered shareholders in the United States should contact Exterran Holdings' transfer agent, American Stock Transfer & Trust Co., LLC, through its website at www.amstock.com. From outside the United States, shareholders may call (800) 937-5449. Please read "The Spin-Off—When and How You Will Receive Exterran Corporation Shares."

Q: What if I hold my shares through a broker, bank or other nominee?

A: Exterran Holdings shareholders who hold their shares through a broker, bank or other nominee will have their brokerage account credited with shares of our common stock. For additional information, those shareholders are encouraged to contact their broker, bank or nominee directly.

Q: What if I have stock certificates reflecting my shares of Exterran Holdings' common stock? Should I send them to the transfer agent or to Exterran Holdings?

A: No. You should not send your stock certificates to the transfer agent or to Exterran Holdings. You should retain your Exterran Holdings stock certificates.

Q: What are the conditions to the spin-off?

A: The spin-off is subject to a number of conditions, including, among others: (1) the continued effectiveness of an opinion of counsel substantially to the effect that, for U.S. federal income tax purposes, (i) the internal distribution should qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code, and (ii) the distribution should qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code, subject to certain qualifications and limitations; (2) the SEC's declaring effective the Registration Statement of which this information statement forms a part; (3) Exterran Energy Solutions, L.P., a Delaware limited partnership ("EESLP"), which will become our wholly owned subsidiary and the owner of all our operating subsidiaries following the spin-off, entering into a new $750.0 million revolving credit facility (the "new credit facility"); (4) the issuance by EESLP and EES Finance Corp., its wholly owned subsidiary, of $400.0 million of   % Senior Notes due 2022 (the "New Senior Notes"); and (5) receipt and continued effectiveness of all material consents necessary to consummate the spin-off. However, even if all of the conditions have been satisfied, Exterran Holdings may amend, modify or abandon any and all terms of the spin-off and the related transactions at any time prior to the distribution date. Please read "The Spin-Off—Spin-Off Conditions and Termination."

Q: Will Exterran Corporation incur any debt prior to or at the time of the spin-off?

A: Exterran Holdings currently has in place a $900 million senior secured revolving credit facility (the "existing credit facility"). As of March 31, 2015, there was approximately $454.7 million of available borrowing capacity under the existing credit facility.

On July 10, 2015, Exterran Corporation and EESLP entered into a $750.0 million credit agreement among Exterran Corporation, EESLP, the guarantors party thereto, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto. The effectiveness of the new credit facility is conditioned upon the consummation of the spin-off. Upon the consummation of the spin-off, Exterran Corporation will guarantee EESLP's obligations under the revolving credit facility. As of March 31, 2015, on a pro forma basis after giving effect to the spin-off, we would have had approximately $335.7 million in available borrowing capacity under the new credit facility.

On July   , 2015, EESLP and EES Finance Corp. (together, the "Issuers"), which will become our wholly owned subsidiaries in connection with the spin-off, entered into a purchase agreement with Goldman, Sachs & Co., as representative of the initial purchasers, with respect to the sale by the Issuers of $400.0 million aggregate principal amount of New Senior Notes prior to the completion of the spin-off. We intend to transfer the net proceeds from the sale of New Senior Notes, together with borrowings under the new credit facility, to Exterran Holdings to allow it to repay its indebtedness prior to the internal distribution.

We refer to the indebtedness we expect to incur in connection with the new credit facility and the issuance of New Senior Notes collectively as our "debt arrangements" and the credit agreement related to the new credit facility and the indenture governing our New Senior Notes collectively as our "debt agreements." This information statement shall not be deemed an offer to sell or a solicitation of an offer to buy the New Senior Notes. For more information on our planned debt arrangements, please read "Capitalization" and "Description of Material Indebtedness."

Q: Are there risks to owning shares of our common stock?

A: Yes. Our business is subject both to general and specific business risks relating to its operations, business, industry and common stock. In addition, the spin-off involves specific risks, including risks relating to us being an independent, publicly traded company. Please read "Risk Factors."

Q: Does Exterran Corporation plan to pay cash dividends?

A: We do not currently anticipate paying cash dividends on our common stock. The declaration and amount of future dividends, if any, will be determined by our board of directors and will depend on our financial condition, earnings, capital requirements, financial covenants, industry practice, applicable law and other factors our board of directors deems relevant. Our ability to pay dividends on our common stock may be limited by the covenants of our debt agreements and limitations in our separation and distribution agreement and may be further restricted by the terms of any future debt or preferred securities. See "Dividend Policy," "Description of Material Indebtedness" and "Relationship with Archrock After the Spin-Off—Separation and Distribution Agreement."

Q: Will our common stock trade on a stock market?

A: Currently, there is no public market for our common stock. We expect to list our common stock on the NYSE under the symbol "EXTN." We anticipate that limited trading in shares of our common stock will begin on a "when-issued" basis on or shortly after the effective date of the Form 10 of which this information statement is a part and will continue up to and including the distribution date and that "regular-way" trading in shares of our common stock will begin on the first trading day following the distribution date. The "when-issued" trading market will be a market for shares of our common stock that will be distributed to Exterran Holdings shareholders on the distribution date. If you owned shares of Exterran Holdings common stock at the close of business on the record date, you would be entitled to shares of our common stock distributed pursuant to the spin-off. You may trade this entitlement to shares of our common stock, without the shares of Exterran Holdings common stock you own, on the "when-issued" market. We cannot predict the trading prices or volume for our common stock before, on or after the distribution date. Please read "Risk Factors—Risks Relating to Ownership of Our Common Stock."

Q: What will happen to Exterran Holdings stock options, restricted stock, restricted stock units and performance units?

A: In connection with the distribution, subject to approval by the compensation committee of the board of directors of Exterran Holdings, Exterran Holdings stock options, restricted stock, restricted stock units and performance units will generally be treated as follows:

   • *Pre-2015 Awards.* Immediately prior to the distribution, each outstanding Exterran Holdings stock option, restricted stock award, restricted stock unit award and performance unit award

Q: Will I have appraisal rights in connection with the spin-off?

A: No. Holders of shares of Exterran Holdings common stock are not entitled to appraisal rights in connection with the spin-off.

Q: Who is the transfer agent for your common stock?

A: American Stock Transfer & Trust Co., LLC
Operations Center
6201 15th Avenue
Brooklyn, New York 11219
www.amstock.com

Q: Who is the distribution agent for the spin-off?

A: American Stock Transfer & Trust Co., LLC
Operations Center
6201 15th Avenue
Brooklyn, New York 11219
www.amstock.com

Q: Whom can I contact for more information?

A: If you have questions relating to the mechanics of the distribution of shares of our common stock, you should contact the distribution agent.▲

Before the spin-off, if you have questions relating to the spin-off, you should contact Exterran Holdings' Senior Vice President, General Counsel and Secretary at:

Exterran Holdings, Inc.
16666 Northchase Drive
Houston, Texas 77060
Attention: Donald Wayne, Senior Vice President, General Counsel and Secretary
Telephone: (281) 836-7000

SUMMARY

The following is a summary of some of the information contained in this information statement. It does not contain all the details concerning us or the spin-off, including information that may be important to you. We urge you to read this entire document carefully, including the risk factors, our historical and pro forma financial statements and the notes to those financial statements.

References in this document to our historical assets, liabilities, business or activities generally refer to the historical assets, liabilities, business or activities of our business as it was conducted as part of Exterran Holdings and its subsidiaries before giving effect to the spin-off. Our historical financial results contained in this information statement may not be indicative of our financial results in the future as an independent company or reflect what our financial results would have been had we been an independent company during the periods presented. Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement assumes the completion of the spin-off.

Our Company

We are currently a wholly owned subsidiary of Exterran Holdings, Inc. In connection with the spin-off, Exterran Holdings, Inc. will change its name to "Archrock, Inc." Following the completion of our spin-off from Exterran Holdings, we will be an independent, publicly traded company operating under the name "Exterran Corporation," and we will own the assets and liabilities associated with Exterran Holdings' international services and global fabrication businesses. We refer to the global fabrication business currently operated by Exterran Holdings as our product sales business. Archrock will not retain any ownership interest in us or our business.

We are a market leader in the provision of compression, production and processing products and services that support the production and transportation of oil and natural gas throughout the world. We provide these products and services to a global customer base consisting of companies engaged in all aspects of the oil and natural gas industry, including large integrated oil and natural gas companies, national oil and natural gas companies, independent oil and natural gas producers and oil and natural gas processors, gatherers and pipeline operators. We report our results of operations in the following three reporting business segments: contract operations, aftermarket services and product sales.

In our contract operations business, which accounted for 23% of our revenue and 52% of our gross margin in 2014, we own and operate natural gas compression equipment and crude oil and natural gas production and processing equipment on behalf of our customers outside of the United States. These services can include engineering, design, procurement, on-site construction and operation of natural gas compression and crude oil or natural gas production and processing facilities for our customers. Our contract operations business is underpinned by long-term commercial contracts with large customers, including several national oil and natural gas companies, which we believe provides us with relatively stable cash flows due to our exposure to the production phase of oil and gas development, compared to drilling and completion related energy service and product providers. We believe our contract operations services generally allow our customers that outsource their compression or production and processing needs to achieve higher production rates than they would achieve with their own operations, resulting in increased revenue for our customers. In addition, outsourcing allows our customers flexibility for their compression and production and processing needs while limiting their capital requirements. These contracts generally involve initial terms ranging from three to five years, and in some cases in excess of 10 years. In many instances, we are able to renew those contracts prior to the expiration of the initial term; in some cases, we may sell the underlying assets to our customers pursuant to purchase options.

In our aftermarket services business, which accounted for 7% of our revenue and 7% of our gross margin in 2014, we provide operations, maintenance, overhaul and reconfiguration services outside of the United States to support our customers who own their own compression, production, processing,

Complementary businesses enable us to offer customers integrated infrastructure solutions. We aim to provide our customers with a single source to meet their energy infrastructure needs, and we believe we have the ability to serve our customers' changing needs in a variety of ways. For customers that seek to limit capital spending on energy infrastructure projects, we offer our full operations services through our contract operations business. Alternatively, for customers that prefer to develop and acquire their own infrastructure assets, we are able to sell equipment and facilities for their operation In addition, in those cases, we can also provide operations, maintenance, overhaul and reconfiguration services following the sale through our aftermarket services business. Finally, we also provide aftermarket services to customers that own compression, production, processing and treating equipment that was not purchased from us. Because of the breadth of our products and our ability to deliver those products through our different delivery models, we believe we are able to provide the solution that is most suitable to our customers in the markets in which they operate. We believe this ability to provide our customers with a variety of products and services provides us with greater stability, as we are able to adjust the products and services we provide to reflect our customers' changing needs.

Cash flows from contract operations business supported by long-term contracts with diverse customer base. We provide contract operations services to customers located in approximately 15 countries. Within our contract operations business, we seek to enter into long-term contracts with a diverse collection of customers, including large integrated oil and natural gas companies and national energy companies. These contracts generally involve initial terms ranging from three to five years, and in some cases can be in excess of 10 years, and typically require our customers to pay our monthly service fee even during periods of limited or disrupted natural gas flows. In addition, our large, international customer base provides a diversified revenue stream, which we believe reduces customer and geographic concentration risk. Furthermore, our customer base includes several companies that are among the largest and most well-known companies within their respective regions throughout our global platform.

Experienced management team. We have an experienced and skilled management team with a long track record of driving growth through organic expansion and selective acquisitions. The members of our management team have strong relationships in the oil and gas industry and have operated through numerous commodity price cycles throughout our areas of operations. Members of our management team have spent a significant portion of their respective careers at highly regarded energy and manufacturing companies, such as Exterran Holdings, and have accumulated an average of over 25 years of industry experience.

Well-balanced capital structure with sufficient liquidity. We intend to maintain a capital structure with an appropriate amount of leverage and the financial flexibility to invest in our operations and pursue attractive growth opportunities that we believe will increase the overall earnings and cash flow generated by our business. As of March 31, 2015, on a pro forma basis after giving effect to the spin-off and related financing transactions, we would have had access to approximately $335.7 million of available borrowings under our debt agreements. In addition, as of March 31, 2015, we would have had approximately $51.5 million of cash and cash equivalents on hand on a pro forma basis.

Business Strategies

We intend to continue to capitalize on our competitive strengths to meet our customers' needs through the following key strategies:

Strategically grow our business to generate attractive returns to our shareholders. Our primary strategic focus involves the growth of our business through expanding our product and services offerings and growing our customer base, as well as targeting redevelopment opportunities in the U.S. energy market and expansions into new international markets benefiting from the global energy infrastructure build-out. Our diverse product and service portfolio allows us to readily respond to changes in industry and economic conditions. We believe our global footprint allows us to provide the prompt product availability our customers require, and we can construct projects in new locations as needed to meet customer demand. We have the ability to readily deploy our capital to construct new or supplemental projects that we build, own and operate on behalf of our customers through our contract operations business. In addition, we seek to provide our customers with integrated infrastructure solutions by combining product and service offerings across our businesses. As an independent company, we plan to supplement our organic growth with select acquisitions in key markets to further enhance our geographic reach, product offerings and other capabilities. We believe acquisitions of this nature will allow us to generate incremental revenues from existing and new customers and obtain greater market share.

Expand customer base and deepen relationships with existing customers. We believe the uniquely broad range of services we offer, the quality of our products and services and our diverse geographic footprint positions us well to attract new customers and cross-sell our products and services to existing customers. In addition, we have a long history of providing the products and services we offer to our customers, which we couple with the technical expertise of our experienced engineering personnel to understand and meet our customers' needs, particularly as those needs develop and change over time. We intend to devote significant business development resources to market our products and services, leverage existing relationships and expedite our growth potential. We also seek to provide supplemental projects and services to our customers as their needs evolve over time. Finally, we expect to be able to offer certain of our products, including fabricated compressors, to prospective customers that are competitors of Archrock, which increases our prospective customer base and provides us with the opportunity to diversify our revenue sources.

Continue our industry-leading safety performance. Because of our emphasis on training and safety protocols for our employees, we have delivered industry-leading safety performance, which has resulted in our achieving a strong reputation for safety. We believe this safety performance and reputation helps us to attract and retain customers and employees. We have adopted rigorous processes and procedures to facilitate our compliance with safety regulations and policies. We work diligently to meet or exceed applicable safety regulations, and we intend to continue to focus on our safety monitoring function as our business grows and operating conditions change.

Continue to optimize our global platform, products and services and enhance our profitability. We regularly review and evaluate the quality of our operations, products and services. This process includes customer review programs to assess the quality of our performance. In addition, we intend to use our global platform to reach a wide variety of customers, which we believe can enable us to achieve cost savings in our operations. We believe our ongoing focus on improving the quality of our operations, products and services results in greater satisfaction among our customers, which we believe results in greater profitability and value for our shareholders.

The Spin-Off and Our Relationship with Archrock After the Spin-Off

The Spin-Off

The board of directors of Exterran Holdings regularly reviews the various operations conducted by Exterran Holdings to ensure that resources are deployed and activities are pursued in the best interest of its shareholders. On November 17, 2014, Exterran Holdings announced that its board of directors had approved in principle a plan involving the pro rata distribution of all of our shares of common stock to Exterran Holdings' shareholders in a distribution intended to be tax-free to us and such shareholders for U.S. federal income tax purposes (other than with respect to any cash received in lieu of fractional shares). The spin-off is subject to, among other things, final approval by the Exterran Holdings board of directors and the conditions described below under "The Spin-Off—Spin-Off Conditions and Termination." We expect to complete the spin-off on or about July 31, 2015. However, we cannot assure you that the spin-off will be completed on the anticipated timeline, or at all, or that the terms of the spin-off will not change.

We are currently a wholly owned subsidiary of Exterran Holdings. In connection with the spin-off, Exterran Holdings will change its name to "Archrock, Inc." Following the completion of the spin-off, we expect to own the assets and to be obligated on the liabilities comprising Exterran Holdings' international services and global fabrication businesses.

On or before the distribution date, we and Archrock will enter into agreements to define various post-spin-off relationships between Archrock and us in various contexts. For example, we expect that the separation and distribution agreement we will enter into with Archrock will contain certain noncompetition provisions addressing restrictions for a limited period of time after the spin-off on our ability to provide contract operations services in the United States and on Archrock's ability to provide contract operations services outside of the United States and product sales to customers worldwide, subject to certain exceptions. In addition, we will enter into the transition services agreement with Archrock under which the parties will provide one another with certain transition services on an interim basis. We and Archrock will also enter into a tax matters agreement that will govern the respective rights, responsibilities and obligations of Archrock and us after the spin-off with respect to taxes, tax attributes, the preparation and filing of tax returns, the control of tax audits and other tax proceedings and assistance and cooperation in respect of tax matters. The tax matters agreement will contain certain restrictions on our ability to take, or fail to take, actions that could cause the distribution to fail to qualify as tax-free. Moreover, we expect to enter into a supply agreement and related storage agreements with Archrock and Archrock Partners on arm's length terms that, among other things, will set forth the terms under which we will provide Archrock and Archrock Partners with fabricated equipment. We also expect to enter into service agreements with Archrock on arm's length terms that will set forth the terms under which the parties will provide each other with installation, start-up, commissioning and other services. See "Risk Factors—Risks Relating to the Spin-Off." For more information regarding these agreements, see "Relationship with Archrock After the Spin-Off—Agreements Between Archrock and Us" and the historical and pro forma financial statements and the notes thereto included elsewhere in this information statement.

Recent Developments

On July 10, 2015, Exterran Corporation and EESLP entered into a new $750.0 million revolving credit facility. The effectiveness of the new credit facility is conditioned upon the consummation of the spin-off, at which time Exterran Corporation will guarantee EESLP's obligations under the new credit facility. As of March 31, 2015, on a pro forma basis after giving effect to the spin-off, we would have had approximately $335.7 million in available borrowing capacity under the new credit facility. In connection with the spin-off, we intend to transfer borrowings under the new credit facility to Exterran Holdings to allow it to repay its indebtedness.

As of June 30, 2015, Exterran Holdings and its subsidiaries (other than Exterran Partners and its subsidiaries) had approximately $707 million of debt outstanding, including approximately $357 million of outstanding borrowings under Exterran Holdings' existing credit facility. Subsequent to June 30, 2015 and prior to the completion of the spin-off, Exterran Holdings expects to incur additional borrowings under its existing credit facility of between $45 million and $55 million to finance expenses related to the completion of the spin-off and related financing transactions, which would increase the amount we borrow under the new credit facility and transfer to Exterran Holdings to allow Exterran Holdings to repay its indebtedness.

In addition, on July   , 2015, EESLP and EES Finance Corp. entered into a purchase agreement with Goldman, Sachs & Co., as representative of the several initial purchasers, with respect to the sale by the Issuers of $400.0 million aggregate principal amount of   % Senior Notes due 2022 prior to the completion of the spin-off. We intend to transfer the net proceeds from the sale of New Senior Notes, together with borrowings under the new credit facility, to Exterran Holdings to allow it to repay its indebtedness in connection with the spin-off.

For more information about our debt arrangements, please read "Description of Material Indebtedness."

Risk Factors

Our business is subject to a number of risks, including risks related to the spin-off. The following list of risk factors is not exhaustive. Please read "Risk Factors" carefully for a more thorough description of these and other risks.

Risks Relating to Our Business

- Continued low oil and natural gas prices could continue to depress or further decrease demand or pricing for our natural gas compression and oil and natural gas production and processing equipment and services and, as a result, adversely affect our business.

- The erosion of the financial condition of our customers could adversely affect our business.

- Failure to timely and cost-effectively execute on larger projects could adversely affect our business.

- We may incur losses on fixed-price contracts, which constitute a significant portion of our product sales business.

- There are many risks associated with conducting operations in international markets, including our largest international markets for contract operations, which include Mexico, Brazil and Argentina.

- We are due to receive a substantial amount in installment payments from the purchaser of our previously nationalized Venezuelan assets, the nonpayment of which could reduce the anticipated amount of funds available to us to repay indebtedness and for general corporate purposes.

- We are exposed to exchange rate fluctuations in the international markets in which we operate. A decrease in the value of any of these currencies relative to the U.S. dollar could reduce profits from international operations and the value of our international net assets.

- We will have a substantial amount of debt that could limit our ability to fund future growth and operations and increase our exposure to risk during adverse economic conditions.

- Covenants in our debt agreements may impair our ability to operate our business.

- We may be vulnerable to interest rate increases due to our floating rate debt obligations.

- The termination of or any price reductions under certain of our contract operations services contracts could have a material impact on our business.

- Following the spin-off, we may face challenges as a result of being a smaller, less diversified company than we were as part of Exterran Holdings prior to the spin-off.

- We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, or FCPA, similar worldwide anti-bribery laws and trade control laws. If we are found to have violated the FCPA or other legal requirements, we may be subject to criminal and civil penalties and other remedial measures, which could materially harm our reputation, business, results of operations, financial condition and liquidity.

Risks Relating to the Spin-Off

- We may not realize some or all of the benefits we expect to achieve from our separation from Exterran Holdings.

- The combined value of Archrock and Exterran Corporation shares after the spin-off may not equal or exceed the value of Exterran Holdings shares prior to the spin-off.

- A large number of our shares are or will be eligible for future sale, which may cause the market price for our common stock to decline.

- Our historical combined and pro forma financial information may not be representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.

- Our costs will increase as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

- Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the spin-off and may strain our resources.

- Following the spin-off, we and Archrock will be subject to certain noncompetition restrictions, which may limit our ability to grow our business.

- Following the spin-off, we and Archrock will provide each other with certain services under the transition services agreement that may require us to divert resources from our business, which in turn may negatively impact our business, financial condition and results of operations.

- Following the spin-off, we will provide Archrock and Archrock Partners with certain fabricated products, including compressors, and we will depend on Archrock and Archrock Partners for a significant amount of our product sales revenues.

- Several members of our board and management may have conflicts of interest because of their ownership of shares of common stock of or other equity interests in Exterran Holdings.

- We will be subject to continuing contingent tax liabilities of Exterran Holdings following the spin-off.

- The tax treatment of the distribution is subject to uncertainty. If the distribution does not qualify as a transaction that is tax-free for U.S. federal income tax purposes, we, Archrock and our shareholders could be subject to significant tax liability and, in certain circumstances, we could be required to indemnify Archrock for material taxes pursuant to indemnification obligations under the tax matters agreement.

Risks Relating to Ownership of Our Common Stock

- No market currently exists for our common stock. We cannot assure you that an active trading market will develop for our common stock.

- The market price and trading volume of our common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our common stock following the spin-off.

Corporate Information

The address of our principal executive offices is 4444 Brittmoore Road, Houston, Texas 77041. Our main telephone number is (281) 854-3000. Effective upon the completion of the spin-off, our website address will be www.exterran.com. Information contained on our website is not incorporated by reference into this information statement or the registration statement on Form 10 of which this information statement is a part, and you should not consider information on our website as part of this information statement or such registration statement on Form 10.

Summary of the Spin-Off

The following is a brief summary of the terms of the spin-off. Please see "The Spin-Off" for a more detailed description of the matters described below.

Distributing company .... Exterran Holdings, which is our parent company. After the spin-off, Archrock will not retain any shares of our common stock.

Distributed company .... Exterran Corporation, which is currently a wholly owned subsidiary of Exterran Holdings. After the spin-off, we will be an independent, publicly traded company.

Distribution ratio .... Each holder of Exterran Holdings common stock will receive one share of our common stock for every two shares of Exterran Holdings common stock held on the record date. Approximately 34.7 million shares of our common stock will be distributed in the spin-off, based upon the number of shares of Exterran Holdings common stock outstanding on June 30, 2015 and that we expect will remain outstanding on July 22, 2015, the record date for the spin-off. The shares of our common stock to be distributed by Exterran Holdings will constitute all of the issued and outstanding shares of our common stock. For more information on the shares being distributed in the spin-off, see "Description of Capital Stock."

Fractional shares .... The transfer agent identified below will automatically aggregate fractional shares into whole shares and sell them on behalf of shareholders in the open market at prevailing market prices and distribute the net cash proceeds pro rata to each Exterran Holdings shareholder who otherwise would have been entitled to receive a fractional share in the spin-off. You will not be entitled to any interest on the amount of payment made to you in lieu of a fractional share. See "The Spin-Off—Treatment of Fractional Shares."

Distribution procedures .... On or about the distribution date, the distribution agent identified below will distribute the shares of our common stock to be distributed by crediting those shares to book-entry accounts established by the transfer agent for persons who were shareholders of Exterran Holdings as of 5:00 p.m., New York City time, on the record date. Shares of our common stock will be issued only in book-entry form. No paper stock certificates will be issued. You will not be required to make any payment or surrender or exchange your shares of Exterran Holdings common stock or take any other action to receive your shares of our common stock. However, as discussed below, if you sell shares of Exterran Holdings common stock in the "regular way" market between the record date and the distribution date, you will be selling your right to receive the associated shares of our common stock in the spin-off. Registered shareholders will receive additional information from the transfer agent shortly after the distribution date. Beneficial shareholders will receive information from their brokerage firms.

Distribution agent, transfer agent and registrar for our shares of common stock	American Stock Transfer & Trust Co., LLC
Record date	5:00 p.m., New York City time, on July 22, 2015.
Distribution date	July 31, 2015.
Trading prior to or on the distribution date	It is anticipated that, beginning on or shortly after the effective date of the Form 10 of which this information statement is a part, Exterran Holdings' shares will trade in two markets on the NYSE, a "regular way" market and an "ex-distribution" market. Investors will be able to purchase Exterran Holdings shares without the right to receive shares of our common stock in the "ex-distribution" market for Exterran Holdings common stock. Any holder of Exterran Holdings common stock who sells Exterran Holdings shares in the "regular way" market on or before the distribution date will also be selling the right to receive shares of our common stock in the spin-off. You are encouraged to consult with your broker or financial advisor regarding the specific implications of selling Exterran Holdings common stock prior to or on the distribution date.
Assets and liabilities of the distributed company	Prior to completion of the spin-off, we and Exterran Holdings will enter into a separation and distribution agreement that contains the key provisions relating to the separation of our business from Exterran Holdings and the distribution of our shares of common stock. The separation and distribution agreement identifies the assets to be transferred, liabilities to be assumed and contracts to be assigned either to us by Exterran Holdings or by us to Exterran Holdings in the spin-off and describe when and how the Transactions will occur. Please read "Relationship with Archrock After the Spin-Off—Agreements Between Archrock and Us—Separation and Distribution Agreement."

U.S. federal income tax consequences	Exterran Holdings expects to obtain an opinion of counsel substantially to the effect that, for U.S. federal income tax purposes, (i) the internal distribution should qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code, and (ii) the distribution should qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code, subject to certain qualifications and limitations. Accordingly, for U.S. federal income tax purposes, Exterran Holdings should not recognize any material gain or loss and you generally should recognize no gain or loss or include any amount in taxable income (other than with respect to cash received in lieu of fractional shares) as a result of the spin-off. The material U.S. federal income tax consequences of the spin-off are described in more detail under "The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off."
Conditions to the spin-off	We expect that the spin-off will be effective on July 31, 2015, provided that the conditions set forth under the caption "The Spin-Off—Spin-Off Conditions and Termination" have been satisfied in Exterran Holdings' sole and absolute discretion. However, even if all of the conditions have been satisfied, Exterran Holdings may amend, modify or abandon any and all terms of the spin-off and the related transactions at any time prior to the distribution date.
Reasons for the spin-off	Exterran Holdings' board and management team believe that there are significant expected benefits to the simplified, separate companies resulting from this transaction, including:

with respect to Archrock:

- a focus on growing the U.S. services businesses, including organic growth, third party acquisitions and sales by Archrock of additional U.S. contract operations assets over time to Archrock Partners;

- relatively stable cash flows and a focus on its fee-based natural gas contract compression business;

- lower debt and capital requirements, allowing Archrock to return a high percentage of cash flow to shareholders in the form of a dividend;

- a pure-play yield investment opportunity with significant exposure to the U.S. energy infrastructure redevelopment;

- opportunities to pursue acquisitions with potentially more highly valued equity currency;

- a narrowing of industry focus that may potentially provide more extensive and more specialized equity research coverage; and

- the ability to be valued on a dividend yield basis, consistent with other publicly traded general partners, unlocking value for shareholders.

with respect to us:

- a focus on profitable growth in strategic markets and positioning us and our shareholders to benefit from the continued build-out of the global energy infrastructure and the redevelopment currently underway in North America;

- in our international services businesses, relatively stable cash flows due to our exposure to the production phase of oil and gas development, as compared to drilling and completion related energy service and product providers;

- limited capital expenditures in our product sales business;

- financial flexibility to enable investment in value-creating contract operations projects; and

- the opportunity to expand our potential product sales customer base to include companies in the U.S. contract compression business that have historically been Exterran Holdings' competitors.

In addition, we believe the spin-off will enable us to recognize revenue and profit on sales of certain newly fabricated equipment to Archrock and Archrock Partners that for accounting purposes were previously eliminated in the course of consolidating the financial statements of Exterran Holdings. For more information, please read "The Spin-Off—Reasons for the Spin-Off."

Stock exchange listing .... Currently there is no public market for our common stock. Subject to completion of the spin-off, we expect our common stock to be traded on the NYSE under the symbol "EXTN." We anticipate that limited trading in shares of our common stock will begin on a "when-issued" basis on or shortly after the effective date of the Form 10 of which this information statement is a part and will continue up to and including through the distribution date and that "regular-way" trading in shares of our common stock will begin on the first trading day following the distribution date. "When-issued" trading refers to a transaction made conditionally because the security has been authorized but not yet issued. On the first trading day following the distribution of our shares of common stock in the spin-off, "when-issued" trading in respect of our common stock will end and "regular way" trading will begin. "Regular way" trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of the transaction. We cannot predict the trading prices or volume of our common stock following the spin-off.

In connection with the spin-off, Exterran Holdings, Inc. will change its name to "Archrock, Inc." Following the spin-off, Archrock common stock will remain outstanding and will trade on the NYSE under the symbol "AROC."

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

The following tables present the summary historical and pro forma financial information of Exterran Holdings' historical international operations and global fabrication reporting segments and the international component of Exterran Holdings' aftermarket services reporting segment reflected in its historical financial statements discussed herein and included elsewhere in this information statement. We refer to the global fabrication reporting business currently operated by Exterran Holdings as our product sales business. The balance sheet data as of December 31, 2014 and 2013 and the statements of operations and cash flows data for each of the years ended December 31, 2014, 2013 and 2012 are derived from our audited combined financial statements included elsewhere in this information statement. The balance sheet data as of March 31, 2015 and the statements of operations and cash flows data for each of the three months ended March 31, 2015 and 2014 are derived from our unaudited combined financial statements included elsewhere in this information statement. The balance sheet data as of March 31, 2014 is derived from our unaudited combined financial statements, which are not included in this information statement. Management believes that the unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the information for the periods presented. Results for the interim periods may not necessarily be indicative of results for the full year. The results from continuing operations for all periods presented exclude the results of our Venezuelan contract operations business and Canadian contract operations and aftermarket services businesses, or Canadian Operations. Those results are reflected in discontinued operations for all periods presented.

The unaudited pro forma condensed combined financial statements as of and for the three months ended March 31, 2015 and for the year ended December 31, 2014 have been derived from Exterran Holdings' financial statements and adjusted to give effect to the spin-off and the other transactions described under "Unaudited Pro Forma Condensed Combined Financial Statements." The summary historical and pro forma financial information presented below should be read in conjunction with our financial statements and accompanying notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Condensed Combined Financial Statements" included elsewhere in this information statement. The financial information may not be indicative of our future performance and does not necessarily reflect what the financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, including changes that will occur in our operations as a result of our spin-off from Exterran Holdings.

| | Historical | | | | | Pro Forma | |
| | Years Ended December 31, | | | Three Months Ended March 31, | | Three Months Ended March 31, | Year Ended December 31, |
	2014	2013	2012	2015	2014	2015	2014
(in thousands)							
Statement of Operations Data:							
Revenues	$2,172,754	$2,415,473	$2,068,724	$ 532,047	$ 473,132	$ 550,017	$2,237,031
Gross margin(1)	596,869	583,516	484,606	144,065	141,166	145,503	602,011
Selling, general and administrative	267,493	264,890	269,812	58,566	64,656	58,566	267,493
Depreciation and amortization	173,803	140,029	167,499	38,795	36,166	38,795	173,803
Long-lived asset impairment(2)	3,851	11,941	5,197	4,579	—	4,579	3,851
Restructuring charges(2)	—	—	3,892	—	—	—	—
Interest expense	1,905	3,551	5,318	507	484	12,505	49,978
Equity in income of non-consolidated affiliates(2)	(14,553)	(19,000)	(51,483)	(5,006)	(4,693)	(5,006)	(14,553)
Other (income) expense, net	7,222	(1,966)	5,638	8,391	(2,198)	8,391	7,222
Provision for income taxes	77,833	97,367	26,226	19,384	22,405	15,688	62,807
Income from continuing operations	79,315	86,704	52,507	18,849	24,346	11,985	51,410
Income from discontinued operations, net of tax(2)	73,198	66,149	66,843	18,743	18,683	18,743	73,198
Net income	152,513	152,853	119,350	37,592	43,029	30,728	124,608
Balance Sheet Data (at period end):							
Cash and cash equivalents	$ 39,361	$ 35,194	$ 34,167	$ 51,450	$ 61,009	$ 51,450	
Working capital(3)	481,596	372,186	347,762	544,306	464,820	518,071	
Total assets	2,032,823	1,999,211	2,133,502	2,025,854	2,024,937	2,054,115	
Long-term debt(4)	1,107	1,539	—	994	1,444	726,750	
Total equity	1,451,822	1,373,904	1,407,394	1,489,363	1,455,858	791,868	
Cash Flow Data:							
Net cash flows provided by (used in):							
Operating activities	$ 150,942	$ 170,286	$ 168,433	$ 24,319	$ (5,087)		
Investing activities	(63,577)	14,913	41,700	(15,413)	2,802		
Financing activities	(79,273)	(182,685)	(196,934)	3,414	32,509		
Other Financial Data:							
EBITDA, as adjusted(1)	$ 326,729	$ 324,905	$ 216,562	$ 84,616	$ 78,627	$ 86,054	$ 331,871
Capital expenditures:							
Contract Operations Equipment:							
Growth(5)	$ 97,931	$ 36,468	$ 107,658	$ 29,612	$ 15,906		
Maintenance(6)	24,377	21,591	22,530	5,241	4,054		
Other	35,546	42,136	34,602	5,696	6,481		

(1) Gross margin and EBITDA, as adjusted are non-GAAP financial measures. Gross margin and EBITDA, as adjusted are defined, reconciled to net income (loss) and discussed further under "Selected Historical Combined Financial Data— Non-GAAP Financial Measures."

(2) See notes to the Combined Financial Statements included elsewhere in this information statement for further discussion regarding these line items.

(3) Working capital is defined as current assets minus current liabilities.

(4) Long-term debt for each of the periods presented represents our capital lease obligations.

(5) Growth capital expenditures are made to expand or to replace partially or fully depreciated assets or to expand the operating capacity or revenue of existing or new assets, whether through construction, acquisition or modification. The majority of our growth capital expenditures are related to the acquisition cost of new compressor units and processing and treating equipment that we add to our fleet and installation costs on integrated projects. In addition, growth capital expenditures can also include the upgrading of major components on an existing compressor unit where the current configuration of the compressor unit is no longer in demand and the compressor unit is not likely to return to an operating status without the capital expenditures. These latter expenditures substantially modify the operating parameters of the compressor unit such that it can be used for previously unsuitable applications.

(6) Maintenance capital expenditures are made to maintain the existing operating capacity of our assets and related cash flows further extending the useful lives of the assets. Maintenance capital expenditures are related to the major overhauls of significant components of a compressor unit, such as the engine, compressor and cooler, that return the components to a "like-new" condition, but do not modify the applications for which the compressor unit was designed.

RISK FACTORS

You should carefully consider the risks and uncertainties described below in addition to the other information contained in this information statement. Some of these risks relate principally to our spin-off from Exterran Holdings, while others relate principally to our business and the industry in which we operate or to the securities markets generally and ownership of our common stock. Specifically, please see "Cautionary Statement Concerning Forward-Looking Statements" for a discussion of events that may affect our business. Our business, financial condition and results of operations could be materially adversely affected by any of these risks, and, as a result, the trading price of our common stock could materially decline.

Risks Relating to Our Business

Continued low oil and natural gas prices could continue to depress or further decrease demand or pricing for our natural gas compression and oil and natural gas production and processing equipment and services and, as a result, adversely affect our business.

Our results of operations depend upon the level of activity in the global energy market, including oil and natural gas development, production, processing and transportation. Oil and natural gas prices and the level of drilling and exploration activity can be volatile. For example, oil and natural gas exploration and development activity and the number of well completions typically decline when there is a sustained reduction in oil or natural gas prices or significant instability in energy markets. Even the perception of longer-term lower oil or natural gas prices by oil and natural gas exploration, development and production companies can result in their decision to cancel, reduce or postpone major expenditures or to reduce or shut in well production.

Global oil prices have declined recently. For example, West Texas Intermediate crude oil spot prices as of March 31, 2015 were approximately 11% and 53% lower than prices at December 31, 2014 and March 31, 2014, respectively. In addition, natural gas prices in North America can be volatile. For example, the Henry Hub spot price for natural gas at March 31, 2015 was approximately 16% and 41% lower than the price at December 31, 2014 and March 31, 2014, respectively. If oil or natural gas exploration and development activities continue to decline in North America or other parts of the world, the level of production activity and the demand for our contract operations services, natural gas compression equipment and oil and natural gas production and processing equipment could continue to remain depressed or could further decrease, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. A reduction in demand for our products and services could also force us to reduce our pricing substantially, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Moreover, a reduction in demand for our products and services could result in our customers seeking to preserve capital by canceling short-term contracts, canceling or delaying scheduled maintenance of their existing natural gas compression and oil and natural gas production and processing equipment, determining not to enter into new contract operations service contracts or purchase new compression and oil and natural gas production and processing equipment, or canceling or delaying orders for our products and services, any of which could have a material adverse effect on our business, financial condition, results of operations and cash flows. For example, booking activity levels for our fabricated products in each of our North America and international markets during the three months ended March 31, 2015 have decreased by approximately 82% and 76%, respectively, compared to the three months ended December 31, 2014, and each of our North America and international markets product sales backlog as of March 31, 2015 decreased by approximately 29% and 17%, respectively, compared to December 31, 2014. In periods of volatile commodity prices, the timing of any change in activity levels by our customers is difficult to predict. As a result, our ability to project the anticipated activity level for our business, and particularly our fabrication segment, in the second half of 2015 and beyond is limited. If these reduced booking levels persist for a sustained period, we could experience a material adverse effect on our business, financial condition, results of operations and cash flows.

The erosion of the financial condition of our customers could adversely affect our business.

Many of our customers finance their exploration and development activities through cash flow from operations, the incurrence of debt or the issuance of equity. During times when the oil or natural gas markets weaken, our customers are more likely to experience a downturn in their financial condition. A reduction in borrowing bases under reserve-based credit facilities, the lack of availability of debt or equity financing or other factors that negatively impact our customers' financial condition could result in our customers seeking to preserve capital by reducing prices under or cancelling contracts with us, determining not to renew contracts with us, cancelling or delaying scheduled maintenance of their existing natural gas compression and oil and natural gas production and processing equipment, determining not to enter into contract operations agreements or not to purchase new compression and oil and natural gas production and processing equipment, or determining to cancel or delay orders for our products and services. Any such action by our customers would reduce demand for our products and services. Reduced demand for our products and services could adversely affect our business, financial condition, results of operations and cash flows, which may, in turn, reduce any dividends we may pay to our shareholders. In addition, in the event of the financial failure of a customer, we could experience a loss on all or a portion of our outstanding accounts receivable associated with that customer.

Failure to timely and cost-effectively execute on larger projects could adversely affect our business.

Our international projects typically have a relatively larger size and scope than the majority of Exterran Holdings' projects in the United States, which can translate into more technically challenging conditions or performance specifications for our products and services. Contracts with our customers for these projects typically specify delivery dates, performance criteria and penalties for our failure to perform. Any failure to execute such larger projects in a timely and cost effective manner could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may incur losses on fixed-price contracts, which constitute a significant portion of our product sales business.

In connection with projects and services performed under fixed-price contracts, we generally bear the risk of cost over-runs, operating cost inflation, labor availability and productivity, and supplier and subcontractor pricing and performance, unless additional costs result from customer-requested change orders. Under both our fixed-price contracts and our cost-reimbursable contracts, we may rely on third parties for many support services, and we could be subject to liability for their failures. For example, we have experienced losses on certain large fabrication or manufacturing projects that have negatively impacted our product sales results. Any failure to accurately estimate our costs and the time required for a fixed-price fabrication or manufacturing project at the time we enter into a contract could have a material adverse effect on our business, financial condition, results of operations and cash flows.

There are many risks associated with conducting operations in international markets.

Following the spin-off, our contract operations and aftermarket services businesses, and a portion of our product sales business, will be conducted in countries outside the United States. We operate in many countries. The countries with our largest contract operations businesses include Mexico, Brazil and Argentina. We are exposed to risks inherent in doing business in each of the countries where we operate. Our operations are subject to various risks unique to each country that could have a material adverse effect on our business, financial condition, results of operations and cash flows. For example, in 2009 Petroleos de Venezuela S.A., or PDVSA, the Venezuelan state-owned oil company, assumed control over substantially all of our assets and operations in Venezuela.

In April 2012, Argentina assumed control over its largest oil and gas producer, Yacimientos Petroliferos Fiscales, or YPF. We had approximately 523,000 horsepower of compression in Argentina as of December 31, 2014, and we generated $172.5 million of revenue in Argentina, including

$78.5 million of revenue from YPF, during the year ended December 31, 2014. As of December 31, 2014, $16.0 million of our cash was in Argentina. As is not uncommon during periods of low commodity prices, we have recently been requested to provide modest pricing reductions to YPF for certain of our services and are currently in discussions to reach an acceptable agreement. This request for pricing reductions is unrelated to the nationalization of YPF, which has not had a direct impact on our business to date. We are unable to predict what further effect, if any, the nationalization of YPF will have on our business in Argentina going forward, or whether Argentina will nationalize additional businesses in the oil and gas industry; however, the nationalization of YPF, the nationalization of additional businesses or the taking of other actions listed below by Argentina could have a material adverse effect on our business, financial condition, results of operations and cash flows.

More generally in Argentina, the ongoing social, political, economic and legal climate has given rise to significant uncertainties about the country's economic and political future. Since the presidential election in late 2011, the Argentine government has increasingly used foreign-exchange, price, trade and capital controls to attempt to address the country's economic challenges. Argentina's current regulations restrict foreign exchange, including exchanging Argentine pesos for U.S. dollars in certain cases, and we are unable to freely repatriate cash from Argentina. Therefore, the cash flow from our operations in Argentina may not be a reliable source of funding for our operations outside of Argentina, which could limit our ability to grow. Restrictions on our ability to exchange Argentine pesos for U.S. dollars subject us to risk of currency devaluation on future earnings in Argentina. During 2014, we used Argentine pesos to purchase certain short-term investments in Argentine government issued U.S. dollar denominated bonds. The effective Argentine peso to U.S. dollar exchange rate embedded in the purchase price of $24.3 million of bonds resulted in our recognition of a loss during the year ended December 31, 2014 of $6.5 million, which is included in other (income) expense, net, in our combined statements of operations.

In addition, the Argentine government may adopt additional regulations or policies in the future that may impact, among other things, (i) the timing of and our ability to repatriate cash from Argentina to the U.S. and other jurisdictions, (ii) the value of our assets and business in Argentina and (iii) our ability to import into Argentina the materials necessary for our operations. Any such changes could have a material adverse effect on our operations in Argentina and may negatively impact our business, results of operations, financial condition and cash flows.

We generate a significant portion of our revenue in Mexico from Petroleos Mexicanos, or Pemex. Pemex is a decentralized public entity of the Mexican government, and, therefore, the Mexican government controls Pemex, as well as its annual budget, which is approved by the Mexican Congress. The Mexican government may cut spending in the future. These cuts could adversely affect Pemex's annual budget and its ability to engage us in the future or compensate us for our services. Recently, the Mexican government implemented an energy industry reform that will allow the government to grant non-Mexican companies the opportunity to enter into contracts and licenses to explore and drill for oil and natural gas in Mexico. Any impact from this reform on our business in Mexico is uncertain.

Also, during the past several years, incidents of security disruptions in many regions of Mexico have increased, including drug-related gang activity. Certain incidents of violence have occurred in regions we serve and have resulted in the temporary disruption of our operations. These disruptions could continue or increase in the future. To the extent that such security disruptions continue or increase, our operations will continue to be affected, and the levels of revenue and operating cash flow from our Mexican operations could be reduced.

We generate a significant portion of our revenue in Brazil from Petroleos Brasileiro, or Petrobras, a government-controlled energy company. Recently, a significant number of senior executives at Petrobras have resigned their positions in connection with a widely publicized corruption investigation. In addition, Petrobras recently announced further reductions to its long-term capital expenditures budget. We expect these developments to disrupt Petrobras' operations in the near term, which could in turn adversely affect our business and results of operations in Brazil.

In addition, we may expand our business in international markets where we have not previously conducted business. The risks inherent in establishing new business ventures, especially in international markets where local customs, laws and business procedures present special challenges, may affect our ability to be successful in these ventures or avoid losses that could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are due to receive a substantial amount in installment payments from the purchaser of our previously nationalized Venezuelan assets, the nonpayment of which could reduce the anticipated amount of funds available to us to repay indebtedness and for general corporate purposes.

In March 2012 and August 2012, we sold our previously-nationalized Venezuelan joint venture assets and Venezuelan subsidiary assets, respectively, to PDVSA Gas, S.A., or PDVSA Gas, a subsidiary of PDVSA, for aggregate consideration of approximately $550 million. As of July 2, 2015, we have received payments, including annual charges, of approximately $469 million ($50 million of which was used to repay insurance proceeds previously collected under the policy we maintained for the risk of expropriation) and are due to receive the remaining principal amount as of July 2, 2015 of approximately $100 million in installments through the third quarter of 2016. We intend to use these remaining proceeds, as they are received, for the repayment of indebtedness and for general corporate purposes. In addition, pursuant to the terms of the separation and distribution agreement, in the event that PDVSA Gas defaults on its obligation to pay these installments when due and our adjusted total leverage ratio (as described in the separation and distribution agreement) exceeds 3.75 to 1.00 as of the last day of any testing period described in our new credit facility, Archrock will make support payments to us up to $100 million in the aggregate in an amount corresponding to the PDVSA Gas payments in default. However, the amount of support payments we would be entitled to receive from Archrock will be reduced by an amount corresponding to the amount of dividends or other distributions made in respect of our and certain of our subsidiaries' equity securities or any purchase, redemption or other acquisition or retirement for value of our equity interests that would, in either case, constitute a restricted payment under the terms of the indenture governing our New Senior Notes. In addition, the amount of support payments we would be entitled to receive from Archrock will be further reduced by the amount of capital expenditures incurred by us between July 1, 2015 and March 31, 2017 in excess of $307 million and by amounts we pay (including indebtedness we assume) in respect of business combinations. Please read "Relationship with Archrock After the Spin-off—Separation and Distribution Agreement." As a result, we may not receive all or a portion of the support payments to which we may be entitled from Archrock in the event that PDVSA Gas defaults on its payment obligation.

Any failure by PDVSA Gas to pay these installments when due or inability of Archrock to support the payments in default could reduce the amount of funds available to us in the future for these purposes. PDVSA's payments to many of its suppliers and partners are currently significantly in arrears, and the ongoing social, political, economic and legal climate has given rise to significant uncertainties about the country's economic and political stability. Since the presidential election in the first half of 2013, the Venezuelan government has increasingly used foreign-exchange, price and capital controls to attempt to address the country's economic challenges. If current political unrest were to develop into a prolonged period of governmental or economic instability, or if PDVSA becomes increasingly unable to pay its suppliers and partners due to the detrimental effect of recent commodity price declines on Venezuela's economy or for other reasons, our ability to recover in full the remaining proceeds from PDVSA Gas could be adversely impacted.

We are exposed to exchange rate fluctuations in the international markets in which we operate. A decrease in the value of any of these currencies relative to the U.S. dollar could reduce profits from international operations and the value of our international net assets.

We operate in many international countries. We anticipate that there will be instances in which costs and revenues will not be exactly matched with respect to currency denomination. We generally do not hedge exchange rate exposures, which exposes us to the risk of exchange rate losses. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in currency other than our subsidiaries' functional currency are included in our combined statements of operations. In addition, currency fluctuations cause the U.S. dollar value of our international results of operations and net assets to vary with exchange rate fluctuations. This could have a negative impact on our business, financial condition or results of operations. In addition, fluctuations in currencies relative to currencies in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations. Our material exchange rate exposure relates to intercompany loans denominated in U.S. dollars to subsidiaries whose functional currencies are the Brazilian Real and the Euro, which loans carried balances of $62.9 million and $28.1 million U.S. dollars, respectively, as of March 31, 2015. In addition, Argentina's current regulations restrict foreign exchange, including exchanging Argentine pesos for U.S. dollars in certain cases. Restrictions on our ability to exchange Argentine pesos for U.S. dollars subject us to risk of currency devaluation on future earnings in Argentina. As of March 31, 2015, $23.1 million of our cash was in Argentina. As we expand geographically, we may experience economic loss and a negative impact on earnings or net assets solely as a result of foreign currency exchange rate fluctuations. Further, the markets in which we operate could restrict the removal or conversion of the local or foreign currency, resulting in our inability to hedge against these risks.

We will have a substantial amount of debt that could limit our ability to fund future growth and operations and increase our exposure to risk during adverse economic conditions.

As of March 31, 2015, on a pro forma basis after giving effect to the spin-off, we would have had approximately $726.8 million in outstanding debt obligations, including the New Senior Notes and outstanding borrowings under the new credit facility. Many factors, including factors beyond our control, may affect our ability to make payments on our outstanding indebtedness. These factors include those discussed elsewhere in these Risk Factors and those listed under "Cautionary Statement Concerning Forward-Looking Statements."

As of June 30, 2015, Exterran Holdings and its subsidiaries (other than Exterran Partners and its subsidiaries) had approximately $707 million of debt outstanding, including approximately $357 million of outstanding borrowings under its existing credit facility. Subsequent to June 30, 2015 and prior to the completion of the spin-off, Exterran Holdings expects to incur additional borrowings under its existing credit facility of between $45 million and $55 million to finance expenses related to the completion of the spin-off and related financing transactions, which would increase the amount we borrow under the new credit facility and transfer to Exterran Holdings to allow Exterran Holdings to repay its indebtedness.

Our substantial debt and associated commitments could have important adverse consequences. For example, these commitments could:

- make it more difficult for us to satisfy our contractual obligations;

- increase our vulnerability to general adverse economic and industry conditions;

- limit our ability to fund future working capital, capital expenditures, acquisitions or other corporate requirements;

- increase our vulnerability to interest rate fluctuations because the interest payments on a portion of our debt will be based upon variable interest rates and a portion will adjust based upon our credit statistics;

- limit our flexibility in planning for, or reacting to, changes in our business and our industry;

- limit our ability to pay dividends to our shareholders;

- place us at a disadvantage compared to our competitors that have less debt or less restrictive covenants in such debt; and

- limit our ability to refinance our debt in the future or borrow additional funds.

Covenants in our debt agreements may impair our ability to operate our business.

The credit agreement related to the new credit facility and the indenture governing the New Senior Notes contain various covenants with which we or certain of our subsidiaries must comply, including, but not limited to, restrictions on the use of proceeds from borrowings and limitations on our ability to incur additional indebtedness, enter into transactions with affiliates, merge or consolidate, sell assets, make certain investments and acquisitions, make loans and pay dividends and distributions. We are also subject to financial covenants under our debt agreements. If we fail to remain in compliance with these restrictions and financial covenants, we would be in default under our debt agreements. In addition, if we experience a material adverse effect on our assets, liabilities, financial condition, business or operations that, taken as a whole, impacts our ability to perform our obligations under our debt agreements, this could lead to a default under our debt agreements. A default under one or more of our debt agreements would trigger cross-default provisions under certain of our other debt agreements, which would accelerate our obligation to repay our indebtedness under those agreements. If the repayment obligations on any of our indebtedness were to be accelerated, we may not be able to repay the debt or refinance the debt on acceptable terms, and our financial position would be materially adversely affected.

We may be vulnerable to interest rate increases due to our floating rate debt obligations.

As of March 31, 2015, on a pro forma basis after giving effect to the completion of the spin-off, we expect to have $325.8 million of outstanding indebtedness that is effectively subject to floating interest rates. Changes in economic conditions outside of our control could result in higher interest rates, thereby increasing our interest expense and reducing the funds available for capital investment, operations or other purposes. A 1% increase in the effective interest rate on our expected outstanding debt subject to floating interest rates at the time of the spin-off would result in an annual increase in our interest expense of approximately $3.3 million.

The termination of or any price reductions under certain of our contract operations services contracts could have a material impact on our business.

The termination of or a demand by our customer to reduce prices under certain of our contract operations services contracts may lead to a reduction in our revenues and net income, which could have a material adverse effect upon our business, financial condition, results of operations and cash flows and may reduce our ability to pay dividends to our shareholders. In addition, we may be unable to renew, or enter into new, contracts with customers on favorable commercial terms, if at all. To the extent we are unable to renew our existing contracts or enter into new contracts on terms that are favorable to us or to successfully manage our overall contract mix over time, our business, results of operations and cash flows may be adversely impacted.

From time to time, we are subject to various claims, litigation and other proceedings that could ultimately be resolved against us, requiring material future cash payments or charges, which could impair our financial condition or results of operations.

The size, nature and complexity of our business make us susceptible to various claims, both in litigation and binding arbitration proceedings. We are currently, and may in the future become, subject to various claims, which, if not resolved within amounts we have accrued, could have a material adverse effect on our financial position, results of operations or cash flows. Similarly, any claims, even if fully indemnified or insured, could negatively impact our reputation among our customers and the public, and make it more difficult for us to compete effectively or obtain adequate insurance in the future.

We depend on particular suppliers and are vulnerable to product shortages and price increases.

Some of the components used in our products are obtained from a single source or a limited group of suppliers. Our reliance on these suppliers involves several risks, including price increases, inferior component quality and a potential inability to obtain an adequate supply of required components in a timely manner. We do not have long-term contracts with some of these sources, and the partial or complete loss of certain of these sources could have a negative impact on our results of operations and could damage our customer relationships. Further, a significant increase in the price of one or more of these components could have a negative impact on our results of operations.

We face significant competitive pressures that may cause us to lose market share and harm our financial performance.

Our businesses face intense competition and have low barriers to entry. Our competitors may be able to adapt more quickly to technological changes within our industry and changes in economic and market conditions, more readily take advantage of acquisitions and other opportunities. Our ability to renew or replace existing contract operations service contracts with our customers at rates sufficient to maintain current revenue and cash flows could be adversely affected by the activities of our competitors. If our competitors substantially increase the resources they devote to the development and marketing of competitive products, equipment or services or substantially decrease the price at which they offer their products, equipment or services, we may not be able to compete effectively.

In addition, we could face significant competition from new entrants into the compression services and product sales businesses. Some of our existing competitors or new entrants may expand or develop new compression units that would create additional competition for the products, equipment or services we provide to our customers.

We also may not be able to take advantage of certain opportunities or make certain investments because of our debt levels and our other obligations. As a U.S.-domiciled company, we may also face a higher corporate tax rate than our competitors that are domiciled in other jurisdictions. Any of these competitive pressures could have a material adverse effect on our business, financial condition and results of operations.

Following the spin-off, we may face challenges as a result of being a smaller, less diversified business than we were as part of Exterran Holdings prior to the spin-off.

Following the spin-off, we will own the assets and liabilities associated with Exterran Holdings' international services and global fabrication businesses. Because our business represents a subset of Exterran Holdings' business immediately prior to the spin-off, we will have access to a smaller pool of assets, fewer personnel, less geographic diversity and less operational diversity, among other challenges, than we did as a part of Exterran Holdings. As a result, we may be unable to attract or retain customers that prefer to contract with more diversified companies that are able to operate on a larger scale than us. Our inability to attract or retain such customers may negatively impact our business and cause our financial condition and results of operations to suffer. In addition, as a smaller and less diversified business we may be more adversely impacted by changes in our business than we would have been had we remained a part of Exterran Holdings.

Our operations entail inherent risks that may result in substantial liability. We do not insure against all potential losses and could be seriously harmed by unexpected liabilities.

Our operations entail inherent risks, including equipment defects, malfunctions and failures and natural disasters, which could result in uncontrollable flows of natural gas or well fluids, fires and explosions. These risks may expose us, as an equipment operator and developer, to liability for personal injury, wrongful death, property damage, pollution and other environmental damage. The insurance we carry against many of these risks may not be adequate to cover our claims or losses. In addition, we are

We also are subject to other laws and regulations governing our operations, including regulations administered by the U.S. Department of Treasury's Office of Foreign Asset Control and various non-U.S. government entities, including applicable export control regulations, economic sanctions on countries and persons and customs requirements. Trade control laws are complex and constantly changing. Our compliance policies and programs increase our cost of doing business and may not work effectively to ensure our compliance with trade control laws. If we undergo an investigation of potential violations of trade control laws by U.S. or foreign authorities or if we fail to comply with these laws, we may incur significant legal expenses or be subject to criminal and civil penalties and other sanctions and remedial measures, which could have a material adverse impact on our reputation, business, results of operations, financial condition and liquidity.

Tax legislation and administrative initiatives or challenges to our tax positions could adversely affect our results of operations and financial condition.

We operate in locations throughout the United States and internationally and, as a result, we are subject to the tax laws and regulations of U.S. federal, state, local and foreign governments. From time to time, various legislative or administrative initiatives may be proposed that could adversely affect our tax positions. There can be no assurance that our tax provision or tax payments will not be adversely affected by these initiatives. In addition, international, U.S. federal, state and local tax laws and regulations are extremely complex and subject to varying interpretations. There can be no assurance that our tax positions will not be challenged by relevant tax authorities or that we would be successful in any such challenge.

U.S. federal, state and local legislative and regulatory initiatives relating to hydraulic fracturing as well as governmental reviews of such activities could result in increased costs and additional operating restrictions or delays in the completion of oil and natural gas wells, and adversely affect demand for our products and services.

Hydraulic fracturing is an important and common practice that is used to stimulate production of natural gas and/or oil, from dense subsurface rock formations. Hydraulic fracturing involves the injection of water, sand or alternative proppant and chemicals under pressure into target geological formations to fracture the surrounding rock and stimulate production. Hydraulic fracturing is typically regulated by state agencies, but recently, there has been increased public concern regarding an alleged potential for hydraulic fracturing to adversely affect drinking water supplies, and proposals have been made to enact separate U.S. federal, state and local legislation that would increase the regulatory burden imposed on hydraulic fracturing.

For example, at the U.S. federal level, the EPA issued an Advance Notice of Proposed Rulemaking to collect data on chemicals used in hydraulic fracturing operations under Section 8 of the Toxic Substances Control Act, and proposed regulations under the CWA governing wastewater discharges from hydraulic fracturing and certain other natural gas operations. Also, the U.S. Department of the Interior released a final rule, that updates existing regulation of hydraulic fracturing activities on U.S. federal lands, including requirements for chemical disclosure, wellbore integrity and handling of flowback water. The final rule is effective on June 24, 2015 but the rule was recently stayed by a federal court and is currently subject to one or more legal challenges that seek to block the implementation of the rule. In addition, several governmental reviews are underway that focus on environmental aspects of hydraulic fracturing activities. In June 2015, the EPA released its draft report on the potential impacts of hydraulic fracturing on drinking water resources, which concluded that hydraulic fracturing activities have not led to widespread, systemic impacts on drinking water sources in the United States, although there are above and below ground mechanisms by which hydraulic fracturing activities have the potential to impact drinking water sources. The draft report is expected to be finalized after a public comment period and a formal review by EPA's Science Advisory Board. In

"Risk Factors" section were to occur. If we do not realize the anticipated benefits from our separation for any reason, our business may be materially adversely affected.

The combined value of Archrock and Exterran Corporation shares after the spin-off may not equal or exceed the value of Exterran Holdings shares prior to the spin-off.

After the spin-off, Exterran Holdings, Inc. will change its name to "Archrock, Inc." and Archrock common stock will be listed and traded on the NYSE under the symbol "AROC." We expect to list our common stock on the NYSE under the symbol "EXTN." We cannot assure you that the combined trading prices of Archrock common stock and our common stock after the spin-off, as adjusted for any changes in the combined capitalization of these companies, will be equal to or greater than the trading price of Exterran Holdings common stock prior to the spin-off. Until the market has fully evaluated the business of Archrock without the international services and product sales businesses, the price at which Archrock common stock trades may fluctuate significantly. Similarly, until the market has fully evaluated our company, the price at which our common stock trades may fluctuate significantly.

A large number of our shares are or will be eligible for future sale, which may cause the market price for our common stock to decline.

Upon completion of the spin-off, we expect that we will have an aggregate of approximately 34.7 million shares of our common stock outstanding, based on the number of shares of Exterran Holdings common stock expected to be outstanding as of the record date. All of those shares (other than those held by our "affiliates") will be freely tradable without restriction or registration under the Securities Act of 1933, as amended. Shares held by our affiliates, which include our directors and executive officers, can be sold subject to volume, manner of sale and notice provisions under Rule 144. We estimate that our directors and executive officers, who may be considered "affiliates" for purposes of Rule 144, will beneficially own approximately 300,000 shares of our common stock immediately following the distribution. We are unable to predict whether large amounts of our common stock will be sold in the open market following the spin-off. We are also unable to predict whether a sufficient number of buyers will be in the market at that time. In addition, other Exterran Holdings shareholders may sell the shares of our common stock they receive in the distribution for various reasons. For example, such shareholders may not believe our business profile or level of market capitalization as an independent company fits their investment objectives. A change in the level of analyst coverage following the spin-off could also negatively impact demand for our shares. The sale of significant amounts of our common stock or the perception in the market that this will occur may lower the market price of our common stock.

Our historical combined and pro forma financial information may not be representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.

The historical combined and pro forma financial information that we have included in this information statement has been derived from Exterran Holdings' accounting records and may not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent, stand-alone entity during the periods presented or those that we will achieve in the future. Exterran Holdings did not account for us, and we were not operated, as a separate, stand-alone company for the historical periods presented. The costs and expenses reflected in our historical financial information include an allocation for certain functions historically provided by Exterran Holdings, including expense allocations for: (1) certain functions historically provided by Exterran Holdings, including, but not limited to finance, legal, risk management, tax, treasury, information technology, human resources, and certain other shared services, (2) certain employee benefits and incentives and (3) share-based compensation, that may be different from the comparable expenses that we would have incurred had we operated as a stand-alone company. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated based on estimated time spent by Exterran Holdings personnel, a pro-rata basis of revenues, headcount or other relevant measures of our business and Exterran Holdings and its subsidiaries. We have not adjusted our historical combined financial information to reflect changes that will occur in our cost structure and operations as a result of our transition to becoming a stand-alone public company, including increased costs associated with an independent board of directors, SEC reporting and the requirements of the NYSE. Therefore, our historical financial information may not necessarily be indicative of what our financial position, results of operations or cash flows will be in the future. We based the pro forma adjustments on available information and assumptions we believe are reasonable; however, our assumptions may prove not to be accurate. In addition, our unaudited pro forma combined financial statements may not give effect to various ongoing additional costs we may incur in connection with being an independent public company. Accordingly, our unaudited pro forma combined financial information does not reflect what our financial condition, results of operations or cash flows would have been as an independent public company and is not necessarily indicative of our future financial condition or future results of operations. For additional information, please read "Selected Historical Combined Financial Data," "Unaudited Pro Forma Condensed Combined Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our financial statements and related notes included elsewhere in this information statement.

Our costs will increase as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

We have historically operated our businesses as part of a public company. As a stand-alone public company, we will incur additional legal, accounting, compliance and other expenses that we have not incurred historically. After the spin-off, we will become obligated to file with the SEC annual and quarterly information and other reports that are specified in Section 13 and other sections of the Exchange Act. We will also be required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. In addition, we will also become subject to other reporting and corporate governance requirements, including certain requirements of the NYSE, and certain provisions of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, and the regulations promulgated thereunder, which will impose significant compliance obligations upon us.

We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard are likely to result in increased administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. These changes will require a significant commitment of additional resources. We may not be successful in implementing these requirements and implementing them could materially adversely affect our business, results of operations and financial condition. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our operating results on a timely and accurate basis could be impaired. If we do not implement such requirements in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or the NYSE. Any such action could harm our reputation and the confidence of investors and customers in our company and could materially adversely affect our business and cause our share price to fall.

business and not ours, which may negatively impact our business, financial condition and results of operations. Please read "Relationship with Archrock After the Spin-Off—Agreements Between Archrock and Us—Transition Services Agreement."

Following the spin-off, Archrock will provide installation, start-up, commissioning and other services to us or our customers on our behalf.

Historically, we have had access to field technicians employed by Exterran Holdings to perform the installation and other services we require. We will, in certain cases, rely on some of Archrock's technicians to provide installation, start-up, commissioning and other services to us or our customers on our behalf pursuant to the services agreement we will enter into with Archrock on arm's length terms in connection with the spin-off. If Archrock is unable to satisfy its obligations to us or on our behalf under our commercial agreements with our customers for any reason, we may be unable to provide services required by our customers who purchase our products and therefore our sales and revenues may decline and our financial condition, results of operations and cash flows may be negatively impacted. In addition, should the services provided by Archrock not meet our standards or the standards of our customers, we may be subject to claims by our customers relating to damages incurred in connection with any such substandard performance. These claims could cause increased expenses and harm our reputation, which could negatively impact our financial condition, results of operations and cash flows. In addition, we expect to provide certain engineering, start-up, commissioning, preservation and other services to Archrock or its customers on behalf of Archrock pursuant to a reciprocal services agreement we will enter into with Archrock. The provision of such services under the reciprocal services agreement will require us to allocate certain of our resources, including assets, facilities, equipment and the time and attention of our management and personnel for the benefit of Archrock's business and not ours, which may negatively impact our business, financial condition and results of operations. Please read "Relationship with Archrock After the Spin-Off—Agreements Between Archrock and Us—Services Agreements."

Following the spin-off, we will provide Archrock and Archrock Partners with certain fabricated products, including compressors, and we will depend on Archrock and Archrock Partners for a significant amount of our product sales revenues.

After completion of the spin-off, Archrock and Archrock Partners will initially be among our largest customers and are expected to generate significant product sales revenues for us. Therefore, we will be indirectly subject to the operational and business risks of Archrock and Archrock Partners. If either Archrock or Archrock Partners is unable to satisfy its obligations or reduces its demand under our commercial agreements for any reason, our revenues would decline and our financial condition, results of operations and cash flows could be adversely affected. Further, we have no control over Archrock or Archrock Partners, and either Archrock or Archrock Partners may elect to pursue a business strategy that does not favor us or our business.

Several members of our board and management may have conflicts of interest because of their ownership of shares of common stock of or other equity interests in Exterran Holdings.

Following the spin-off, several members of our board and management will continue to own shares of common stock of Archrock and/or hold equity awards covering shares of common stock of Archrock because of their prior relationships with Exterran Holdings. This share and equity award ownership could create, or appear to create, potential conflicts of interest when our directors and executive officers are faced with decisions that could have different implications for our company and Archrock. Please read "Management."

- variations in our quarterly operating results and those of our competitors;

- general economic and stock market conditions;

- risks relating to our business and our industry, including those discussed above;

- changes in conditions or trends in our industry, markets or customers;

- cyber-attacks or terrorist acts;

- future sales of our common stock or other securities; and

- investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives.

As a result of these factors, holders of our common stock may not be able to resell their shares at or above the initial market price following the spin-off or may not be able to resell them at all. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low. For these reasons, investors should not rely on recent trends in the price of Exterran Holdings' common stock to predict the future price of our common stock or our financial results.

The trading market for our common stock and our stock price will be influenced from coverage by, and the recommendations of, securities or industry analysts, and unfavorable or insufficient coverage could cause our stock price to decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. In addition, if we fail to meet the expectations of these analysts or if one or more of these analysts change their recommendations regarding our stock or our business, our stock price may decline.

Although Exterran Holdings has paid dividends on its common stock in the past, we cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.

We do not currently anticipate paying cash dividends on our common stock. The declaration and amount of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our business, covenants contained in our debt agreements, legal requirements, regulatory constraints, industry practice and other factors the board of directors deems relevant. In addition, our ability to pay dividends on our common stock may be limited by covenants in our debt agreements. Further, any payment of dividends may reduce amounts Archrock may pay us in respect of its contingent payment obligation relating to the installment payments PDVSA Gas owes us for our previously nationalized assets. Future agreements may also limit our ability to pay dividends, and we may incur incremental taxes in the U.S. if we repatriate foreign earnings to pay such dividends. Please read "Dividend Policy," "Description of Material Indebtedness." "Management's Discussion and Analysis of Financial Condition and Results of Operations—Income Taxes" and "Risk Factors—Risks Relating to Our Business—We are due to receive a substantial amount in installment payments from the purchaser of our previously nationalized Venezuelan assets, the nonpayment of which would reduce the anticipated amount of funds available to us to repay our indebtedness and for general corporate purposes." We cannot provide assurance that we will declare or pay dividends in any particular

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this information statement constitute forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact contained in this information statement may be and include, without limitation, statements regarding our business growth strategy and projected costs; future financial position; the sufficiency of available cash flows to fund continuing operations; the expected amount of our capital expenditures; anticipated cost savings, future revenue, gross margin and other financial or operational measures related to our business and our primary business segments; the future value of our equipment; and plans and objectives of our management for our future operations. You can identify many of these statements by looking for words such as "believe," "expect," "intend," "project," "anticipate," "estimate," "will continue" or similar words or the negative thereof.

Such forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those anticipated as of the date of this information statement. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will prove to be correct. Known material factors that could cause our actual results to differ materially from the expectations reflected in these forward-looking statements include the factors discussed in "Risk Factors" included elsewhere in this information statement, as well as the following risks and uncertainties:

- conditions in the oil and natural gas industry, including a sustained decrease in the level of supply or demand for oil or natural gas or a sustained decrease in the price of oil or natural gas, which could cause a decline in the demand for our natural gas compression and oil and natural gas production and processing equipment and services;
- our reduced profit margins or the loss of market share resulting from competition or the introduction of competing technologies by other companies;
- our reliance on Archrock for a significant amount of our product sales revenues and our ability to secure new product sales customers;
- changes in economic or political conditions in the countries in which we do business, including civil uprisings, riots, terrorism, kidnappings, violence associated with drug cartels, legislative changes and the expropriation, confiscation or nationalization of property without fair compensation;
- changes in currency exchange rates, including the risk of currency devaluations by foreign governments, and restrictions on currency repatriation;
- the inherent risks associated with our operations, such as equipment defects, malfunctions and natural disasters;
- the risk that counterparties will not perform their obligations under our financial instruments;
- the financial condition of our customers;
- our ability to timely and cost-effectively obtain components necessary to conduct our business;
- employment and workforce factors, including our ability to hire, train and retain key employees;
- our ability to implement certain business and financial objectives, such as:
  - winning profitable new business;
  - timely and cost-effective execution of projects;
  - enhancing our asset utilization, particularly with respect to our fleet of compressors;
  - integrating acquired businesses;
  - generating sufficient cash; and
  - accessing the capital markets at an acceptable cost;
- liability related to the use of our products and services;
- changes in governmental safety, health, environmental and other regulations, which could require us to make significant expenditures;
- our level of indebtedness and ability to fund our business;
- the completion of the spin-off more fully described in "The Spin-Off"; and
- the agreements related thereto and the anticipated effects of restructuring our business.

All forward-looking statements included in this information statement are based on information available to us on the date of this information statement. Neither we nor Exterran Holdings undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this information statement.

THE SPIN-OFF

General

The board of directors of Exterran Holdings regularly reviews the various operations conducted by Exterran Holdings to ensure that resources are deployed and activities are pursued in the best interest of its shareholders. On November 17, 2014, Exterran Holdings announced that its board of directors had approved in principle a plan involving the pro rata distribution of all of our shares of common stock to Exterran Holdings' shareholders in a distribution intended to be tax-free to us and such shareholders for U.S. federal income tax purposes (other than with respect to any cash received in lieu of fractional shares). The spin-off is subject to, among other things, final approval by the Exterran Holdings board of directors and the conditions described below under "—Spin-Off Conditions and Termination." In connection with the spin-off, Exterran Holdings will change its name to "Archrock, Inc." and will trade on the NYSE under the symbol "AROC."

We are currently a wholly owned subsidiary of Exterran Holdings. Following the completion of the spin-off, we expect to own the assets and be obligated on the liabilities comprising Exterran Holdings' international services and product sales businesses.

Exterran Holdings will accomplish our separation through a pro rata distribution of 100% of our outstanding common stock to Exterran Holdings' shareholders, which we refer to as the distribution, on July 31, 2015, the distribution date. As a result of the spin-off, each holder of Exterran Holdings common stock as of 5:00 p.m., New York City time, on July 22, 2015, the record date, will be entitled to:

- receive one share of our common stock for every two shares of Exterran Holdings common stock owned by such holder; and

- retain such holder's shares of Archrock common stock.

Exterran Holdings shareholders will not be required to pay for shares of our common stock received in the spin-off or to surrender or exchange shares of Exterran Holdings common stock in order to receive our common stock or to take any other action in connection with the spin-off. No vote of Exterran Holdings shareholders will be required or sought in connection with the spin-off, and Exterran Holdings shareholders will have no appraisal rights in connection with the spin-off.

Reasons for the Spin-Off

Exterran Holdings' board and management team believe that there are significant expected benefits to the simplified, separate companies resulting from this transaction, including:

- with respect to Archrock:

  - a focus on growing the U.S. services businesses, including organic growth, third party acquisitions and sales by Archrock of additional U.S. contract operations assets over time to Archrock Partners;

  - relatively stable cash flows and a focus on its fee-based natural gas contract compression business;

  - lower debt and capital requirements, allowing Archrock to return a high percentage of cash flow to shareholders in the form of a dividend;

  - a pure-play yield investment opportunity with significant exposure to the U.S. energy infrastructure redevelopment;

  - opportunities to pursue acquisitions with potentially more highly valued equity currency;

- a narrowing of industry focus that may potentially provide more extensive and more specialized equity research coverage; and

- the ability to be valued on a dividend yield basis, consistent with other publicly traded general partners, unlocking value for shareholders.

- with respect to us:

  - a focus on profitable growth in strategic markets and positioning us and our shareholders to benefit from the continued build-out of the global energy infrastructure and the redevelopment currently underway in the U.S.;

  - in our international services businesses relatively stable cash flows due to our exposure to the production phase of oil and gas development, as compared to drilling and completion related energy service and product providers;

  - limited capital expenditures in our product sales business;

  - financial flexibility to enable investment in value-creating contract operations projects; and

  - the opportunity to expand our potential product sales customer base to include companies in the U.S. contract compression business that have historically been Exterran Holdings' competitors.

Results of the Spin-Off

After the spin-off, we will be an independent public company. Immediately following the spin-off, we expect that approximately 34.7 million shares of our common stock will be issued and outstanding, based on the number of shares of Exterran Holdings common stock outstanding on June 30, 2015 and that we expect will remain outstanding on July 22, 2015, the record date for the spin-off. The actual number of shares of our common stock to be distributed will be determined based on the number of shares of Exterran Holdings common stock outstanding as of the record date. We also expect to have approximately 1,295 shareholders of record, based on the number of shareholders of record of Exterran Holdings common stock on June 30, 2015.

We and Archrock will enter into a number of agreements that govern the spin-off and our future relationship. For a more detailed description of these agreements, please read "Relationship with Archrock After the Spin-Off—Agreements Between Archrock and Us."

You will not be required to make any payment for the shares of our common stock you receive, nor will you be required to surrender or exchange your shares of Exterran Holdings common stock or take any other action in order to receive the shares of our common stock to which you are entitled. The spin-off will not affect the number of outstanding shares of Exterran Holdings common stock or any rights of Exterran Holdings shareholders, although it will affect the market value of the outstanding Archrock common stock.

Manner of Effecting the Spin-Off

The general terms and conditions relating to the spin-off will be set forth in a separation and distribution agreement between Archrock and us. For a description of the expected terms of that agreement, please read "Relationship with Archrock After the Spin-Off—Agreements Between Archrock and Us—Separation and Distribution Agreement." Under the separation and distribution agreement, the spin-off will be effective on the distribution date. As a result of the spin-off, each Exterran Holdings shareholder will be entitled to receive one share of our common stock for every two shares of Exterran Holdings common stock owned on the record date. As discussed under "—Trading of Exterran Holdings Common Stock After the Effective Date and Prior to the Distribution," if a holder of record of Exterran Holdings common stock sells those shares in the "regular way" market after the effective date of the Form 10 of which this information statement is a part and on or prior to the distribution date, that shareholder also will be selling the right to receive shares of our common stock in the spin-off. The distribution will be made in book-entry form. For registered Exterran Holdings shareholders, our transfer agent will credit their shares of our common stock to book-entry accounts established to hold their shares of our common stock. Book-entry refers to a method of recording stock ownership in our records in which no physical certificates are issued. For shareholders who own Exterran Holdings common stock through a bank or brokerage firm, their shares of our common stock will be credited to their accounts by the bank or broker. Please read "—When and How You Will Receive Exterran Corporation Shares" below. Each share of our common stock that is distributed will be validly issued, fully paid and nonassessable. Holders of shares of our common stock will not be entitled to preemptive rights. Please read "Description of Capital Stock."

When and How You Will Receive Exterran Corporation Shares

On the distribution date, Exterran Holdings will release approximately 34.7 million shares of our common stock for distribution by American Stock Transfer & Trust Co., LLC, the distribution agent. The distribution agent will cause the shares of our common stock to which you are entitled to be registered in your name or in the "street name" of your bank or brokerage firm.

"Street Name" Holders. Many Exterran Holdings shareholders hold Exterran Holdings common stock through an account with a bank or brokerage firm. If this applies to you, that bank or brokerage firm is the registered holder that holds the shares on your behalf. For shareholders who hold their shares of Exterran Holdings common stock in an account with a bank or brokerage firm, our common stock distributed to you will be registered in the "street name" of your bank or broker, who in turn will electronically credit your account with the shares of our common stock that you are entitled to receive in the spin-off. We anticipate that banks and brokers will generally credit their customers' accounts with our common stock on or shortly after the distribution date. We encourage you to contact your bank or broker if you have any questions regarding the mechanics of having shares of our common stock credited to your account.

Registered Holders. If you are the registered holder of shares of Exterran Holdings common stock and hold your shares of Exterran Holdings common stock either in physical form or in book-entry form, the shares of our common stock distributed to you will be registered in your name and you will become the holder of record of that number of shares of our common stock. Our distribution agent will send you a statement reflecting your ownership of our common stock.

Exterran Corporation Direct Registration System. As part of the spin-off, we will be adopting a direct registration system for book-entry share registration and transfer of our common stock. The shares of our common stock to be distributed in the spin-off will be distributed as uncertificated shares registered in book-entry form through the direct registration system. No certificates representing your shares will be mailed to you in connection with the spin-off. Under the direct registration system, instead of receiving stock certificates, you will receive a statement reflecting your ownership interest in our shares. Following the spin-off, however, holders of record may request physical stock certificates. Contact information for our transfer agent and registrar is provided under "Questions and Answers About the Spin-Off." The distribution agent will begin mailing book-entry account statements reflecting your ownership of shares promptly after the distribution date. You can obtain more information regarding the direct registration system by contacting our transfer agent and registrar.

Treatment of Fractional Shares

The transfer agent will not deliver any fractional shares of our common stock in connection with the spin-off. Instead, the transfer agent will aggregate all fractional shares and sell them on behalf of those holders who otherwise would be entitled to receive a fractional share. We anticipate that these sales will occur as soon as practicable after the distribution date. Those holders will then receive a cash payment in the form of a check in an amount equal to their pro rata share of the total net proceeds of those sales. If you physically hold Exterran Holdings stock certificates, your check for any cash that you may be entitled to receive instead of fractional shares of our common stock will be mailed to you separately. We expect that checks will generally be distributed to shareholders within one to two weeks after the distribution date. Broker selling expenses in connection with these sales will be paid by Exterran Holdings.

It is expected that all fractional shares held in street name will be aggregated and sold by brokers or other nominees according to their standard procedures. You should contact your broker or other nominee for additional details.

None of Exterran Holdings, our company or the transfer agent will guarantee any minimum sale price for the fractional shares of our common stock. Neither we nor Exterran Holdings will pay any interest on the proceeds from the sale of fractional shares. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient shareholders. Please read "—Material U.S. Federal Income Tax Consequences of the Spin-Off."

Market for Our Common Stock

There is currently no public market for our common stock. A condition to the spin-off is the listing of our common stock on the NYSE. We expect to list our common stock on the NYSE under the symbol "EXTN." We anticipate that trading of our common stock will commence on a when-issued basis on or shortly after the effective date of the Form 10 of which this information statement is a part. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. On the first trading day following the distribution date, when-issued trading with respect to our common stock will end and regular way trading will begin. Regular way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of the transaction. Neither we nor Exterran Holdings can assure you as to the trading price of our common stock after the spin-off or as to whether the trading price of a share of Archrock common stock after the spin-off plus half of the trading price of a share of our common stock will equal or exceed the trading price of a share of Exterran Holdings common stock before the spin-off. The trading price of our common stock is likely to fluctuate significantly, particularly until an orderly market develops. See "Risk Factors—Risks Relating to Ownership of Our Common Stock." In addition, we cannot predict any change that may occur in the trading price or volume of Archrock's common stock as a result of the spin-off.

Trading of Exterran Holdings Common Stock After the Effective Date and Prior to the Distribution

Beginning on or shortly after the effective date of the Form 10 of which this information statement is a part and through the distribution date, there will be two concurrent markets in which to trade Exterran Holdings common stock: a regular way market and an ex-distribution market. Shares of Exterran Holdings common stock that trade in the regular way market will trade with an entitlement to shares of our common stock distributed in connection with the spin-off. Shares that trade in the ex-distribution market will trade without an entitlement to shares of our common stock distributed in connection with the spin-off. Therefore, if you owned shares of Exterran Holdings common stock at 5:00 p.m., New York City time, on the effective date and sell those shares in the regular way market on or prior to the distribution date, you also will be selling your right to receive the shares of our common stock that would have been distributed to you in connection with the spin-off. If you sell those shares of Exterran Holdings common stock in the ex-distribution market prior to or on the distribution date, you will still receive the shares of our common stock that were to be distributed to you in connection with the spin-off as a result of your ownership of the shares of Exterran Holdings common stock.

We expect to have approximately 34.7 million shares of our common stock outstanding immediately after the spin-off, based upon the number of shares of Exterran Holdings common stock outstanding on June 30, 2015 and that we expect will remain outstanding on July 22, 2015, the record date for the spin-off. The shares of our common stock distributed to Exterran Holdings shareholders will be freely transferable, except for shares received by persons who may be deemed to be our "affiliates" under the Securities Act of 1933, as amended, or the Securities Act, and except for shares issued as restricted stock under our incentive plan. Persons who may be deemed to be our affiliates after the spin-off generally include individuals or entities that control, are controlled by, or are under common control with us, and may include some or all of our directors and executive officers. Our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective Registration Statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144.

Treatment of Stock-Based Awards

Treatment of Exterran Holdings Stock Options

Options to purchase common stock of Exterran Holdings ("Archrock Options") will generally be adjusted as described below based on (i) the date on which the Archrock Option was granted and (ii) whether the optionholder will be employed or engaged by Archrock or Exterran Corporation (or their respective affiliates) following the distribution. References to "Archrock" in this section mean Exterran Holdings prior to the spin-off.

Archrock Options Granted Prior to 2015

Each Archrock Option that was granted prior to calendar year 2015 and that is outstanding as of the distribution date, whether vested or unvested, will be adjusted through conversion into an adjusted Archrock Option and an option to purchase shares of Exterran Corporation common stock (an "Exterran Corporation Option"). The number of shares of Exterran Corporation common stock and Archrock common stock subject to the new Exterran Corporation Option and the adjusted Archrock Option, respectively, as well as the exercise prices applicable to these options, will be determined based on the value of Exterran Corporation's common stock on the when-issued market and Archrock's common stock on the ex-dividend market, in each case, relative to the value of Archrock's common stock on the NYSE, based on their respective closing prices on the distribution date. Specifically, (i) the number of shares of common stock subject to each adjusted option will equal (a) the number of Archrock shares of common stock subject to the Archrock Option immediately prior to the adjustment multiplied by (b) a fraction, the numerator of which equals the value of the Archrock common stock (based on its closing price on the NYSE on the distribution date) and the denominator of which equals (x) the value of Exterran Corporation's common stock (based on its closing price on the when-issued market on the distribution date) or (y) the value of Archrock's common stock (based on its closing price on the ex-dividend market on the distribution date), as applicable, (such fraction, the "Conversion Ratio"), and further multiplied by (c) a fraction, the numerator of which equals (x) the value of Archrock's common stock (based on its closing price on the ex-dividend market on the distribution date) or (y) the value of Exterran Corporation's common stock (based on its closing price on the when-issued market on the distribution date) multiplied by the number of Exterran Corporation shares distributed for each share of Archrock on the distribution date (the "Distribution Ratio"), as applicable, and the denominator of which is the sum of such values and (ii) the exercise price of each adjusted option will equal the exercise price of the Archrock Option divided by the applicable Conversion Ratio.

The number of vested and unvested shares subject to each adjusted option following the adjustment will be proportionate to the number of vested and unvested shares of Archrock common stock subject to the corresponding Archrock Option immediately prior to the adjustment.

Archrock Options Held by Non-Continuing Employees

In addition, notwithstanding the treatment described above, each Archrock Option held by an individual who, as of the effective time of the distribution, is a former employee or other service provider of Exterran Corporation or Archrock (or their respective affiliates) will be adjusted solely into an Archrock Option in accordance with the adjustments described above under "*Archrock Options Granted During 2015 to Archrock Employees*".

Treatment of Exterran Holdings Restricted Stock, Restricted Stock Unit and Performance Unit Awards

Restricted stock, restricted stock unit and performance unit awards denominated in shares of Exterran Holdings common stock (each, an "Archrock Stock Award") will be adjusted as described below based on (i) the date on which the Archrock Stock Award was granted and (ii) whether the holder will be employed or engaged by Archrock or Exterran Corporation (or their respective affiliates) following the distribution.

Archrock Stock Awards Granted Prior to 2015

Each Archrock Stock Award that was granted prior to calendar year 2015 and that is outstanding as of the distribution date will be adjusted through conversion into an adjusted Archrock Stock Award and a restricted stock, restricted stock unit or performance unit award, as applicable, denominated in shares of Exterran Corporation common stock (an "Exterran Corporation Stock Award"). The number of shares of Archrock's common stock subject to the adjusted Archrock Stock Award will equal the number of shares of Archrock's common stock subject to the Archrock Stock Award immediately prior to the adjustment. The number of shares of Exterran Corporation's common stock subject to the new Exterran Corporation Stock Award will equal (i) the number of shares of Archrock's common stock subject to the Archrock Stock Award immediately prior to the adjustment multiplied by (ii) the Distribution Ratio.

Archrock Stock Awards Granted During 2015 to Exterran Corporation Employees

Each Archrock Stock Award that was granted in calendar year 2015 and that is outstanding as of the distribution date and which is held by an Exterran Corporation Employee will be adjusted through conversion into an Exterran Corporation Stock Award. The number of shares of common stock subject to each Exterran Corporation Stock Award will equal the product of (i) the number of shares of Archrock's common stock subject to the Archrock Stock Award immediately prior to the adjustment and (ii) the Exterran Corporation Conversion Ratio.

Archrock Stock Awards Granted During 2015 to Archrock Employees

Each Archrock Stock Award that was granted in calendar year 2015 and that is outstanding as of the distribution date and which is held by an Archrock Employee will be adjusted to cover a number of Archrock shares equal to the product of (i) the number of shares of Archrock common stock subject to the Archrock Stock Award immediately prior to the adjustment and (ii) the Archrock Conversion Ratio.

General Terms of Post-Distribution Stock Options and Stock Awards

The adjusted Archrock Stock Awards and Archrock Options (collectively, "Archrock Awards") and the Exterran Corporation Stock Awards and Exterran Corporations Options (collectively, "Exterran Corporation Awards") generally will be subject to the same terms and conditions, including the same vesting provisions (including any accelerated vesting) and, if applicable, performance conditions, as applied to the corresponding Archrock Awards, as applicable, immediately prior to the adjustment. Following the adjustment, in the case of Archrock Awards that are converted into both adjusted

Archrock Awards and Exterran Corporation Awards, continued employment with or service to Archrock or its affiliates will be treated as employment or other continued service with Exterran Corporation and its affiliates with respect to Exterran Corporation Awards held by Archrock Employees, and continued employment with or other service to Exterran Corporation and its affiliates will be treated as employment or other continued service with Archrock and its affiliates with respect to Archrock Awards held by Exterran Corporation Employees.

Notwithstanding the foregoing, with respect to any unvested Exterran Corporation Award or unvested Archrock Award granted or adjusted, as applicable, in connection with the distribution, if the original Archrock Award was subject to accelerated vesting provisions in connection with a termination of service with Archrock and/or a "Corporate Change" (as defined in the applicable award agreements or equity plan) of Archrock, then the Exterran Corporation Award or Archrock Award, as applicable, will be subject to the same acceleration provisions in connection with the holder's termination of service with his or her post-spin employer, Archrock or Exterran Corporation, as applicable, and/or Corporate Change of such entity. In addition, any unvested Exterran Corporation Award granted to an Archrock Employee in connection with the distribution will vest in full upon a Corporate Change of Exterran Corporation, and any unvested Archrock Award held by an Exterran Corporation Employee that is adjusted in connection with the distribution will vest in full upon a Corporate Change of Archrock. Additionally, if, following the distribution, the board of directors of Exterran Corporation or Archrock, as applicable, determines to accelerate in full the vesting of all of such entity's equity awards that are held by its current and former service providers, then such board of directors shall also accelerate in full the vesting of all of its equity awards that are held by current and former service providers of the other entity, Exterran Corporation or Archrock, as applicable.

Spin-Off Conditions and Termination

We expect that the spin-off will be effective on July 31, 2015, provided that, among other things:

- the SEC has declared effective our Registration Statement on Form 10, of which this information statement is a part, under the Exchange Act, with no stop order in effect with respect to the Form 10, and this information statement has been mailed to Exterran Holdings' shareholders;

- the actions and filings necessary under securities and blue sky laws of the states of the U.S. and any comparable laws under any foreign jurisdictions have been taken and become effective;

- no order, injunction, decree or regulation issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the spin-off is in effect and no other event outside Exterran Holdings' control has occurred or failed to occur that prevents the completion of the spin-off;

- our common stock has been approved for listing on the NYSE, subject to official notice of issuance;

- Exterran Holdings has received an opinion from its tax counsel regarding the tax treatment of the spin-off as of the distribution date (see "—Material U.S. Federal Income Tax Consequences of the Spin-Off" for more information regarding the opinion of tax counsel);

- the separation and distribution agreement and each of the ancillary agreements related to the spin-off have been entered into before the spin-off and have not been materially breached by any party thereto;

- the separation and distribution agreement and each of the ancillary agreements entered into before the spin-off have not been terminated and will not violate, conflict with or result in a breach of any law or any material agreements of Exterran Holdings;

- EESLP has entered into the new credit facility and EESLP and EES Finance Corp. have issued the New Senior Notes;

- the contribution of EESLP to Exterran Corporation will have been completed and be effective;

- all material governmental approvals and material consents to be received by Exterran Holdings necessary to consummate the spin-off have been received and continue to be in full force and effect; and

- no other events or developments have occurred that, in the judgment of the board of directors of Exterran Holdings, in its sole and absolute discretion, would result in the spin-off having a material adverse effect on Exterran Holdings or its shareholders.

Exterran Holdings may waive one or more of these conditions in its sole and absolute discretion, and the determination by Exterran Holdings regarding the satisfaction of these conditions will be conclusive. The fulfillment of these conditions will not create any obligation on Exterran Holdings' part to effect the distribution, and Exterran Holdings has reserved the right to amend, modify or abandon any and all terms of the distribution and the related transactions at any time prior to the distribution date.

In the event Exterran Holdings waives or modifies any of the conditions to the consummation of the spin-off in a manner that would have a material effect on the recipients of our common stock in the spin-off, we will amend and redistribute this information statement to disclose such modification or waiver and any material effect on the recipients of our common stock. We currently anticipate that if any of the conditions to the spin-off are not met or waived by Exterran Holdings, the spin-off will not take place.

Material U.S. Federal Income Tax Consequences of the Spin-Off

The following is a summary of the material U.S. federal income tax consequences to Exterran Holdings and to U.S. Holders (as defined below) of shares of Exterran Holdings common stock in connection with the spin-off. This summary is based on the Code, the U.S. Treasury Regulations promulgated thereunder and judicial and administrative interpretations thereof, in effect as of the date hereof, and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below. References to "Exterran Holdings" in this section means Archrock following the spin-off.

For purposes of this discussion, a U.S. Holder is a beneficial owner of Exterran Holdings common stock that is, for U.S. federal income tax purposes:

- an individual who is a citizen or resident of the United States;

- a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

- an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

- a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more United States persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2015 (1) on a historical basis, and (2) on an as adjusted basis to reflect the spin-off and other transactions, including entry into the new credit facility and the issuance of New Senior Notes, described under "Unaudited Pro Forma Condensed Combined Financial Statements." This table should be read in conjunction with "Selected Historical Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Condensed Combined Financial Statements" and our combined financial statements and corresponding notes included elsewhere in this information statement.

We are providing the capitalization table below for information purposes only. The capitalization table below may not reflect the capitalization or financial condition that would have resulted had we been operating as a separate, independent entity on March 31, 2015 and is not necessarily indicative of our future capitalization or financial condition.

(in thousands)	March 31, 2015 Historical	As Adjusted
Cash and cash equivalents	$ 51,450	$ 51,450
Long-term debt:		
New Credit Facility	—	325,756
New Senior Notes	—	400,000
Capital lease obligations	994	994
Total long-term debt (including current maturities)	$ 994	$ 726,750
Equity(1):		
Common stock, par value $0.01 per share; 250,000,000 shares authorized pro forma; 34,697,391 shares issued and outstanding pro forma	$ —	$ 347
Preferred stock, par value $0.01 per share; 50,000,000 shares authorized pro forma, no shares issued and outstanding	—	—
Additional paid-in-capital	—	785,107
Parent equity	1,482,949	—
Accumulated other comprehensive income	6,414	6,414
Total equity	$1,489,363	$ 791,868
Total capitalization	$1,490,357	$1,518,618

(1) Represents the expected distribution of approximately 34.7 million shares of our common stock to holders of Exterran Holdings common stock based on the number of shares of Exterran Holdings common stock outstanding on March 31, 2015. The actual record date is July 22, 2015.

DIVIDEND POLICY

We do not currently anticipate paying cash dividends on our common stock. We currently intend to retain our future earnings to support the growth and development of our business. The declaration of any future cash dividends and, if declared, the amount of any such dividends, will be subject to our financial condition, earnings, capital requirements, financial covenants, applicable law and other factors our board of directors deems relevant. In addition, the credit agreement relating to the new credit facility and the indenture governing the New Senior Notes include, and the separation and distribution agreement is expected to include, restrictions on our ability to pay dividends. Our board of directors may take into account such matters as general business conditions, industry practice, our financial condition and performance, our future prospects, our cash needs and capital investment plans, income tax consequences, applicable law and such other factors as our board of directors may deem relevant. See "Risk Factors—Risks Relating to Ownership of Our Common Stock—Although Archrock has paid dividends on its common stock in the past, we do not currently anticipate paying cash dividends on our common stock and cannot assure you that we will pay dividends on our common stock in the future, and our indebtedness could limit our ability to pay dividends on our common stock." For a discussion of the covenants contained in the debt agreements, please see "Description of Material Indebtedness." For a discussion of the limitation on distributions contained in the separation and distribution agreement, please see "Relationship with Archrock After the Spin-off—Separation and Distribution Agreement" and "Risk Factors—Risks Relating to Our Business—We are due to receive a substantial amount in installment payments from the purchaser of our previously nationalized Venezuelan assets, the nonpayment of which would reduce the anticipated amount of funds available to us to repay our indebtedness and for general corporate purposes."

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following tables present the selected financial information of Exterran Holdings' historical international contract operations and global fabrication reporting segments and the international component of Exterran Holdings' aftermarket services reporting segment reflected in its historical financial statements discussed herein and included elsewhere in this information statement. We refer to the global fabrication business currently operated by Exterran Holdings as our product sales business. The balance sheet data as of December 31, 2014 and 2013 and the statements of operations data for each of the years ended December 31, 2014, 2013 and 2012 are derived from our audited combined financial statements included elsewhere in this information statement. The balance sheet data as of December 31, 2012, 2011 and 2010 and the statements of operations data for each of the years ended December 31, 2011 and 2010 are derived from our unaudited combined financial statements that are not included in this information statement. The balance sheet data as of March 31, 2015 and the statements of operations data for each of the three months ended March 31, 2015 and 2014 are derived from our unaudited combined financial statements included elsewhere in this information statement. The balance sheet data as of March 31, 2014 is derived from our unaudited combined financial statements that are not included in this information statement. Management believes that the unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the information for the periods presented. Results for the interim periods may not necessarily be indicative of results for the full year. The results from continuing operations for all periods presented exclude the results of our Venezuelan contract operations business and our Canadian Operations. Those results are reflected in discontinued operations for all periods presented.

The selected historical combined financial information presented below should be read in conjunction with our combined financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this information statement. The financial information may not be indicative of our future performance and does not necessarily reflect the financial position and results of operations we would have realized had we operated as a separate, stand-alone entity during the periods presented, including changes that will occur in our operations as a result of our spin-off from Exterran Holdings.

	Years Ended December 31,					Three Months Ended March 31,	
	2014	2013	2012	2011	2010	2015	2014
(in thousands)							
Statement of Operations Data:							
Revenues	$2,172,754	$2,415,473	$2,068,724	$1,840,357	$1,661,735	$ 532,047	$ 473,132
Gross margin(1)	596,869	583,516	484,606	416,631	475,158	144,065	141,166
Selling, general and administrative	267,493	264,890	269,812	259,562	246,888	58,566	64,656
Depreciation and amortization	173,803	140,029	167,499	171,301	200,734	38,795	36,166
Long-lived asset impairment	3,851	11,941	5,197	352	12,286	4,579	—
Restructuring charges	—	—	3,892	7,131	—	—	—
Goodwill impairment	—	—	—	164,813	—	—	—
Interest expense	1,905	3,551	5,318	4,373	7,397	507	484
Equity in (income) loss of non-consolidated affiliates	(14,553)	(19,000)	(51,483)	471	609	(5,006)	(4,693)
Other (income) expense, net	7,222	(1,966)	5,638	(313)	(10,328)	8,391	(2,198)
Provision for income taxes	77,833	97,367	26,226	31,148	19,936	19,384	22,405
Income (loss) from continuing operations	79,315	86,704	52,507	(222,207)	(2,364)	18,849	24,346
Income (loss) from discontinued operations, net of tax	73,198	66,149	66,843	(10,105)	40,739	18,743	18,683
Net income (loss)	152,513	152,853	119,350	(232,312)	38,375	37,592	43,029
Other Financial Data:							
EBITDA, as adjusted(1)	$ 326,729	$ 324,905	$ 216,562	$ 171,556	$ 227,480	$ 84,616	$ 78,627
Capital expenditures:							
Contract Operations Equipment:							
Growth	$ 97,931	$ 36,468	$ 107,658	$ 35,846	$ 83,641	$ 29,612	$ 15,906
Maintenance	24,377	21,591	22,530	14,369	15,002	5,241	4,054
Other	35,546	42,136	34,602	32,332	21,901	5,696	6,481
Balance Sheet Data:							
Cash and cash equivalents	$ 39,361	$ 35,194	$ 34,167	$ 21,454	$ 43,752	$ 51,450	$ 61,009
Working capital	481,596	372,186	347,762	356,898	324,395	544,306	464,820
Property, plant and equipment, net	954,811	965,196	1,031,928	1,007,685	1,099,685	942,565	959,507
Total assets	2,032,823	1,999,211	2,133,502	2,153,944	2,457,704	2,025,854	2,024,937
Long-term debt	1,107	1,539	—	140	55	994	1,444
Total equity	1,451,822	1,373,904	1,407,394	1,450,828	1,648,095	1,489,363	1,455,858

(1) Gross margin and EBITDA, as adjusted, are non-GAAP financial measures. Each of these Non-GAAP financial measures is defined, reconciled to net income (loss) and discussed further below under "Non-GAAP Financial Measures."

Non-GAAP Financial Measures

We define gross margin as total revenue less cost of sales (excluding depreciation and amortization expense). Gross margin is included as a supplemental disclosure because it is a primary measure used by our management to evaluate the results of revenue and cost of sales (excluding depreciation and amortization expense), which are key components of our operations. We believe gross margin is important because it focuses on the current operating performance of our operations and excludes the impact of the prior historical costs of the assets acquired or constructed that are utilized in those operations, the indirect costs associated with our selling, general and administrative, or SG&A activities, the impact of our financing methods and income taxes. Depreciation and amortization expense may not accurately reflect the costs required to maintain and replenish the operational usage of our assets and therefore may not portray the costs from current operating activity. As an indicator of our operating performance, gross margin should not be considered an alternative to, or more meaningful than, net income (loss) as determined in accordance with accounting principles generally accepted in the U.S., or GAAP. Our gross margin may not be comparable to a similarly titled measure of another company because other entities may not calculate gross margin in the same manner.

Gross margin has certain material limitations associated with its use as compared to net income (loss). These limitations are primarily due to the exclusion of interest expense, depreciation and

amortization expense, SG&A expense, impairments and restructuring charges. Each of these excluded expenses is material to our combined statements of operations. Because we intend to finance a portion of our operations through borrowings, interest expense is a necessary element of our costs and our ability to generate revenue. Additionally, because we use capital assets, depreciation expense is a necessary element of our costs and our ability to generate revenue, and SG&A expenses are necessary to support our operations and required corporate activities. To compensate for these limitations, management uses this non-GAAP measure as a supplemental measure to other GAAP results to provide a more complete understanding of our performance.

The following table reconciles our net income (loss) to gross margin (in thousands):

	Years Ended December 31,					Three Months Ended March 31,		Pro Forma Three Months Ended March 31,	Pro Forma Year Ended December 31,
	2014	2013	2012	2011	2010	2015	2014	2015	2014
Net income (loss)	$152,513	$152,853	$119,350	$(232,312)	$ 38,375	$ 37,592	$ 43,029	$ 30,728	$124,608
Selling, general and administrative	267,493	264,890	269,812	259,562	246,888	58,566	64,656	58,566	267,493
Depreciation and amortization	173,803	140,029	167,499	171,301	200,734	38,795	36,166	38,795	173,803
Long-lived asset impairment	3,851	11,941	5,197	352	12,286	4,579	—	4,579	3,851
Restructuring charges	—	—	3,892	7,131	—	—	—	—	—
Goodwill impairment	—	—	—	164,813	—	—	—	—	—
Interest expense	1,905	3,551	5,318	4,373	7,397	507	484	12,505	49,978
Equity in (income) loss of non-consolidated affiliates	(14,553)	(19,000)	(51,483)	471	609	(5,006)	(4,693)	(5,006)	(14,553)
Other (income) expense, net	7,222	(1,966)	5,638	(313)	(10,328)	8,391	(2,198)	8,391	7,222
Provision for income taxes	77,833	97,367	26,226	31,148	19,936	19,384	22,405	15,688	62,807
(Income) loss from discontinued operations, net of tax	(73,198)	(66,149)	(66,843)	10,105	(40,739)	(18,743)	(18,683)	(18,743)	(73,198)
Gross margin	$596,869	$583,516	$484,606	$ 416,631	$475,158	$144,065	$141,166	$145,503	$602,011

We define EBITDA, as adjusted, as net income (loss) excluding income (loss) from discontinued operations (net of tax), cumulative effect of accounting changes (net of tax), income taxes, interest expense (including debt extinguishment costs and gain or loss on termination of interest rate swaps), depreciation and amortization expense, impairment charges, restructuring charges, non-cash gains or losses from foreign currency exchange rate changes recorded on intercompany obligations, expensed acquisition costs and other items. We believe EBITDA, as adjusted, is an important measure of operating performance because it allows management, investors and others to evaluate and compare our core operating results from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), our subsidiaries' capital structure (non-cash gains or losses from foreign currency exchange rate changes on intercompany obligations), tax consequences, impairment charges, restructuring charges, expensed acquisition costs and other items. Management uses EBITDA, as adjusted, as a supplemental measure to review current period operating performance, comparability measures and performance measures for period to period comparisons. Our EBITDA, as adjusted, may not be comparable to a similarly titled measure of another company because other entities may not calculate EBITDA in the same manner.

EBITDA, as adjusted, is not a measure of financial performance under GAAP, and should not be considered in isolation or as an alternative to net income (loss), cash flows from operating activities and other measures determined in accordance with GAAP. Items excluded from EBITDA, as adjusted, are significant and necessary components to the operations of our business, and, therefore, EBITDA, as adjusted, should only be used as a supplemental measure of our operating performance.

The following table reconciles our net income (loss) to EBITDA, as adjusted (in thousands):

| | | | | | | | | Pro Forma | |
| | Years Ended December 31, | | | | | Three Months Ended March 31, | | Three Months Ended March 31, | Year Ended December 31, |
	2014	2013	2012	2011	2010	2015	2014	2015	2014
Net income (loss)	$152,513	$152,853	$119,350	$(232,312)	$ 38,375	$ 37,592	$ 43,029	$ 30,728	$124,608
(Income) loss from discontinued operations, net of tax	(73,198)	(66,149)	(66,843)	10,105	(40,739)	(18,743)	(18,683)	(18,743)	(73,198)
Depreciation and amortization	173,803	140,029	167,499	171,301	200,734	38,795	36,166	38,795	173,803
Long-lived asset impairment	3,851	11,941	5,197	352	12,286	4,579	—	4,579	3,851
Restructuring charges	—	—	3,892	7,131	—	—	—		
Goodwill impairment	—	—	—	164,813	—	—	—		
Investment in non-consolidated affiliates impairment	197	—	224	471	609	—	197	—	197
Proceeds from sale of joint venture assets	(14,750)	(19,000)	(51,707)	—	—	(5,006)	(4,890)	(5,006)	(14,750)
Interest expense	1,905	3,551	5,318	4,373	7,397	507	484	12,505	49,978
(Gain) loss on currency exchange rate remeasurement of intercompany balances	3,614	4,313	7,406	14,174	(6,255)	7,508	(81)	7,508	3,614
Gain on sale of our investment in the subsidiary that owns the barge mounted processing plant and other related assets used on the Cawthorne Channel Project	—	—	—	—	(4,863)	—	—		—
Loss on sale of businesses	961	—	—	—	—	—	—		961
Provision for income taxes	77,833	97,367	26,226	31,148	19,936	19,384	22,405	15,688	62,807
EBITDA, as adjusted	$326,729	$324,905	$216,562	$ 171,556	$227,480	$ 84,616	$ 78,627	$ 86,054	$331,871

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial statements have been derived from our historical combined financial statements included in this information statement and are not intended to be a complete presentation of our financial position or results of operations had the transactions contemplated by the spin-off and related agreements occurred as of and for the periods indicated. In addition, the unaudited pro forma condensed combined financial statements are provided for illustrative and informational purposes only and are not necessarily indicative of our future results of operations or financial condition as an independent, publicly traded company. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable, that reflect the expected impacts of events directly attributable to the spin-off and related transaction agreements and that are factually supportable, and for purposes of the statement of operations, are expected to have a continuing impact on us. However, such adjustments are subject to change based on the finalization of the terms of the spin-off and related agreements.

The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2015 and for the year ended December 31, 2014 reflects our results as if the spin-off and related transactions described below had occurred on January 1, 2014. The unaudited pro forma condensed combined balance sheet as of March 31, 2015 reflects our financial position as if the spin-off and related transactions described below had occurred as of such date.

The unaudited pro forma condensed combined financial statements should be read in conjunction with "Capitalization," "Selected Historical Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Relationships and Related Transactions" and the combined financial statements and accompanying notes included elsewhere in this information statement.

The unaudited pro forma condensed combined financial statements give effect to the following:

- the incurrence of $325.8 million of borrowings under the new credit facility, the issuance of $400 million aggregate principal amount of New Senior Notes and a transfer of $712.8 million of the proceeds from such debt arrangements to Exterran Holdings;

- the impact of the separation and distribution agreement, supply agreement, services agreement, employee matters agreement, tax matters agreement and transition services agreement between Archrock and us and the provisions contained therein; and

- the distribution of approximately 34.7 million shares of our common stock to Exterran Holdings' shareholders (based on the number of shares of Exterran Holdings common stock outstanding as of March 31, 2015).

As of June 30, 2015, Exterran Holdings and its subsidiaries (other than Exterran Partners and its subsidiaries) had approximately $707 million of debt outstanding, including approximately $357 million of outstanding borrowings under its existing credit facility. Subsequent to June 30, 2015 and prior to the completion of the spin-off, Exterran Holdings expects to incur additional borrowings under its existing credit facility of between $45 million and $55 million to finance expenses related to the completion of the spin-off and related financing transactions, which would increase the amount we borrow under the new credit facility and transfer to Exterran Holdings to allow Exterran Holdings to repay its indebtedness.

Following the completion of the spin-off, we expect to incur one-time expenditures ranging from approximately $10.0 million to $15.0 million consisting primarily of costs to start up certain stand-alone functions and other one-time transaction related costs. The unaudited pro forma condensed combined financial statements may also not reflect all of the costs of operating as a stand-alone public company, including potentially increased expenses related to, among others, internal audit, treasury, risk

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
(in thousands)

	March 31, 2015			
	Historical	Pro Forma Adjustments		Pro Forma
ASSETS				
Current assets:				
Cash and cash equivalents	$ 51,450	$ —	(A)	$ 51,450
Restricted cash	1,490			1,490
Accounts receivable, net	365,592			365,592
Inventory, net	316,913			316,913
Costs and estimated earnings in excess of billings on uncompleted contracts	122,407			122,407
Current deferred income taxes	48,595	(26,235)	(B)	22,360
Other current assets	67,316			67,316
Current assets associated with discontinued operations	453			453
Total current assets	974,216	(26,235)		947,981
Property, plant and equipment, net	942,565			942,565
Intangible and other assets, net	109,073	54,496	(B)(C)	163,569
Total assets	$2,025,854	$ 28,261		$2,054,115
LIABILITIES AND EQUITY				
Current liabilities:				
Accounts payable, trade	$ 141,274	$		$ 141,274
Accrued liabilities	139,032			139,032
Deferred revenue	58,253			58,253
Billings on uncompleted contracts in excess of costs and estimated earnings	90,237			90,237
Current liabilities associated with discontinued operations	1,114			1,114
Total current liabilities	429,910			429,910
Long-term debt	994	725,756	(C)	726,750
Deferred income taxes	34,852			34,852
Long-term deferred revenue	43,953			43,953
Other long-term liabilities	26,442			26,442
Long-term liabilities associated with discontinued operations	340			340
Total liabilities	536,491	725,756		1,262,247
Commitments and contingencies				
Equity:				
Parent equity	1,482,949	(1,482,949)	(D)(E)	—
Accumulated other comprehensive income	6,414			6,414
Common stock	—	347	(E)	347
Additional paid-in capital	—	785,107	(E)	785,107
Total equity	1,489,363	(697,495)		791,868
Total liabilities and equity	$2,025,854	$ 28,261		$2,054,115

See accompanying notes to unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
(in thousands, except per share amounts)

	Three Months Ended March 31, 2015			
	Historical	Pro Forma Adjustments		Pro Forma
Revenues:				
Contract operations	$120,691	$		$120,691
Aftermarket services	36,244			36,244
Product sales	375,112	17,970	(F)	393,082
Total revenues	$532,047	$ 17,970		$550,017
Costs and expenses:				
Cost of sales (excluding depreciation and amortization expense):				
Contract operations	44,339			44,339
Aftermarket services	25,157			25,157
Product sales	318,486	16,532	(F)	335,018
Selling, general and administrative	58,566			58,566
Depreciation and amortization	38,795			38,795
Long-lived asset impairment	4,579			4,579
Interest expense	507	11,998	(G)	12,505
Equity in income of non-consolidated affiliates	(5,006)			(5,006)
Other (income) expense, net	8,391			8,391
	493,814	28,530		522,344
Income before income taxes	38,233	(10,560)		27,673
Provision for income taxes	19,384	(3,696)	(H)	15,688
Income from continuing operations	$ 18,849	$ (6,864)		$ 11,985
Basic income per common share:				
Income from continuing operations			(I)	$ 0.35
Diluted income per common share:				
Income from continuing operations			(J)	$ 0.35
Weighted average common shares outstanding used in income per common share:				
Basic			(I)	34,126
Diluted			(J)	34,267

See accompanying notes to unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
(in thousands, except per share amounts)

	Year Ended December 31, 2014				
	Historical	Pro Forma Adjustments			Pro Forma
Revenues:					
Contract operations	$ 493,853	$			$ 493,853
Aftermarket services	162,724				162,724
Product sales	1,516,177	64,277	(F)		1,580,454
Total revenues	$2,172,754	$ 64,277			$2,237,031
Costs and expenses:					
Cost of sales (excluding depreciation and amortization expense):					
Contract operations	185,408				185,408
Aftermarket services	120,181				120,181
Product sales	1,270,296	59,135	(F)		1,329,431
Selling, general and administrative	267,493				267,493
Depreciation and amortization	173,803				173,803
Long-lived asset impairment	3,851				3,851
Interest expense	1,905	48,073	(G)		49,978
Equity in income of non-consolidated affiliates	(14,553)				(14,553)
Other (income) expense, net	7,222				7,222
	2,015,606	107,208			2,122,814
Income before income taxes	157,148	(42,931)			114,217
Provision for income taxes	77,833	(15,026)	(H)		62,807
Income from continuing operations	$ 79,315	$ (27,905)		$	51,410
Basic income per common share:					
Income from continuing operations			(I)	$	1.55
Diluted income per common share:					
Income from continuing operations			(J)	$	1.49
Weighted average common shares outstanding used in income per common share:					
Basic			(I)		33,117
Diluted			(J)		34,545

See accompanying notes to unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(A) Reflects the following adjustments to cash and cash equivalents (in thousands):

Cash received from incurrence of new debt (see note (C))	$ 712,766
Cash transferred to Exterran Holdings (see note (D))	(712,766)
Cash pro forma adjustment	$ —

(B) Reflects the impact of changes in both current and long-term deferred tax assets related to foreign tax credits and U.S. net operating losses allocated from Archrock as a result of the spin-off. The valuation allowance associated with foreign tax deferred tax assets has been allocated between current and long-term deferred tax assets on a pro rata basis. Based on the weight of all the evidence available it is more likely than not that a portion of the foreign tax credit deferred tax assets will not be realized. This adjustment reflects a decrease to current deferred tax assets of $26.2 million and an increase to long-term deferred tax assets of $41.5 million included in intangible and other assets, net.

(C) In connection with the spin-off, we expect that EESLP and EES Finance Corp., will incur approximately $400.0 million in indebtedness in the form of New Senior Notes and EESLP will incur $325.8 million in indebtedness under the new credit facility. If the spin-off had occurred on March 31, 2015, we would have received approximately $712.8 million of net proceeds from our debt arrangements, net of approximately $13.0 million in financing fees and expenses incurred in connection with these debt arrangements.

(D) Reflects the use of proceeds of the sale of the New Senior Notes and borrowings under the new credit facility in connection with the spin-off (see note (C)), approximately $712.8 million of which would have been transferred to Exterran Holdings, had the spin-off occurred on March 31, 2015, to allow it to repay its indebtedness.

(E) Represents the reclassification of the net investment of Exterran Holdings in us, which was recorded in parent company equity, into shares of our common stock and additional paid-in capital and the balancing entry to reflect approximately 34.7 million outstanding shares of common stock at a par value of $0.01 per share. We have assumed shares being distributed to holders of Exterran Holdings common shares, based on approximately 69.4 million outstanding shares of Exterran Holdings common shares outstanding at March 31, 2015, at a distribution ratio of one share of our common stock for every two shares of Exterran Holdings common stock. The components of the adjustment are listed below (in thousands):

Parent equity at March 31, 2015	$1,482,949
Tax adjustment (see note (B))	15,271
Cash transferred to Exterran Holdings	(712,766)
Adjustment for par value of common stock	(347)
Adjustment to additional paid-in capital	$ 785,107

(F) Reflects the effect of the supply agreement and the services agreement that we will enter into with Archrock and Archrock Partners in connection with the spin-off. The revenue adjustment reflects the additional revenue that we would have recorded for products fabricated and sold to Exterran Holdings during the three months ended March 31, 2015 and the year ended December 31, 2014 under the supply agreement, if it were in effect on January 1, 2014.

(G) Represents the incremental interest expense, including amortization of deferred financing costs, related to the additional indebtedness expected to be incurred under our debt arrangements in connection with the spin-off. The incremental interest expense attributable to the New Senior

Notes assumes an annual interest rate of 9.0% on total indebtedness of $400.0 million, and the new credit facility, with an expected borrowing capacity of $750.0 million, assumes a LIBOR rate of approximately 0.2%, an applicable margin of 2.0% and commitment fees of 0.3%, on indebtedness of $325.8 million and letters of credit outstanding of $88.5 million. The interest rates for pro forma purposes are based on assumptions of the rates to be effective on the completion of the spin-off. A one-eighth percent change in assumed interest rates for our debt arrangements would have a pro forma impact of $0.9 million annually. Amortization of deferred financing costs assumes the capitalization of debt issuance costs of $13.0 million which will be amortized on a straight-line basis over the terms of the debt arrangements, which approximates the effective interest method. The components of the adjustment to interest expense are listed below (in thousands):

	Three Months Ended March 31, 2015	Year Ended December 31, 2014
Interest expense on the New Senior Notes	$ 9,000	$36,000
Interest expense on the new credit facility	2,475	9,981
Amortization of deferred financing costs under new debt arrangements	523	2,092
Interest expense adjustment	$11,998	$48,073

(H) Represents the tax effect of pro forma adjustments to income before income taxes, adjusted for nondeductible spin-off costs, using the U.S. federal statutory rate of 35% for the period presented.

(I) The pro forma weighted-average number of approximately 34,126,000 shares and 33,117,000 shares used to compute pro forma basic net income per share for the three months ended March 31, 2015 and for the year ended December 31, 2014, respectively, are based on the weighted-average number of Exterran Holdings shares outstanding for the three months ended March 31, 2015 and for the year ended December 31, 2014, respectively, applying a distribution ratio of one share of our common stock for every two shares of Exterran Holdings common stock outstanding.

(J) The pro forma weighted-average number of shares of our common stock used to compute pro forma diluted net income per share is based on the weighted average number of basic shares of our common stock as described in note (I) above, plus incremental shares assuming exercise of dilutive outstanding options and restricted stock awards granted to our employees under Exterran Holdings' stock-based compensation plans. The actual effect of the dilution following the completion of the spin-off will depend on various factors, including the employment of our personnel in one company or the other and the value of the equity awards at the time of distribution, and accordingly we cannot fully estimate the dilutive effects at this time.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Combined Financial Statements, the notes thereto, and the other financial information appearing elsewhere in this information statement. The following discussion includes forward-looking statements that involve certain risks and uncertainties. See "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in this information statement.

Spin-off from Exterran Holdings

On November 17, 2014, Exterran Holdings announced a plan to separate its international services and global fabrication businesses into an independent, publicly traded company ("Exterran Corporation", "our", "we" or "us"). We refer to the global fabrication business currently operated by Exterran Holdings as our product sales business. The spin-off is expected to be completed in accordance with a separation and distribution agreement between Archrock and Exterran Corporation. See "Relationship with Archrock After the Spin-Off—Agreements Between Archrock and Us—Separation and Distribution Agreement." To effect the spin-off, Exterran Holdings intends to distribute, on a pro rata basis, all of the shares of Exterran Corporation common stock to Exterran Holdings' stockholders as of the record date for the spin-off. The spin-off is subject to certain conditions, including general economic and market conditions, the receipt of an opinion of counsel as to the tax treatment of the transaction and final approval of the Exterran Holdings' board of directors. See "The Spin-Off—Spin-Off Conditions and Termination." The spin-off will not be subject to a shareholder vote. Upon completion of the spin-off, Archrock and Exterran Corporation will each be independent, publicly traded companies and will have separate public ownership, boards of directors and management. We expect to complete the spin-off on or about July 31, 2015. However, we cannot assure you that the spin-off will be completed on the anticipated timeline, or at all, or that the terms of the spin-off will not change.

In connection with the separation and distribution agreement, Exterran Corporation will enter into several other agreements with Archrock that will govern the relationship between Exterran Corporation and Archrock after completion of the distribution and provide for the allocation between Exterran Corporation and Archrock of various assets, liabilities, rights and obligations (including employee benefits, insurance and tax-related assets and liabilities). These agreements will also include arrangements with respect to certain services to be provided between Exterran Corporation and Archrock. See "Certain Relationships and Related Transactions" and "Relationship with Archrock After the Spin-off."

Following the completion of the spin-off, we expect to incur one-time expenditures ranging from approximately $10.0 million to $15.0 million consisting primarily of costs to start up certain stand-alone functions and other one-time transaction related costs. Recurring costs of operating as a stand-alone public company include potentially increased expenses related to, among others, internal audit, treasury, risk management, investor relations, tax, legal and corporate secretary functions as well as the annual expenses associated with running an independent publicly traded company including listing fees, compensation of non-employee directors and related board of director fees, and other fees and expenses related to insurance, legal and external audit. Costs of operating as a stand-alone public company that differ from historical allocations may have an impact on our profitability and operating cash flows. However, our efforts to reduce SG&A costs in 2015 in response to market conditions are expected to result in lower SG&A expenses and the savings from these initiatives are expected to offset the increase in costs due to being a stand-alone public company.

Overview

We are a market leader in the provision of compression, production and processing products and services that support the production and transportation of oil and natural gas throughout the world. We provide these products and services to a global customer base consisting of companies engaged in all

The timing of any change in activity levels by our customers is difficult to predict. As a result, our ability to project the anticipated activity level for our business, and particularly our fabrication segment, in the second half of 2015 is limited. If capital spending by our customers remains low throughout 2015, we expect significantly lower bookings in our product sales business in 2015 compared to 2014. If these reduced booking levels persist for a sustained period, we could experience a material adverse effect on our business, financial condition, results of operations and cash flows.

Our level of capital spending depends on our forecast for the demand for our products and services and the equipment required to provide services to our customers. We anticipate investing more capital in our contract operations business in 2015 than we did in 2014. The increased investment in our contract operations business during 2015 is driven by large multi-year projects contracted in 2014 that are scheduled to start earning revenue in 2015 and 2016.

Certain Key Challenges and Uncertainties

Market conditions and competition in the oil and natural gas industry and the risks inherent in international markets continue to represent key challenges and uncertainties. In addition to these challenges, we believe the following represent some of the key challenges and uncertainties we will face in the future:

Global Energy Markets and Oil and Natural Gas Pricing. Our results of operations depend upon the level of activity in the global energy markets, including oil and natural gas development, production, processing and transportation. Oil and natural gas prices and the level of drilling and exploration activity can be volatile and have fallen significantly recently. As a result, many producers in the U.S. and other parts of the world, including our customers, have announced reduced capital budgets for this year. If oil and natural gas exploration and development activity and the number of well completions continue to decline due to the reduction in oil and natural gas prices or significant instability in energy markets, we would anticipate a continued decrease in demand and potentially pricing for our natural gas compression and oil and natural gas production and processing equipment and services. For example, unfavorable market conditions or financial difficulties experienced by our customers may result in cancellation of contracts or the delay or abandonment of projects, which could cause our cash flows generated by our products sales and international services to decline and have a material adverse effect on our results of operations and financial condition.

Execution on Larger Contract Operations and Product Sales Projects. Some of our projects have a relatively larger size and scope than the majority of our projects, which can translate into more technically challenging conditions or performance specifications for our products and services. Contracts with our customers generally specify delivery dates, performance criteria and penalties for our failure to perform. Any failure to execute such larger projects in a timely and cost effective manner could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Completion of the Spin-off. Execution of the spin-off will require significant expense and the time and attention of our management. The spin-off could distract management from the operation of our business and the execution of our other strategic initiatives. Our employees may also be uncertain about their future roles within Exterran Corporation pending the completion of the spin-off, which could lead to departures. Further, if the spin-off is completed, we may not realize the benefits we expect to realize. Any such difficulties could have an adverse effect on our business, results of operations and financial condition. If completed, the spin-off may also expose us to certain risks that could have an adverse effect on our results of operations and financial condition. The spin-off is contingent upon the final approval of Exterran Holdings' board of directors and other conditions, some of which are beyond our control. For this and other reasons, the spin-off may not be completed in the expected timeframe or at all.

Personnel, Hiring, Training and Retention. Both in North America and internationally, we believe our ability to grow may be challenged by our ability to hire, train and retain qualified personnel.

Although we have been able to satisfy our personnel needs thus far, retaining employees in our industry continues to be a challenge. Our ability to continue our growth will depend in part on our success in hiring, training and retaining these employees.

For the Three Months Ended March 31, 2015 and 2014

Summary of Results

As discussed in Note 2 to the Condensed Combined Financial Statements, the results from continuing operations for all periods presented exclude the results of our Venezuelan contract operations business. Those results are reflected in discontinued operations for all periods presented.

Net Income and EBITDA, as adjusted. We generated net income of $37.6 million and $43.0 million during the three months ended March 31, 2015 and 2014, respectively. The decrease in net income was primarily due to an increase in foreign currency losses of $9.4 million, an increase in long-lived asset impairment and an increase in depreciation and amortization expense. These activities were partially offset by a decrease in income tax expense, a decrease in SG&A expense and an increase in gross margin. Our EBITDA, as adjusted, was $84.6 million and $78.6 million during the three months ended March 31, 2015 and 2014, respectively. EBITDA, as adjusted, increased primarily due to a decrease in SG&A expense and an increase in gross margin, partially offset by an increase of $1.8 million in foreign currency losses excluding the remeasurement of intercompany balances. For a reconciliation of EBITDA, as adjusted, to net income (loss), its most directly comparable financial measure calculated and presented in accordance with GAAP, please read "Selected Historical Combined Financial Data—Non-GAAP Financial Measures" of this information statement.

Results by Business Segment. The following table summarizes revenue, gross margin and gross margin percentages for each of our business segments (dollars in thousands):

	For the Three Months Ended March 31,	
	2015	2014
Revenue:		
Contract Operations	$120,691	$111,040
Aftermarket Services	36,244	34,833
Product Sales	375,112	327,259
	$532,047	$473,132
Gross Margin(1):		
Contract Operations	$ 76,352	$ 70,008
Aftermarket Services	11,087	9,818
Product Sales	56,626	61,340
	$144,065	$141,166
Gross Margin Percentage(2):		
Contract Operations	63%	63%
Aftermarket Services	31%	28%
Product Sales	15%	19%

(1) Defined as revenue less cost of sales, excluding depreciation and amortization expense. Gross margin, a non-GAAP financial measure, is reconciled, in total, to net income (loss), its most directly comparable financial measure calculated and presented in accordance with GAAP in "Selected Historical Combined Financial Data—Non-GAAP Financial Measures" of this information statement.

(2) Defined as gross margin divided by revenue.

Net Income and EBITDA, as adjusted.   We generated net income of $152.5 million, $152.9 million and $119.4 million during the years ended December 31, 2014, 2013 and 2012, respectively. Net income during the year ended December 31, 2014 compared to the year ended December 31, 2013 was impacted by an increase in depreciation and amortization expense and a $6.5 million loss on short-term investments related to the purchase of Argentine government issued U.S. dollar denominated bonds using Argentine pesos in the current year period, offset by a decrease in income tax expense, an increase in gross margin and a decrease in long-lived asset impairment. The increase in net income during the year ended December 31, 2013 compared to the year ended December 31, 2012 was primarily due to an increase in gross margin in our product sales segment and a decrease in depreciation and amortization expenses, partially offset by an increase in income tax expense and a decrease of $32.7 million in cash payments received from the sale of our Venezuelan joint ventures' assets. Our EBITDA, as adjusted, was $326.7 million, $324.9 million and $216.6 million during the years ended December 31, 2014, 2013 and 2012, respectively. EBITDA, as adjusted, during the year ended December 31, 2014 compared to the year ended December 31, 2013 increased primarily due to higher gross margin as discussed above, partially offset by a $6.5 million loss on short-term investments related to the purchase of Argentine government issued U.S. dollar denominated bonds using Argentine pesos as discussed above. EBITDA, as adjusted, during the year ended December 31, 2013 compared to the year ended December 31, 2012, increased primarily due to higher gross margin in our product sales segment. For a reconciliation of EBITDA, as adjusted, to net income (loss), its most directly comparable financial measure calculated and presented in accordance with GAAP, please read "Selected Historical Combined Financial Data—Non-GAAP Financial Measures" of this information statement.

Results by Business Segment.   The following table summarizes revenue, gross margin and gross margin percentages for each of our business segments (dollars in thousands):

	Years Ended December 31,		
	2014	**2013**	**2012**
Revenue:			
Contract Operations	$ 493,853	$ 476,016	$ 463,957
Aftermarket Services	162,724	160,672	145,048
Product Sales	1,516,177	1,778,785	1,459,719
	$2,172,754	$2,415,473	$2,068,724
Gross Margin(1):			
Contract Operations	$ 308,445	$ 279,072	$ 279,349
Aftermarket Services	42,543	40,328	37,190
Product Sales	245,881	264,116	168,067
	$ 596,869	$ 583,516	$ 484,606
Gross Margin Percentage(2):			
Contract Operations	62%	59%	60%
Aftermarket Services	26%	25%	26%
Product Sales	16%	15%	12%

(1) Defined as revenue less cost of sales, excluding depreciation and amortization expense. Gross margin, a non-GAAP financial measure, is reconciled, in total, to net income (loss), its most directly comparable financial measure calculated and presented in accordance with GAAP in "Selected Historical Combined Financial Data—Non-GAAP Financial Measures" of this information statement.

(2) Defined as gross margin divided by revenue.

December 31, 2013. Gross margin (defined as revenue less cost of sales, excluding depreciation and amortization expense) and gross margin percentage increased during the year ended December 31, 2014 compared to the year ended December 31, 2013 primarily due to the revenue increase explained above, excluding the devaluation of the Argentine peso in the current year as the impact on gross margin and gross margin percentage was insignificant. While our gross margin during the year ended December 31, 2014 benefited from the start-up of a Brazilian project, our contract operations business is capital intensive, and as such, we did have additional incremental costs in the form of depreciation expenses which is excluded from gross margin. Gross margin, a non-GAAP financial measure, is reconciled, in total, to net income (loss), its most directly comparable financial measure calculated and presented in accordance with GAAP in "Selected Historical Combined Financial Data—Non-GAAP Financial Measures" of this information statement.

Aftermarket Services
(dollars in thousands)

	Years Ended December 31,		Increase (Decrease)
	2014	2013	
Revenue	$162,724	$160,672	1%
Cost of sales (excluding depreciation and amortization expense)	120,181	120,344	0%
Gross margin	$ 42,543	$ 40,328	5%
Gross margin percentage	26%	25%	1%

The increase in revenue during the year ended December 31, 2014 compared to the year ended December 31, 2013 was due to increases in revenue in the Eastern Hemisphere and Latin America of $1.1 million and $1.0 million, respectively. Gross margin increased during the year ended December 31, 2014 compared to the year ended December 31, 2013 primarily due to an increase in gross margin in the Eastern Hemisphere of $2.6 million.

Product Sales
(dollars in thousands)

	Years Ended December 31,		Increase (Decrease)
	2014	2013	
Revenue	$1,516,177	$1,778,785	(15)%
Cost of sales (excluding depreciation and amortization expense)	1,270,296	1,514,669	(16)%
Gross margin	$ 245,881	$ 264,116	(7)%
Gross margin percentage	16%	15%	1%

The decrease in revenue during the year ended December 31, 2014 compared to the year ended December 31, 2013 was due to lower revenue in North America, Latin America and the Eastern Hemisphere of $114.7 million, $83.3 million and $64.6 million, respectively. The decrease in revenue in North America was due to a decrease of $143.6 million in installation revenue primarily due to a project for one customer that was completed in 2013 and a decrease of $122.4 million in production and processing equipment revenue, partially offset by a $151.3 million increase in compressor revenue. The decrease in Latin America revenue was due to decreases of $59.2 million, $14.0 million and $10.1 million in installation revenue, production and processing equipment revenue and compressor revenue, respectively. The decrease in revenue in the Eastern Hemisphere was due to a decrease of $106.4 million in compressor revenue, partially offset by increases of $24.0 million and $17.8 million in

The Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012


Contract Operations
(dollars in thousands)


	Years Ended December 31,		Increase (Decrease)
	2013	2012	
Revenue	$476,016	$463,957	3%
Cost of sales (excluding depreciation and amortization expense)	196,944	184,608	7%
Gross margin	$279,072	$279,349	0%
Gross margin percentage....................	59%	60%	(1)%

The increase in revenue during the year ended December 31, 2013 compared to the year ended December 31, 2012 was primarily due to rate increases in Argentina and Indonesia that provided $32.7 million of additional revenue in 2013 and increases in revenue in Mexico and Bahrain of $17.7 million primarily due to contracts that commenced or were expanded in scope in 2012 and 2013. These increases were partially offset by a $37.1 million decrease in revenue in Brazil primarily as a result of the recognition of revenue with little incremental cost on terminated contracts during the prior year period. Gross margin (defined as revenue less cost of sales, excluding depreciation and amortization expense) percentage during the year ended December 31, 2013 compared to the year ended December 31, 2012 decreased due to the recognition of revenue on terminated contracts in Brazil during the year ended December 31, 2012 mentioned above, partially offset by the rate increases mentioned above. While our gross margin during the year ended December 31, 2012 benefited from the recognition of revenue with little incremental cost on terminated contracts, our contract operations business is capital intensive, and as such, we did have additional incremental costs in the form of depreciation expense which is excluded from gross margin. Gross margin, a non-GAAP financial measure, is reconciled, in total, to net income (loss), its most directly comparable financial measure calculated and presented in accordance with GAAP in "Selected Historical Combined Financial Data— Non-GAAP Financial Measures" of this information statement.


Aftermarket Services
(dollars in thousands)


	Years Ended December 31,		Increase (Decrease)
	2013	2012	
Revenue	$160,672	$145,048	11%
Cost of sales (excluding depreciation and amortization expense)	120,344	107,858	12%
Gross margin	$ 40,328	$ 37,190	8%
Gross margin percentage....................	25%	26%	(1)%

The increase in revenue during the year ended December 31, 2013 compared to the year ended December 31, 2012 was due to increases in revenue in the Eastern Hemisphere and Latin America of $8.9 million and $6.7 million, respectively. Gross margin increased during the year ended December 31, 2013 compared to the year ended December 31, 2012 due to an increase in gross margin in Latin America, partially offset by lower gross margins on work performed in the Eastern Hemisphere during the year ended December 31, 2013.

relatively flat primarily as a result of routine scheduled overhaul activities. We intend to grow our business both organically and through acquisitions. If we are successful in growing our business in the future, we would expect our maintenance capital expenditures to increase over the long term.

We generally invest funds necessary to fabricate contract operations fleet additions when our idle equipment cannot be reconfigured to economically fulfill a project's requirements and the new equipment expenditure is expected to generate economic returns over its expected useful life that exceeds our targeted return on capital. We currently plan to spend approximately $205 million to $235 million in capital expenditures during 2015, including (1) approximately $130 million to $150 million on contract operations growth capital expenditures and (2) approximately $25 million to $35 million on equipment maintenance capital related to our contract operations business.

Historically, we have financed capital expenditures primarily with net cash provided by operating activities. Our ability to access the capital markets may be restricted at a time when we would like, or need, to do so, which could have an adverse impact on our ability to maintain our operations and to grow. Inability to borrow additional amounts from capital markets could limit our ability to fund our future growth and operations. Based on current market conditions, we expect that net cash provided by operating activities and borrowings available under our new credit facility will be sufficient to finance our operating expenditures and capital expenditures through December 31, 2015; however, to the extent it is not, we may seek additional debt financing. In addition, to provide us with additional liquidity following the spin-off, EESLP entered into a $750.0 million revolving credit facility, which will become effective in connection with the spin-off. Please read "Description of Material Indebtedness— New Credit Facility." EESLP and EES Finance Corp., our wholly owned subsidiaries, also intend to issue $400.0 million aggregate principal amount of New Senior Notes. For a description of our New Senior Notes, please read "Description of Material Indebtedness—New Senior Notes." At or prior to the spin-off, on a pro forma basis as of March 31, 2015, we would have transferred $712.8 million of the proceeds from these debt arrangements to Exterran Holdings to allow Exterran Holdings to repay its indebtedness. On a pro forma basis, immediately after the transfer to Exterran Holdings, we would have had available borrowing capacity of $335.7 million under the new credit facility.

As of June 30, 2015, Exterran Holdings and its subsidiaries (other than Exterran Partners and its subsidiaries) had approximately $707 million of debt outstanding, including approximately $357 million of outstanding borrowings under its existing credit facility. Subsequent to June 30, 2015 and prior to the completion of the spin-off, Exterran Holdings expects to incur additional borrowings under its existing credit facility of between $45 million and $55 million to finance expenses related to the completion of the spin-off and related financing transactions, which would increase the amount we borrow under the new credit facility and transfer to Exterran Holdings to allow Exterran Holdings to repay its indebtedness.

Of our unrestricted cash balance at March 31, 2015 of $51.5 million, $49.2 million was held by our foreign subsidiaries. We have not provided for U.S. federal income taxes on indefinitely (or permanently) reinvested cumulative earnings of approximately $662.7 million generated by our non-U.S. subsidiaries. Those earnings are from ongoing operations and will be used to fund international growth. In the event of a distribution of those earnings to the U.S. in the form of dividends, we may be subject to both foreign withholding taxes and U.S. federal income taxes net of allowable foreign tax credits. We do not believe that the cash held by our foreign subsidiaries has an adverse impact on our liquidity because we expect that the cash we generate in the U.S. and the anticipated available borrowing capacity under our credit facility, as well as the repayment of intercompany liabilities from our foreign subsidiaries, will be sufficient to fund the cash needs of our U.S. operations for the foreseeable future.

Argentina's current regulations restrict foreign exchange, including exchanging Argentine pesos for U.S. dollars in certain cases, and we are unable to freely repatriate cash from Argentina. Therefore, the cash flow from our operations in Argentina may not be a reliable source of funding for our operations outside of Argentina, which could limit our ability to grow. Restrictions on our ability to exchange Argentine pesos for U.S. dollars subject us to risk of currency devaluation on future earnings in Argentina. During 2014, we used Argentine pesos to purchase certain short-term investments in Argentine government issued U.S. dollar denominated bonds. The effective peso to U.S. dollar exchange rate embedded in the purchase price of $24.3 million of bonds resulted in our recognition of a loss during the year ended December 31, 2014 of $6.5 million, which is included in other (income) expense, net, in our combined statements of operations. In future periods, we may seek to use Argentine pesos to purchase certain short-term investments in Argentine government issued U.S. dollar denominated bonds, which may result in transaction losses due to the effective peso to U.S. dollar exchange rate embedded in the purchase price of such bonds. As of March 31, 2015 and December 31, 2014, $23.1 million and $16.0 million, respectively, of our cash was in Argentina.

Debt Arrangements. On July 10, 2015, EESLP entered into the new credit facility, which will become effective in connection with the spin-off. In addition, EESLP and EES Finance Corp., its wholly owned subsidiary, expect to issue $400.0 million of New Senior Notes prior to completion of the spin-off. In connection with the spin-off, EESLP and EES Finance Corp. will become our wholly owned subsidiaries, and we intend to transfer the net proceeds from the sale of New Senior Notes, together with borrowings under the new credit facility, to Exterran Holdings to allow it to repay its indebtedness.

Contractual Obligations. The following table summarizes our cash contractual obligations as of December 31, 2014 and the effect such obligations are expected to have on our liquidity and cash flow in future periods (in thousands):

	Total	2015	2016 - 2017	2018 - 2019	Thereafter
Purchase commitments	$506,394	$505,878	$ 516	$ —	$ —
Capital leases	1,107	—	463	468	176
Facilities and other operating leases	39,477	8,402	10,993	4,777	15,305
Total contractual obligations	$546,978	$514,280	$11,972	$5,245	$15,481

At December 31, 2014, $8.4 million of unrecognized tax benefits (including discontinued operations) have been recorded as liabilities in accordance with the accounting standard for income taxes related to uncertain tax positions and we are uncertain as to if or when such amounts may be settled. Related to these unrecognized tax benefits, we have also recorded a liability for potential penalties and interest (including discontinued operations) of $3.2 million.

Off-Balance Sheet Arrangements

Borrowings under Exterran Holdings' $900.0 million senior secured revolving credit facility due in July 2016 are guaranteed by certain of our and Exterran Holdings' domestic subsidiaries. Our guarantees of borrowings under the existing credit facility are secured by substantially all of the personal property assets and certain real property assets of our Significant Domestic Subsidiaries (as defined in the credit agreement) and 65% of the equity interests in certain of our first-tier foreign subsidiaries. As of March 31, 2015, Exterran Holdings had $354.0 million in outstanding borrowings under the existing credit facility.

All of our existing subsidiaries that guarantee indebtedness under the existing credit facility also guarantee Exterran Holdings' $350.0 million aggregate principal amount of 7.25% senior notes due December 2018, or the "7.25% Notes". Our guarantees of the 7.25% Notes are on a senior unsecured basis, rank equally in right of payment with all of Exterran Holdings' other senior obligations and are effectively subordinated to all of Exterran Holdings' existing and future secured debt to the extent of the value of the collateral securing such indebtedness. As of March 31, 2015, Exterran Holdings had

$350.0 million in outstanding 7.25% Notes. We are liable in the event Exterran Holdings defaults in its payment obligations or fails to comply with the covenants under the debt agreements or upon the occurrence of specified events contained in the debt agreements, including the event of bankruptcy or insolvency of Exterran Holdings. As of March 31, 2015 and December 31, 2014, no liabilities relating to such guarantees have been reflected in our combined balance sheets. We expect to be released from our obligations under such guarantees prior to or at the completion of the spin-off.

Effects of Inflation

Our revenues and results of operations have not been materially impacted by inflation in the past three fiscal years.

Critical Accounting Estimates

This discussion and analysis of our financial condition and results of operations is based upon the Combined Financial Statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and accounting policies, including those related to bad debt, inventories, fixed assets, investments, intangible assets, income taxes, revenue recognition and contingencies and litigation. We base our estimates on historical experience and on other assumptions that we believe are reasonable under the circumstances. The results of this process form the basis of our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and these differences can be material to our financial condition, results of operations and liquidity. We describe our significant accounting policies more fully in Note 2 to our Combined Financial Statements.

Allowances and Reserves

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The determination of the collectability of amounts due from our customers requires us to use estimates and make judgments regarding future events and trends, including monitoring our customers' payment history and current creditworthiness to determine that collectability is reasonably assured, as well as consideration of the overall business climate in which our customers operate. Inherently, these uncertainties require us to make judgments and estimates regarding our customers' ability to pay amounts due to us in order to determine the appropriate amount of valuation allowances required for doubtful accounts. We review the adequacy of our allowance for doubtful accounts quarterly. We determine the allowance needed based on historical write-off experience and by evaluating significant balances aged greater than 90 days individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. During the years ended December 31, 2014, 2013 and 2012, we recorded bad debt expense of $0.6 million, $2.3 million and $7.6 million, respectively. During the three months ended March 31, 2015 and 2014, we recorded bad debt expense of $0.3 million and $0.7 million, respectively. A five percent change in the allowance for doubtful accounts would have had an impact on income before income taxes of approximately $0.1 million during the three months ended March 31, 2015.

Inventory is a significant component of current assets and is stated at the lower of cost or market. This requires us to record provisions and maintain reserves for excess, slow moving and obsolete inventory. To determine these reserve amounts, we regularly review inventory quantities on hand and compare them to estimates of future product demand, market conditions and production requirements. These estimates and forecasts inherently include uncertainties and require us to make judgments

BUSINESS

Our Company

We are currently a wholly owned subsidiary of Exterran Holding. In connection with the spin-off, Exterran Holdings, Inc. will change its name to "Archrock, Inc." Following the completion of our spin-off from Exterran Holdings, we will be an independent, publicly traded company operating under the name "Exterran Corporation," and we will own the assets and liabilities associated with Exterran Holdings' international services and global fabrication businesses. We refer to the global fabrication business currently operated by Exterran Holdings as our product sales business. Archrock will not retain any ownership interest in us or our business.

We are a market leader in the provision of compression, production and processing products and services that support the production and transportation of oil and natural gas throughout the world. We provide these products and services to a global customer base consisting of companies engaged in all aspects of the oil and natural gas industry, including large integrated oil and natural gas companies, national oil and natural gas companies, independent oil and natural gas producers and oil and natural gas processors, gatherers and pipeline operators. We report our results of operations in the following three reporting business segments: contract operations, aftermarket services and product sales.

In our contract operations business, which accounted for 23% of our revenue and 52% of our gross margin in 2014, we own and operate natural gas compression equipment and crude oil and natural gas production and processing equipment on behalf of our customers outside of the United States. These services can include engineering, design, procurement, on-site construction and operation of natural gas compression and crude oil or natural gas production and processing facilities for our customers. Our contract operations business is underpinned by long-term commercial contracts with large customers, including several national oil and natural gas companies, which we believe provides us with relatively stable cash flows due to our exposure to the production phase of oil and gas development, compared to drilling and completion related energy services and product providers. We believe our contract operations services generally allow our customers that outsource their compression or production and processing needs to achieve higher production rates than they would achieve with their own operations, resulting in increased revenue for our customers. In addition, outsourcing allows our customers flexibility for their compression and production and processing needs while limiting their capital requirements. These contracts generally involve initial terms ranging from three to five years, and in some cases in excess of 10 years. In many instances, we are able to renew those contracts prior to the expiration of the initial term; in some cases, we may sell the underlying assets to our customers pursuant to purchase options.

In our aftermarket services business, which accounted for 7% of our revenue and 7% of our gross margin in 2014, we provide operations, maintenance, overhaul and reconfiguration services outside of the United States to support our customers who own their own compression, production, processing, treating and related equipment. Our services range from routine maintenance services and parts sales to the full operation and maintenance of customer-owned assets. We both seek to couple aftermarket services with our product sales business to provide ongoing services to customers who buy equipment from us and to sell those services to customers who have bought equipment from other companies.

In our product sales business, which accounted for approximately 70% of our revenue and 41% of our gross margin in 2014, we design, engineer, manufacture, install and sell natural gas compression packages as well as equipment used in the production, treating and processing of crude oil and natural gas to customers both in the United States and internationally. We also design, engineer, manufacture and install this equipment for use in our contract operations business. In addition, we combine our products into an integrated solution that we design, engineer, procure and, in certain cases, construct on-site for sale to our customers. We believe the expansive range of products we sell through our global platform enables us to take advantage of the ongoing, worldwide energy infrastructure build-out.

our customers with a variety of products and services provides us with greater stability, as we are able to adjust the products and services we provide to reflect our customers' changing needs.

Cash flows from contract operations business supported by long-term contracts with diverse customer base. We provide contract operations services to customers located in approximately 15 countries. Within our contract operations business, we seek to enter into long-term contracts with a diverse collection of customers, including large integrated oil and natural gas companies and national energy companies. These contracts generally involve initial terms ranging from three to five years, and in some cases can be in excess of 10 years, and typically require our customers to pay our monthly service fee even during periods of limited or disrupted natural gas flows. In addition, our large, international customer base provides a diversified revenue stream, which we believe reduces customer and geographic concentration risk. Furthermore, our customer base includes several companies that are among the largest and most well-known companies within their respective regions throughout our global platform.

Experienced management team. We have an experienced and skilled management team with a long track record of driving growth through organic expansion and selective acquisitions. The members of our management team have strong relationships in the oil and gas industry and have operated through numerous commodity price cycles throughout our areas of operations. Members of our management team have spent a significant portion of their respective careers at highly regarded energy and manufacturing companies, such as Exterran Holdings, and have accumulated an average of over 25 years of industry experience.

Well-balanced capital structure with sufficient liquidity. We intend to maintain a capital structure with an appropriate amount of leverage and the financial flexibility to invest in our operations and pursue attractive growth opportunities that we believe will increase the overall earnings and cash flow generated by our business. As of March 31, 2015, on a pro forma basis after giving effect to the spin-off and the related financing transactions, we would have had access to approximately $335.7 million of available borrowings under our revolving credit facility. In addition, as of March 31, 2015, we would have had approximately $51.5 million of cash and cash equivalents on hand on a pro forma basis.

Business Strategies

We intend to continue to capitalize on our competitive strengths to meet our customers' needs through the following key strategies:

Strategically grow our business to generate attractive returns to our shareholders. Our primary strategic focus involves the growth of our business through expanding our product and services offerings and growing our customer base, as well as targeting redevelopment opportunities in the U.S. energy market and expansions into new international markets benefiting from the global energy infrastructure build-out. Our diverse product and service portfolio allows us to readily respond to changes in industry and economic conditions. We believe our global footprint allows us to provide the prompt product availability our customers require, and we can construct projects in new locations as needed to meet customer demand. We have the ability to readily deploy our capital to construct new or supplemental projects that we build, own and operate on behalf of our customers through our contract operations business. In addition, we seek to provide our customers with integrated infrastructure solutions by combining product and service offerings across our businesses. As an independent company, we plan to supplement our organic growth with select acquisitions in key markets to further enhance our geographic reach, product offerings and other capabilities. We believe acquisitions of this nature will allow us to generate incremental revenues from existing and new customers and obtain greater market share.

hazardous substances or other regulated wastes was not under our control. These properties and the materials released or disposed thereon may be subject to various laws that could require us to remove or remediate historical property contamination, or to perform certain operations to prevent future contamination. We are not currently under any order requiring that we undertake or pay for any cleanup activities. However, we cannot provide any assurance that we will not receive any such order in the future.

The clear trend in environmental regulation is to place more restrictions on activities that may affect the environment, and thus, any changes in these laws and regulations that result in more stringent and costly waste handling, storage, transport, disposal, emission or remediation requirements could have a material adverse effect on our results of operations and financial position.

Employees

As of June 30, 2015, we had approximately 7,000 employees. Many of our employees outside of the United States are covered by collective bargaining agreements. We and Exterran Holdings generally consider our relationships with our employees to be satisfactory.

Legal Proceedings

We are subject to various legal proceedings and claims arising in the ordinary course of our business. Our management does not expect the outcome of any of these known legal proceedings, individually or collectively, to have a material adverse effect on our financial condition or results of operations.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In connection with the spin-off, we intend to enter into several agreements with Archrock to define our ongoing relationship with Archrock after the spin-off. These agreements will, among other things, allocate responsibility for obligations arising before and after the distribution date, including, among others, obligations relating to our employees, various transition services and taxes. In addition, we intend to enter into a supply agreement and related storage agreements on arm's length terms that, among other things, will set forth the terms under which we will provide Archrock and Archrock Partners with fabricated equipment. We also expect to enter into a services agreements with Archrock on arm's length terms that will set forth the terms under which we and Archrock will provide each other with installation, start-up, commissioning and other services. For more information about those agreements with Archrock, please read "Relationship with Archrock After the Spin-Off."

Related Person Transactions Policies and Procedures

We expect that our board of directors will adopt a policy, which will be made available on our website on or prior to the distribution date, providing for the review by the Audit Committee of our Board of Directors of any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) we (or any of our subsidiaries) are a participant and (3) any of our directors, executive officers, or greater than 5% shareholders, or any of their immediate family members, has or will have a material direct or indirect interest. We expect that the Audit Committee would approve or ratify only those transactions that it determines in good faith are in, or are not inconsistent with, the best interests of us and our shareholders. We refer to any such transaction as a related person transaction. In addition to this policy, our Code of Business Conduct, which will be available on our website on or prior to the distribution date, will have specific provisions addressing actual and potential conflicts of interest. Our Code of Business Conduct will provide that no director, officer or employee may use or attempt to use his or her position at the company, or his or her relationship with the company, to obtain any personal benefit for himself or herself or for any other person and will require appropriate disclosures of potential conflicts of interest.

Archrock for the portion of the payment received from Archrock that has been cured by the payment from PDVSA Gas. Archrock's contingent payment obligation will expire upon the earliest to occur of (a) the payment period following the testing period for the quarter ending March 31, 2017, (b) the contingent payment amount being reduced to zero and (c) the occurrence of a corporate change (as defined in our 2015 stock incentive plan).

Pursuant to the terms of the separation and distribution agreement, we will acquire all rights and interests in and title to the "Exterran" name and trademarks. Archrock will be required to discontinue all use of the "Exterran" name and trademarks as promptly as practicable and will be prohibited from using such name and trademarks beyond the 180-day period following the completion of the spin-off.

The separation and distribution agreement will also govern the treatment of aspects relating to indemnification, insurance, confidentiality and cooperation.

The separation and distribution agreement will specify those conditions that must be satisfied or waived by Exterran Holdings prior to the distribution. In addition, Exterran Holdings will have the right to determine the date and terms of the distribution, and will have the right, at any time until completion of the distribution, to determine to abandon or modify the distribution and to terminate the separation and distribution agreement.

Tax Matters Agreement

Prior to the spin-off, we and Archrock will enter into a tax matters agreement that will govern our respective rights, responsibilities, and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and certain other matters regarding taxes.

Our obligations under the tax matters agreement are not limited in amount or subject to any cap. Further, even if we are not responsible for tax liabilities of Archrock and its subsidiaries under the tax matters agreement, we nonetheless could be liable under applicable tax law for such liabilities if Archrock were to fail to pay them. If we are required to pay any liabilities under the circumstances set forth in the tax matters agreement or pursuant to applicable tax law, the amounts may be significant.

The tax matters agreement also will require us and Archrock to comply with the representations made to legal counsel in connection with the Tax Opinion, and will contain restrictions on our ability (and the ability of any member of our group) to take, or fail to take, actions that could cause the spin-off to fail to qualify as a tax-free reorganization for U.S. federal income tax purposes, including entering into any transaction or series of transactions as a result of which any person or group of persons would acquire or have the right to acquire from us or holders of our stock amounts of our stock greater than certain threshold amounts, or issuing our stock in an offering in amounts greater than certain threshold amounts. Certain of these restrictions will apply for the two-year period after the distribution, unless we obtain a private letter ruling from the IRS or a written opinion of a nationally recognized law firm that such action will not cause the distribution or certain related transactions to fail to qualify as tax-free transactions for U.S. federal income tax purposes. Notwithstanding receipt of such ruling or opinion, in the event that such action causes the distribution or certain related transactions to fail to qualify as a tax-free transaction for U.S. federal income tax purposes, we could be responsible for taxes arising therefrom.

Under the tax matters agreement and subject to certain exceptions, we generally will be liable for, and will indemnify Archrock against, taxes attributable to our business, and Archrock generally will be liable for, and will indemnify us against, all taxes attributable to its business. We generally will be liable for, and will indemnify Archrock against, 50% of certain taxes that are not clearly attributable to our business or Archrock's business.

Employee Matters Agreement

Prior to the distribution, Archrock will enter into an employee matters agreement with us. The employee matters agreement will allocate the liabilities and responsibilities between Archrock and

Exterran Corporation relating to employee compensation and benefit plans and programs, including the treatment of retirement, health and welfare plans and equity and other incentive plans and awards. The key provisions of the employee matters agreement will include the following:

Equity Award Adjustments.

- *Stock Options.* Immediately prior to the distribution, each outstanding Archrock Option that was granted prior to calendar year 2015, whether vested or unvested, will be split into two options, consisting of an adjusted Archrock Option and an Exterran Corporation Option. Each Archrock Option that was granted on or after January 1, 2015 and is held by an Exterran Corporation Employee will be converted solely into an Exterran Corporation Option. Each Archrock Option that was granted on or after January 1, 2015 and that is held by an Archrock Employee will be adjusted to cover Archrock shares. However, each Archrock Option that is intended to qualify as an "incentive stock option" (within the meaning of Section 422 of the Code), whether granted during or prior to 2015, and that is held by an Archrock Employee or Exterran Corporation Employee who elected, prior to the distribution, to preserve the tax treatment of their Archrock incentive stock options, will be converted solely into an option denominated in shares of common stock of such employee's post-distribution employer. In addition, notwithstanding the foregoing, each Archrock Option held by an individual who, as of the effective time of the distribution, is a former employee or other service provider of Exterran Corporation or Archrock (or their respective affiliates) will be adjusted solely into an Archrock Option covering Archrock shares.

- *Restricted Stock, Restricted Stock Units and Performance Units.* Immediately prior to the distribution, each Archrock Stock Award that was granted prior to calendar year 2015 will be split into two awards, consisting of an Archrock Stock Award and an Exterran Corporation Stock Award. Each Archrock Stock Award that was granted in calendar year 2015 and that is held by an Exterran Corporation Employee will be converted into an Exterran Corporation Stock Award covering Exterran Corporation shares. Each Archrock Stock Award that was granted in calendar year 2015 and that is held by an Archrock Employee will be adjusted to cover Archrock shares.

- *General Terms.* Equity awards that are adjusted as described above will generally be subject to the same terms and conditions (including any applicable vesting, performance condition and/or expiration provisions) as applied to the underlying Archrock awards immediately prior to the distribution, subject to certain additional accelerating vesting provisions as described above in "Treatment of Stock-Based Awards."

Cash Incentive Compensation. Our employees and Exterran Holdings employees currently participate in a cash incentive program under which they are eligible to earn performance-based cash incentives. Prior to or in connection with the distribution, our employees will cease to participate in the current cash incentive program. Upon completion of the spin-off, we may maintain a cash incentive program for the benefit of our employees.

Health and Welfare Plans. Generally, Exterran Holdings employees currently participate in health and welfare plans sponsored by us, including but not limited to medical, dental, and life insurance plans. Prior to or in connection with the distribution, Archrock's employees will cease to participate in our health and welfare plans, and Archrock will establish health and welfare plans that are substantially similar to our health and welfare plans for the benefit of its employees.

Equity Plan. Our employees currently participate in equity incentive plans maintained by Exterran Holdings. Prior to the distribution, Exterran Corporation will adopt an equity incentive plan for the benefit of its employees.

401(k) Plan. Certain of our employees currently participate in a 401(k) plan that we sponsor. In connection with the distribution, Archrock Employees will cease to participate in our 401(k) plan, and

Partners with fabricated equipment on an exclusive basis. This supply agreement will have an initial term of two years, extendable for additional one-year terms by mutual agreement of the parties.

Pursuant to the supply agreement, each of Archrock and Archrock Partners will be required to purchase its requirements of newly fabricated compression equipment from us, subject to certain exceptions. In the event that Archrock or Archrock Partners requires, from time to time and in good faith, equipment to be delivered in advance of the anticipated delivery date agreed to among the parties, we may, but will not be required to, accept the revised delivery date. In such case, we may propose a revised order price or alternative delivery date, in which case Archrock or Archrock Partners, as applicable, may accept our revised order price and revised delivery date or, if our proposed price exceeds the initial price or our proposed delivery date is later than the delivery date proposed by Archrock or Archrock Partners, as applicable, acquire the equipment subject to such order from a third party at a price lower than our proposed price and/or with a delivery date no later than the later of our proposed delivery date or Archrock or Archrock Partner's proposed delivery date, as applicable.

In addition, if either Archrock or Archrock Partners acquires a new business that is not party to a firm supply agreement, then Archrock or Archrock Partners, as applicable, shall use its commercially reasonable efforts to order such business's newly fabricated compressor requirements from us. If, however, the new business is already party to a firm supply agreement, then Archrock or Archrock Partners, as applicable, can continue to order such equipment under that existing third-party supply agreement as long as orders for the succeeding twelve month period do not exceed such business's orders for the prior twelve month period.

Each of Archrock and Archrock Partners will have the right to terminate this supply agreement in the event of a force majeure and in certain other circumstances. If our on-time delivery rate over a given 90-day period beginning no earlier than February 1, 2016 is less than 95% and we fail to improve our on-time delivery rate to over 95% in the succeeding 90-day period, then either Archrock or Archrock Partners may terminate the supply agreement. In addition, if the aggregate expense we incur repairing natural gas compressors we fabricate and under warranty over a 90-day period exceeds 2.5% of (i) the total dollar amount of sales of natural gas compressors to Archrock and Archrock Partners for the four most recently completed, non-overlapping 90-day periods, divided by (ii) four (or, prior to the first anniversary of the spin-off, 2.5% of (x) the total dollar amount of sales of natural gas compressors to Archrock and Archrock Partners for each non-overlapping 90-day period since the date of the spin-off, divided by (y) the number of 90-day periods since the date of the spin-off), and we fail to reduce such average cost to less than 2.5% of the average specified above during the succeeding 90-day period, then either Archrock or Archrock Partners may terminate the supply agreement. Each of Archrock and Archrock Partners will also have the right to cancel individual orders under the supply agreement for convenience with forty-five days' notice to us; provided, however, that Archrock or Archrock Partners, as applicable, will pay to us the actual costs incurred in connection with fulfilling such order prior to termination plus 15% of such costs. We will also enter into a storage agreement that, among other things, will establish the terms under which we will provide each of Archrock and Archrock Partners with storage space for equipment purchased under the supply agreement, as well as an additional storage agreement that will establish the terms under which Archrock will provide storage space to us for certain of our equipment.

Services Agreements

In connection with the spin-off, we intend to enter into non-exclusive services agreements with Archrock on arm's length terms that, among other things, will set forth the terms under which we will provide Archrock (or Archrock's customers on its behalf) with engineering, preservation and installation and commissioning services and Archrock will provide us (or our customers on our behalf) with make-ready, parts sales, preservation and installation and commissioning services. These services agreements will continue in effect until terminated by either party on 30 days' written notice.

operational experience in key leadership and director roles make him well qualified to serve as a member of our Board.

Prior to the completion of the spin-off, Mr. William M. Goodyear served on the board of directors of Exterran Holdings since April 2013. Mr. Goodyear served as Executive Chairman of the board of directors of Navigant Consulting, Inc., a specialized, global consulting firm, from May 2000 to June 2014 and as its Chief Executive Officer from May 2000 to February 2012. Prior to December 1999, Mr. Goodyear served as Chairman and Chief Executive Officer of Bank of America Illinois and President of Bank of America's Global Private Bank. Between 1972 and 1999, Mr. Goodyear held a variety of positions with Continental Bank (subsequently Bank of America), specializing in corporate finance, corporate lending, trading and distribution. During his tenure with Continental Bank, Mr. Goodyear managed the bank's European and Asian Operations and served as Vice Chairman of Continental Bank's Board of Directors prior to its 1994 merger with Bank of America. Mr. Goodyear is a member of the board and chairman of the audit committee of Enova International, Inc., a multinational provider of online financial services to individual consumers. He is also a member of the Board of Trustees of the University of Notre Dame and the Museum of Science and Industry—Chicago and serves as Chairman of the Rush University Medical Center. Mr. Goodyear received a B.B.A. from the University of Notre Dame and an M.B.A. from the Amos Tuck School of Business at Dartmouth College.

As the former Chief Executive Officer and former Executive Chairman of the Board of Navigant Consulting, Inc., Mr. Goodyear has significant business consulting experience, including with operational, risk management, financial, regulatory and dispute advisory services. As a former chief executive officer, he also has significant experience in management and business strategy, and as a former public company chairman he is familiar with a full range of board functions. We believe Mr. Goodyear's experience and leadership skills make him well qualified to serve as a member of our Board.

Prior to the completion of the spin-off, Mr. John P. Ryan served on the board of directors of Exterran Holdings since April 2013. Mr. Ryan previously served as President and Chief Executive Officer of Dresser, Inc., a global provider of flow control products, measurement systems and other infrastructure technologies to the oil and gas and power generation industries, from May 2007 until February 2011. Mr. Ryan was President and Chief Operating Officer of Dresser, Inc. from December 2004 to June 2007. From 1987 to 2004, Mr. Ryan was employed by Dresser Wayne where he served as President from 1996 to 2004 and as Vice President from 1991 to 1996. Mr. Ryan also currently serves as a director of Hudson Products, Inc., a company engaged in the design, manufacture and servicing of heat transfer equipment for the petroleum, chemical, gas processing and electric utility industries; Wayne Fueling Systems, Inc., a privately-held global supplier of fuel dispensers, payment terminals and other measurement and control solutions to the retail and commercial fueling industry; and The Village of Hope, a non-profit organization. He served on the board of directors of FlexEnergy, LLC, a provider of oil field turbine generators and environmental solutions for power generation, landfill gas and digester gas applications, from January 2012 to April 2013. Mr. Ryan received a B.A. from Villanova University.

Mr. Ryan has relevant industry and functional experience, including a combination of commercial, operational, and financial skills. As the former chief executive officer of Dresser, Inc., Mr. Ryan has significant international experience and energy industry knowledge. With an early career in engineering, manufacturing and sales, Mr. Ryan also brings a thorough understanding of these disciplines. For these reasons, we believe Mr. Ryan is well qualified to serve as a member of our Board.

Prior to the completion of the spin-off, Mr. Christopher T. Seaver served on the board of directors of Exterran Holdings since October 2008. Prior to joining the Exterran Holdings board, Mr. Seaver served as Chairman of the board of directors of Hydril Company, an oil and gas service company specializing in pressure control equipment and premium connections for casing and tubing from 2006 various positions at GE Aviation from 1996 to 2001. Mr. Way studied Mechanical Engineering and graduated from the technical leadership program with Lucas Industries in Wales, U.K.

Mr. Way's almost two decades of experience with General Electric in a variety of leadership roles, including with GE Oil & Gas as a provider of oil and gas equipment and services has provided him with worldwide and broad industry experience and a deep understanding of operational opportunities and challenges. Mr. Way's business judgment, management experience and leadership skills are highly valuable in assessing our business strategies and accompanying risks. We believe that this experience, Mr. Way's industry and customer relationships and the knowledge and perspective he will bring as our President and Chief Executive Officer, will make Mr. Way well qualified to serve as a member of our Board.

Prior to completion of the spin-off, Ms. Ieda Gomes Yell served on the board of directors of Exterran Holdings since April 2015. Ms. Gomes has served as the Managing Director of Energix Strategy Ltd., an independent oil and gas consultancy firm, since October 2011. Before forming Energix, Ms. Gomes served in a number of positions with BP plc and its subsidiaries from 1998 to 2011, including as President of BP Brazil, Vice President of Regulatory Affairs and Vice President of Market Development at BP Solar and Vice President of Pan American Energy. From 1995 until 1998, Ms. Gomes held a number of positions with Companhia de Gás de São Paulo, or Comgás, a Brazilian natural gas distributor, before being named President and Chief Executive Officer. Ms. Gomes is currently a non-executive director and member of the Audit and Risk and Strategic Committees at Bureau Veritas SA, a global provider of testing, inspection and certification services; a director and Chair of the Corporate Governance Committee at InterEnergy Holdings, a private power production company; a Councillor of the Brazilian Chamber of Commerce in Great Britain, a not-for-profit organization; a founding director of WILL Latam—Women in Leadership in Latin America, a not-for-profit organization; a member of the advisory board of Crystol Energy, an independent consultancy and advisory firm; and a member of the advisory board of Comgás and of the Infrastructure Department of the São Paulo Federation of Industries. Ms. Gomes is a senior visiting research fellow at the Oxford Institute of Energy Studies in the United Kingdom and Fundação Getúlio Vargas Energia in Brazil and serves as the independent chair of British Taekwondo. Ms. Gomes received her B.S. in Chemical Engineering from the University of Bahia, Brazil, an MSc. in Environmental Engineering from the Polytechnic School of Lausanne, Switzerland and an MSc. in Energy from the University of Sao Paulo, Brazil.

Throughout her career, Ms. Gomes has cultivated extensive experience in developing projects, restructuring energy businesses and advising domestic and international oil and gas companies in a variety of operational and governance matters, including developing business strategies, navigating international markets and creating growth, which we believe make her well qualified to serve as a member of our Board.

Executive Officers

Mr. Andrew J. Way will serve as our President and Chief Executive Officer following the spin-off. Information concerning the business experience of Mr. Way is provided under the heading "—Board of Directors" above.

Mr. Jon C. Biro will serve as our Senior Vice President and Chief Financial Officer following the spin-off. Mr. Biro has served as Senior Vice President and Chief Financial Officer of Exterran Holdings since September 2014 and as Senior Vice President and Director of Exterran GP LLC, the managing general partner of Exterran Partners, L.P., since October 2014. Prior to joining Exterran Holdings, Mr. Biro served as Executive Vice President and Chief Financial Officer of Consolidated Graphics, Inc., a commercial printer, from January 2008 to January 2014. Mr. Biro served in various positions at ICO, Inc., an oilfield services provider and manufacturer of specialty resins, from 1994 to 2008, including as Chief Financial Officer and Treasurer from April 2002 to January 2008. Prior to joining

Key Employees

The following table shows information about certain key members of our management team who will report to our President and Chief Executive Officer following the completion of the spin-off:

Name	Age	Position
Christine M. Michel	51	Senior Vice President, Global Human Resources and Communications
Valerie L. Banner	60	Vice President, General Counsel and Secretary

Ms. Christine M. Michel will serve as our Senior Vice President, Global Human Resources and Communications following the spin-off. Ms. Michel has served as Senior Vice President, Global Human Resources and Communications of Exterran Holdings since June 2009. Prior to joining Exterran Holdings, Ms. Michel served in a number of positions of increasing responsibility for Ford Motor Company since 1997, including as Executive Director, Human Resources, The Americas and Corporate Staffs; Executive Director, Global Compensation and Benefits; HR Manager, Corporate Finance; and HR Manager, Ford of Hungary. Ms. Michel received a B.S. in accounting and an M.B.A. from the University of Iowa.

Ms. Valerie L. Banner will serve as our Vice President, General Counsel and Secretary. Ms. Banner has served as Associate General Counsel of Exterran Holdings since June 2008 and as special counsel from August 2007 to June 2008. Prior to the merger of Hanover and Universal in August 2007, she served Universal as special counsel since December 2000, and served as Senior Vice President, General Counsel and Secretary from June 1998 through December 2000. Prior to joining Universal, Ms. Banner served as counsel for several publicly traded companies and was in private practice, having begun her career as an associate with Andrews & Kurth LLP. Ms. Banner also served as an officer and director of certain other Exterran Holdings majority-owned subsidiaries. Ms. Banner received a B.B.A. from Southern Methodist University and a J.D. from the University of Texas.

Committees of Our Board of Directors

Upon completion of the spin-off, the committees of our board of directors are expected to consist of an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. Each of the Committees will be comprised entirely of independent nonmanagement directors.

Audit Committee. The Audit Committee will be responsible for overseeing (a) the integrity of our financial statements, (b) our compliance with legal and regulatory requirements, (c) the independent auditor's qualifications and independence, and (d) the performance of our internal auditor and independent auditor. The Audit Committee will be directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm. The committee, among other things, will also review and discuss our financial statements with management and the independent registered public accounting firm.

Upon the commencement of the listing of our common stock, the Audit Committee is expected to consist of William M. Goodyear, Christopher T. Seaver and John P. Ryan. Subject to final determination by our board of directors, we believe that each of them will qualify as an independent director according to the rules and regulations of the SEC and the NYSE with respect to audit committee membership. We also believe, subject to final determination by our board of directors, that each of Messrs. Goodyear and Seaver will qualify as an "audit committee financial expert," as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors will adopt a written charter for the Audit Committee in connection with the spin-off, which will be available on our corporate website upon the completion of the spin-off.

Compensation Committee. The Compensation Committee will have overall responsibility for our officer compensation plans, policies and programs and will have the authority to engage and terminate discussed above under "How Exterran Holdings Determines Executive Compensation," and also reviewed share utilization with respect to the Exterran Holdings 2013 Plan, potential overhang and burn rate under various award scenarios. As shown in the Grants of Plan-Based Awards Table for 2014 below, Mr. Schlanger received a mix of stock options, restricted stock, performance units and Exterran Partners phantom units (awarded by Exterran Partners' compensation committee) and Messrs. Muck and Werner received restricted stock and performance units. The Exterran Holdings 2014 LTI Award for Mr. Biro consisted of a new hire grant comprised entirely of restricted stock. Mr. Way was not employed by us or Exterran Holdings during 2014 and, accordingly, did not receive any LTI Awards during 2014.

Exterran Holdings 2014 Performance Units. The performance units awarded to the Named Executive Officers (other than Mr. Biro) in 2014 (the "Exterran Holdings 2014 Performance Units") were payable based on Exterran Holdings' EBITDA, as adjusted, achieved during the performance period from January 1, 2014 through December 31, 2014. The potential number of 2014 Performance Units that could be earned ranged from 0% to 150% of the target grant value. The Exterran Holdings 2014 Performance Unit target range for EBITDA, as adjusted, and the results achieved by Exterran Holdings for 2014 as approved by the Exterran Holdings Compensation Committee, were as follows:

	Below Threshold	Threshold	Target	Maximum	Company Performance/ Payout Percentage Achieved
EBITDA, as adjusted (in millions)(1)	<$548	$548	$685	$822	$671
Payout as a percentage of target value	0%	50%	100%	150%	95%

(1) EBITDA, as adjusted, is calculated as net income (loss) excluding income (loss) from discontinued operations (net of tax), cumulative effect of accounting changes (net of tax), income taxes, interest expense (including debt extinguishment costs and gain or loss on termination of interest rate swaps), depreciation and amortization expense, impairment charges, restructuring charges, non-cash gains or losses from foreign currency exchange rate changes recorded on intercompany obligations, expensed acquisition costs and other charges. EBITDA, as adjusted for purposes of the Exterran Holdings 2014 Performance Units, makes further adjustments, in the Exterran Holdings Compensation Committee's discretion, relating to certain items that are generally unusual or non-recurring in nature. EBITDA, as adjusted for purposes of the Exterran Holdings 2014 Performance Units, also reflects the Exterran Holdings Compensation Committee's revised target and range, and Exterran Holdings' results, relating to the acquisitions of assets from MidCon Compression, L.L.C in April and August 2014.

The earned Exterran Holdings 2014 Performance Units vest one-third per year over a three-year period, subject to continued service through each vesting date, and are payable in cash based on the market closing price of Exterran Holdings' common stock on the applicable vesting date. The Exterran Holdings 2014 Performance Units are subject to accelerated vesting as described under "Severance Benefit Agreements and Change of Control Arrangements" below. See the Grants of Plan-Based Awards Table for 2014 below for more information about the Exterran Holdings 2014 Performance Units awarded to our Named Executive Officers.

In connection with the spin-off, we intend to adopt a 2015 Stock Incentive Plan (the "2015 Plan") in order to facilitate the grant of long-term incentives to employees (including our Named Executive Officers and our Chief Executive Officer) and consultants of our company and its affiliates and to our directors and to obtain and retain the services of these individuals, which is essential to our long-term success. We expect that the 2015 Plan will become effective on the date on which it is adopted by our board of directors. For additional information about the 2015 Plan, please see "2015 Stock Incentive Plan" below.

Perquisites.   As in prior years, Exterran Holdings provided limited perquisites during 2014. Certain of our Named Executive Officers were entitled to a taxable benefit of tax preparation and planning services. Certain employees who are asked to relocate receive an expatriate compensation package, which generally includes assistance with housing and education expenses and, where applicable, a hardship premium. Exterran Holdings' policies prohibit tax gross-ups on perquisites, other than gross-ups provided pursuant to an expatriate tax equalization plan, policy or arrangement.

Severance Benefit Agreements and Change of Control Arrangements

Severance Benefit and Change of Control Agreements.   As of December 31, 2014, Exterran Holdings was party to severance benefit agreements and change of control agreements with each of Messrs. Biro, Schlanger and Muck. Neither Mr. Way nor Mr. Werner was a party to a severance benefit agreement or change of control agreements with Exterran Holdings during 2014. However, Mr. Werner entered into severance benefit and change of control agreements with Exterran Holdings in February 2015, and Mr. Way entered into such agreements upon his commencement of employment with Exterran Holdings in July 2015.

The Exterran Holdings Compensation Committee believes these types of agreements are a customary part of executive compensation and, therefore, necessary to attract and retain executive talent. The change of control agreements are structured as "double trigger" agreements. In other words, the change of control alone does not trigger benefits; rather, benefits are paid only if the executive incurs a qualifying termination of employment within 18 months following a change of control.

We anticipate entering into new severance benefit agreements and change of control agreements with some or all of our Named Executive Officers effective as of the spin-off. Each severance benefit agreement and change of control agreement with our Named Executive Officers is expected to be substantially similar to the severance benefit agreements and change of control agreements between our Named Executive Officers and Exterran Holdings prior to the spin-off. Any Named Executive Officer who does not enter into a new severance benefit agreement and change of control agreement with us may retain the rights set forth in his existing severance benefit and change of control agreements.

See "*Information Regarding Executive Compensation—Potential Payments upon Termination or Change of Control*," below, for a description of the terms of the change of control agreements and the severance benefit agreements, as well as estimates of the potential payouts under those agreements.

Equity Plans.   The Exterran Holdings, Inc. Amended and Restated 2007 Stock Incentive Plan (the "Exterran Holdings 2007 Plan"), the Exterran Holdings 2013 Plan and the Partnership Plan each permit, and we expect that the 2015 Plan will permit, the accelerated vesting of outstanding equity awards upon a change of control. The outstanding award agreements for awards granted to employees under the Exterran Holdings 2007 Plan provide that, only the portion of the award scheduled to vest within the 12 months following a change of control will vest upon the change of control, with the remainder of the award continuing to vest as per the original vesting schedule, unless a change of control is followed by a qualifying termination of employment (in which case the award will vest in full upon such termination). The outstanding award agreements for awards granted to employees under the Partnership Plan prior to March 2014 provide for full accelerated vesting of the award upon a change of control. In March 2014, Exterran Holdings determined to eliminate any single-trigger accelerated vesting with respect to future equity awards in order to incentivize its employees to remain in employment following a change of control. The award agreements for all awards granted to employees under the Exterran Holdings 2013 Plan and the Partnership Plan during or after March 2014 do not provide for accelerated vesting upon a change of control unless the grantee incurs a qualifying termination of employment within eighteen months following the change of control (in which case the award will vest in full upon such termination). See "*Information Regarding Executive Compensation—*

136

(2) "Cause" and "Good Reason" are defined in the severance benefit and change of control agreements with Exterran Holdings.

(3) If the executive had been terminated without Cause or resigned with Good Reason on December 31, 2014, under his severance benefit agreement his cash severance would consist of (i) the sum of his base salary and his target annual incentive bonus (calculated as a percentage of his annual base salary for 2014), plus (ii) his target annual incentive bonus (calculated as a percentage of his annual base salary for 2014).

(4) If the executive had been subject to a Change of Control followed by a Qualifying Termination (as defined in the change of control agreements with Exterran Holdings) on December 31, 2014, under his change of control agreement his cash severance would consist of (i) two times the sum of his base salary and his target annual incentive bonus (calculated as a percentage of his annual base salary for 2014), plus (ii) his target annual incentive bonus (calculated as a percentage of his annual base salary for 2014).

(5) The amounts in this row represent the value of the accelerated vesting of the executive's unvested, in-the-money options to purchase Exterran Holdings' common stock, based on the December 31, 2014 market closing price of Exterran Holdings' common stock.

(6) The amounts in this row represent the value of the accelerated vesting of the executive's unvested restricted stock, based on the December 31, 2014 market closing price of Exterran Holdings' common stock.

(7) The amounts in this row represent the value of the accelerated vesting of the executive's unvested Exterran Partners phantom units, based on the December 31, 2014 market closing price of Exterran Partners' common units.

(8) The amounts in this row represent the value of the accelerated vesting of the executive's unvested performance awards, based on the December 31, 2014 market closing price of Exterran Holdings' common stock.

(9) The amounts in this row represent each Named Executive Officer's right to the payment, as applicable, of (i) medical benefit premiums for a one-year period in the event of a termination without Cause or voluntary resignation for Good Reason, or (ii) medical benefit premiums and Exterran Holdings contributions under the 401(k) Plan and deferred compensation plan for a two-year period in the event of a change of control followed by a Qualifying Termination. For Mr. Schlanger, this amount includes a gross-up with respect to Exterran Holdings contributions under the 401(k) Plan and deferred contribution plan to account for any federal or state taxes due on such amounts, as provided under his change of control agreement, which predates implementation of Exterran Holdings' 2009 policy prohibiting tax gross-ups on income attributable to future change of control agreements and other executive benefit agreements. See the discussion under "*Change of Control Agreements,*" above, for more information on this policy.

(10) Because Mr. Werner entered into a severance benefit agreement and change of control agreement with Exterran Holdings effective as of February 2, 2015, he would not have been entitled to receive any cash severance or continued benefits under such agreements had he been terminated on December 31, 2014.

2015 Stock Incentive Plan

In connection with the spin-off, we expect to adopt the Exterran Corporation 2015 Stock Incentive Plan, or the 2015 Plan, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The 2015 Plan will also govern awards granted under the Exterran Holdings 2007 Plan and the Exterran Holdings 2013

Plan which are adjusted into awards denominated in our common stock in accordance with the terms of the Employee Matters Agreement and/or actions taken by our board of directors or the Exterran Holdings board of directors (each, an "Adjusted Award"), as described under the section above entitled "The Spin-Off—Treatment of Stock-Based Awards." The material terms of the 2015 Plan, as it is currently contemplated, are summarized below.

Effectiveness and Term

The 2015 Plan will become effective on the date on which it is approved by our shareholder. Awards may only be granted under the 2015 Plan for ten years from its effective date. The 2015 Plan will remain in effect until all awards granted thereunder have been vested or forfeited or exercised or expired.

Administration

The 2015 Plan will be administered by the compensation committee of our board of directors or such other committee designated by the board (such compensation committee or other committee, the "Committee"). All members of the Committee must satisfy the independence requirements of the stock exchange on which our common stock is listed. Awards may be granted to individuals subject to Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") only if the Committee is comprised solely of two or more "non-employee directors" within the meaning of Rule 16b-3 of the Exchange Act. Additionally, awards that are intended to constitute "performance-based compensation" within the meaning of Section 162(m) of the Code may only be granted if the Committee is comprised solely of two or more "outside directors" within the meaning of Section 162(m) of the Code.

The Committee may delegate to the board or to one or more committees of the board comprised of one or more independent directors its authority to grant awards to individuals who are not subject to Section 16(b) of the Exchange Act, subject to such limitations and restrictions as the Committee may determine. In addition, the Committee may delegate to the nominating and corporate governance committee of the board the authority to grant non-discretionary, routine awards to directors. However, the Committee may not delegate its authority to grant non-routine, discretionary awards to directors.

The Committee will have full authority, subject to the terms of the 2015 Plan, to make all determinations necessary or advisable for administering the 2015 Plan, including the authority to determine participants, the types and sizes of awards, the timing and price of awards, any vesting conditions applicable to awards, the acceleration or waiver of any vesting restrictions, the forms of award notices, and any rules and regulations necessary or appropriate to administer the 2015 Plan. In addition, the Committee has the authority to interpret the terms of the 2015 Plan and each award notice thereunder.

With respect to any employee, director or consultant who is resident outside of the United States, the Committee may amend or vary the terms of the 2015 Plan to conform such terms to the requirements of applicable non-United States law and to meet the goals and objectives of the 2015 Plan. In addition, the Committee may establish administrative rules and procedures to facilitate the operation of the 2015 Plan in such non-United States jurisdictions. The Committee may establish one or more sub-plans for these purposes.

Eligibility

Employees and consultants of us and our affiliates, as well as members of our board who are not also employees, will be eligible to participate in the 2015 Plan. Holders of Adjusted Awards will also be eligible to participate in the 2015 Plan.

Number of Shares Subject to the 2015 Plan, Share Counting and Award Limits

The maximum number of shares of our common stock that will be available for issuance under the 2015 Plan is the sum of (i) the number of shares that may be issuable upon exercise or vesting of the Adjusted Awards, and (ii) [   ] shares. Shares subject to awards that expire or are cancelled, forfeited, settled in cash or otherwise terminated will again become available for future awards under the 2015 Plan. Notwithstanding the foregoing, the following shares may not be added back to the shares available for issuance under the 2015 Plan: shares of common stock tendered or withheld to satisfy tax withholding obligations with respect to an award or to pay the exercise price of an option; shares of common stock subject to a stock appreciation right that are not issued in connection with the stock settlement thereof; or shares of common stock purchased on the open market with cash proceeds from the exercise of options. In addition, awards granted under the 2015 Plan in connection with a corporate transaction in assumption of or substitution for outstanding equity awards previously granted by another entity in the transaction will not reduce the shares of common stock authorized for issuance under the 2015 Plan.

The following limits have been established under the 2015 Plan:

- The maximum number of shares that may be issued as incentive stock options may not exceed 2,000,000 shares.

- The maximum number of shares of common stock that may be subject to awards granted to any one individual during any twelve-month period may not exceed 1,500,000 shares.

- The maximum amount of cash compensation that may be paid under awards intended to qualify as "performance-based compensation" under Section 162(m) of the Code granted to any one individual during any twelve-month period may not exceed $7,500,000.

- The maximum value, determined as of the date of grant under applicable accounting standards, of awards granted to any director for services as a director during any twelve-month period may not exceed $500,000.

Except with respect to the limit on shares issued as incentive stock options described above, Adjusted Awards will not count toward the foregoing limits.

Types of Awards

Awards under the 2015 Plan may consist of options, stock appreciation rights, restricted stock, restricted stock units, performance awards, other stock-based awards and dividend equivalents, each as described below.

Options.

Stock options entitle the participant to purchase shares of our common stock at a specified price. Other than with respect to Adjusted Awards, options must have an exercise price that is at least the fair market value of our common stock on the date of grant (or 110% of the fair market value with respect to incentive stock options granted to participants who hold more than 10% of our stock). Options may be either incentive stock options that comply with the requirements of Section 422 of the Code or non-qualified stock options that do not comply with such requirements. Incentive stock options may only be granted to employees. An option's term may not be longer than ten years (or five years in the case of incentive stock options granted to participants who hold more than 10% of our stock). The aggregate fair market value of the shares of common stock with respect to which incentive stock options are exercisable for the first time by an individual in any one calendar year may not exceed $100,000.

The award notice will specify the acceptable method(s) for payment of the exercise price of an option, which may include (a) cash, (b) a check acceptable to us, (c) the delivery of shares (including shares otherwise issuable pursuant to the option or shares that have been held by the participant for such period of time as required by the Committee in its discretion) with a fair market value equal to such exercise price, (d) by a "cashless broker exercise" through procedures established or approved by the Committee, (e) by any other form of legal consideration acceptable to the Committee, or (f) by any combination of the foregoing. However, no participant will be permitted to pay the exercise price of an option, or continue any extension of payment with respect to the exercise price of an option, with a loan from us or with a loan arranged by us in violation of Section 13(k) of the Exchange Act.

Unless otherwise set forth in the applicable award notice or other written agreement between us or our affiliates and the participant, (i) vested options may be exercised for a period of three months following termination of employment or service (other than a termination for cause, in which case all vested options shall be automatically forfeited upon termination, and (ii) unvested options will automatically terminate upon termination, provided that if such termination is due to the participant's death, disability or retirement, all unvested options will vest in full upon such termination and will remain exercisable for a period of two years following termination.

Restricted Stock

A restricted stock award is a grant of shares of common stock at a per share purchase price determined by the Committee (which may equal zero) that is non-transferable and may be subject to a substantial risk of forfeiture until certain conditions determined by the Committee are met. The restrictions imposed on awards of restricted stock may relate to one or more of the following, as determined by the Committee: (a) the attainment of one or more performance targets based on one or more performance measures; (b) the participant's continued service as an employee, director or consultant for a specified period of time; (c) the occurrence of any event or the satisfaction of any other condition specified by the Committee in its sole discretion; or (d) any combination of any of the foregoing. Each grant of restricted stock may have different restrictions as established in the sole discretion of the Committee.

During the restricted period for any award of restricted stock, the participant will be entitled to voting, dividend and other ownership rights with respect to such shares of restricted stock (except as otherwise described below with respect to restricted stock subject to performance-based vesting conditions). However, unless and until the restrictions lapse or expire, we will retain custody of the restricted stock and the participant may be obligated to forfeit and surrender the shares to us under certain circumstances as determined by the Committee.

Unless otherwise set forth in the applicable award notice or other written agreement between us or our affiliates and the participant, unvested shares of restricted stock will automatically terminate upon termination of employment or service, provided that if such termination is due to the participant's death or disability, all restrictions upon such shares will lapse upon termination (with any applicable performance measures deemed achieved at 100% of target).

Restricted Stock Units

Restricted stock units evidence the right to receive shares (or their equivalent value in cash) that is restricted or subject to forfeiture provisions. The restrictions imposed on restricted stock units may relate to one or more of the following, as determined by the Committee: (a) the attainment of one or more performance targets based on one or more performance measures; (b) the participant's continued service as an employee, director or consultant for a specified period of time; (c) the occurrence of any event or the satisfaction of any other condition specified by the Committee in its sole discretion; or

(d) any combination of any of the foregoing. Each award of restricted stock units may have different restrictions as established in the sole discretion of the Committee.

Unless and until the restrictions have lapsed and the shares have been registered in the participant's name, the participant will not be entitled to vote the shares of common stock underlying the restricted stock units or enjoy any other stockholder rights, and may be required to forfeit the restricted stock units under certain circumstances as determined by the Committee. Upon the lapse of the applicable restrictions or at such times as determined by the Committee and set forth in the award notice (but no earlier than the date on which the restrictions lapse), the participant will receive the shares of stock or will receive a payment equal to the fair market value of the shares of common stock underlying the restricted stock units on the vesting date, less applicable withholding. Settlement of restricted stock units may be in the form of shares of common stock, cash, other equity compensation, or a combination thereof, as determined by the Committee.

Unless otherwise set forth in the applicable award notice or other written agreement between us or our affiliates and the participant, unvested restricted stock units will automatically terminate upon termination of employment or service, provided that if such termination is due to the participant's death or disability, all unvested restricted stock units will become vested upon termination (with any applicable performance measures deemed achieved at 100% of target).

Stock Appreciation Rights

A stock appreciation right is a right to receive a payment, in cash or shares, equal to the excess of the fair market value of the shares subject to such stock appreciation right over the exercise price thereof, less applicable withholding. Stock appreciation rights may be subject to restrictions, and participants may be required to forfeit the stock appreciation rights under certain circumstances, as determined by the Committee. The restrictions imposed on stock appreciation rights may relate to one or more of the following, as determined by the Committee: (a) the attainment of one or more performance targets based on one or more performance measures; (b) the participant's continued service as an employee, director or consultant for a specified period of time; (c) the occurrence of any event or the satisfaction of any other condition specified by the Committee in its sole discretion; or (d) any combination of any of the foregoing. Stock appreciation rights may have different restrictions as established in the sole discretion of the Committee. A stock appreciation right's term may not be longer than ten years.

The exercise price of the stock appreciation rights will be at least the fair market value of the shares of the common stock underlying the stock appreciation rights on the date of grant. Upon the lapse of any applicable restrictions and a participant's subsequent exercise of the stock appreciation rights, the participant will be entitled to receive payment in an amount equal to: (i) the difference between the fair market value of the underlying shares of common stock subject to the stock appreciation rights on the date of exercise and the per share exercise price; times (ii) the number of shares of common stock underlying the stock appreciation rights; less (iii) any applicable withholding taxes. Settlement of stock appreciation rights may be in the form of shares of common stock or cash, or a combination thereof, as determined by the Committee.

Unless otherwise set forth in the applicable award notice or other written agreement between us or our affiliates and the participant, unvested stock appreciation rights will automatically terminate upon termination of employment or service, provided that if such termination is due to the participant's death, disability or retirement, all unvested stock appreciation rights will become vested upon termination (with any applicable performance measures deemed achieved at 100% of target).

Performance Awards

Performance awards entitle participants to receive a payment, in cash or shares, upon the attainment of specified performance measures. The Committee will establish, with respect to and at the time of each performance award, the maximum value or the maximum number of shares of common stock, as applicable, of the performance award and the performance period over which the performance will be measured. In addition, the Committee will determine whether performance awards are intended to constitute qualified performance-based compensation under Section 162(m) of the Code, in which case the award shall be subject to such limitations, terms and conditions necessary to comply with the requirements of Section 162(m) of the Code and qualify as performance-based compensation. Section 162(m) of the Code is discussed in more detail below.

A performance award will be contingent upon our future performance or the future performance of any of our affiliates, or a division or department of us or any of our affiliates during the performance period. With respect to any performance award intended to qualify as performance-based compensation under Section 162(m) of the Code, either (a) prior to the beginning of the performance period or (b) within 90 days after the beginning of the performance period if the outcome of the performance targets is substantially uncertain at the time such targets are established, but not later than the date that 25% of the performance period has elapsed, the Committee will, in writing, (i) select the performance measures applicable to the performance period, and (ii) establish the performance targets and amounts of performance awards, as applicable, which may be earned for the performance period.

The vesting of the performance award will be based upon one or more of the following, as determined by the Committee: (a) the attainment of one or more performance targets based on one or more performance measures; (b) the participant's continued service as an employee, director or consultant for a specified period of time; (c) the occurrence of any event or the satisfaction of any other condition specified by the Committee in its sole discretion; or (d) any combination of any of the foregoing. However, the vesting of any performance award that is intended to qualify as performance-based compensation under Section 162(m) of the Code will be based solely on (i) to the extent required by Section 162(m)(4) of the Code, the participant's continued service as an employee, director or consultant through the applicable performance period, and (ii) the attainment of one or more performance targets based on one or more performance measures.

In order to constitute qualified performance-based compensation under Section 162(m) of the Code, in addition to certain other requirements, the relevant amounts must be payable only upon the attainment of pre-established, objective performance targets based on one or more performance measures set by the Committee and linked to stockholder-approved performance criteria. The performance measures that may be used include the following: (a) the price of a share of common stock; (b) earnings per share; (c) market share; (d) sales; (e) net income (before or after taxes); (f) cash flow return on investment and/or cash value added; (g) earnings before or excluding interest, taxes, depreciation, amortization or any other items designated by the Committee; (h) earnings before or excluding interest, taxes or any other items designated by the Committee; (i) economic value added; (j) return on stockholders' equity; (k) return on capital (including return on total capital or return on invested capital); (l) total stockholders' return; (m) working capital; (n) selling, general and administrative expense; (o) gross margin and/or gross margin percent; (p) operating margin and/or operating margin percent, (q) revenue; (r) revenue growth or product revenue growth; (s) pre-tax or after-tax income or loss (before or after allocation of corporate overhead and bonus); (t) net earnings or loss; (u) return on assets or net assets; (v) attainment of strategic and operational initiatives; (x) gross profits; (y) comparisons with various stock market indices; (z) reductions in cost; (aa) improvement in or attainment of expense levels or working capital levels; (bb) year-end cash; (cc) debt reduction; (dd) free cash flow, operating cash flow, and/or working cash flow; (ee) quality metrics; (ff) employee satisfaction; (gg) implementation or completion of projects and processes;

(hh) customer satisfaction; (ii) budget management; (jj) debt covenant leverage ratios; and (kk) financing.

A performance target based on any one or more performance measures may be absolute or relative to (i) one or more other companies, (ii) one or more indexes or (iii) to one or more prior year's performance. Further, a performance target may be based on the performance of Exterran Corporation or any business unit of Exterran Corporation designated by the Committee. In addition, a performance target based on any one or more performance measures may be subject to objectively determinable adjustments, including one or more of the following items or events: (i) items related to changes in accounting standards (including changes required by the Financial Accounting Standards Board); (ii) items relating to financing activities; (iii) expenses for restructuring or productivity initiatives; (iv) other non-operating items; (v) items related to acquisitions; (vi) items attributable to the business operations of any entity acquired by us during the performance period; (vii) items related to the disposal of a business or segment of a business; (viii) items related to discontinued operations that do not qualify as a segment of a business under applicable accounting standards; (ix) items attributable to any stock dividend, stock split, combination or exchange of stock occurring during the performance period; (x) any other items of significant income or expense which are determined to be appropriate adjustments; (xi) items relating to unusual or extraordinary corporate transactions, events or developments, (xii) items related to amortization of acquired intangible assets; (xiii) items that are outside the scope of our core, on-going business activities; (xiv) items related to acquired in-process research and development; (xv) items relating to changes in tax laws; (xvi) items relating to major licensing or partnership arrangements; (xvii) items relating to asset impairment charges; (xviii) items relating to gains or losses for litigation, arbitration and contractual settlements; or (xix) items relating to any other unusual or nonrecurring events or changes in applicable law, accounting principles or business conditions.

Following the end of the applicable performance period, the participant will be entitled to receive payment with respect to the performance award (not exceeding the maximum value or maximum number of shares of common stock, as applicable, of the award) based on the achievement of the performance targets based on one or more performance measures for such period, as determined by the Committee. The Committee must certify in writing that the applicable performance targets based on one or more performance measures were satisfied prior to the payment of any qualified performance-based awards. Payment of a performance award may be made in cash, common stock, stock options, other equity compensation, or a combination thereof, as determined by the Committee. If a performance award covering shares of common stock is paid in cash, payment will be based on the fair market value of a share of common stock on the payment date.

Unless otherwise set forth in the applicable award notice or other written agreement between us or our affiliates and the participant, unvested performance awards will automatically terminate upon termination of employment or service, provided that if such termination is due to the participant's death or disability, all unvested performance awards will become vested upon termination (based on the level of performance determined by the Committee as of the date of termination or, if such performance level has not yet been determined, at 100% of target).

Other Stock Based Awards

Other stock-based awards are awards of shares of our common stock, which may be subject to the attainment of performance targets based on one or more performance measures, continued service requirements, or such other criteria as the Committee determines. The Committee will determine the number or the value of shares subject to such awards. Other stock-based awards may (but are not required to) be granted in lieu of base salary, bonuses, fees or other cash compensation otherwise payable to a participant.

Dividend Equivalents

Dividend equivalents entitle participants to receive the equivalent value (in cash or additional shares) of dividends in respect of other awards held by participants. Dividend equivalents with respect to an award that vests based on the attainment of performance-based objectives that are based on dividends paid prior to the vesting of such award will only be paid to a participant to the extent that the performance-based vesting conditions are subsequently satisfied and the award vests. Additionally, the 2015 Plan provides that dividend equivalents are not payable with respect to options or stock appreciation rights.

Acceleration of Vesting; Award Terms

Subject to certain limitations set forth in the 2015 Plan and to the limitations on the acceleration of awards intended to qualify as performance-based compensation under Section 162(m) of the Code, the Committee may, in its discretion, accelerate the vesting of all or any portion of an outstanding award under the 2015 Plan on such terms and conditions as it determines. The Committee will determine the term of each award; however, in no event may the term of any award exceed a period of ten years (or such shorter period as may be required for incentive stock options).

Transferability

Awards granted under the 2015 Plan generally will not be transferable except (i) by will or the laws of descent and distribution, (ii) pursuant to a qualified domestic relations order, or (iii) if vested, with the consent of the Committee, provided that any such transfer is permitted under the applicable securities laws.

Recapitalizations, Reorganizations and Corporate Changes

If there is any change in the common stock by reason of a stock split, consolidation, stock dividend, recapitalization, reorganization, merger, spin-off, exchange of shares or other similar event or any distribution to the holders of common stock that would dilute or enlarge the rights of participants (excluding any equity restructuring), the Committee has the discretion to equitably or proportionally adjust the number, kind and price of shares or other securities or property subject to outstanding awards, and may appropriately adjust the share reserve and the award limits under the 2015 Plan. Upon a subdivision, consolidation or payment of a dividend, excluding any equity restructuring, the number of shares subject to and per share purchase price of outstanding awards will be proportionately adjusted. In addition, upon certain non-reciprocal transaction known as "equity restructurings," the Committee will make equitable adjustments to the common stock that may be issued under the 2015 Plan and outstanding awards.

In the event of a corporate change, which includes but is not limited to a merger or the sale or other disposition of all or substantially all of our assets, the Committee has the discretion to take any one or more of the following actions without participant consent whenever it determines that such action is appropriate to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2015 Plan, with respect to awards under the 2015 Plan, or to facilitate the corporate change: (i) provide that outstanding awards will become exercisable or payable or fully vested (with any awards subject to performance measures payable at such levels determined by the Committee), (ii) provide for the termination of outstanding awards in exchange for cash or the replacement of outstanding awards, in either case, with an aggregate value equal to the amount that would have been attained upon the exercise of such awards or the realization of the participant's rights, (iii) equitably or proportionally adjust the number and type of shares or other securities or property subject to, and/or the terms and conditions of, outstanding awards, or (iv) provide for the assumption or substitution of outstanding awards, with appropriate adjustments in the number and kind of shares and prices. Notwithstanding the foregoing, if an award notice provides for more favorable treatment in connection with a corporate change than the treatment that would otherwise apply to an award under the 2015 Plan, then the terms of the award notice (rather than the terms of the 2015 Plan) will govern the treatment of the award in connection with a corporate transaction.

Amendment and Termination

Our board of directors or the Committee may, in its discretion, terminate the 2015 Plan or alter, modify or amend the 2015 Plan or any part of the 2015 Plan at any time, provided that (i) the board of directors or Committee may not take any action that impairs the rights of any participant with respect to an outstanding award without the consent of the participant, and (ii) stockholder approval will be required for any amendment to the extent necessary to comply with applicable law or the requirements of any securities exchange on which the common stock is then-listed. In addition, stockholder approval will be required to (i) increase the maximum number of shares issuable pursuant to the 2015 Plan, (ii) reduce the exercise price of an outstanding stock appreciation right or option or cancel and replace any outstanding option with an option having a lower exercise price, or (iii) cancel any outstanding option or stock appreciation right in exchange for cash or another award when the per share price of the option or stock appreciation right exceeds the fair market value of the underlying shares of common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Before the distribution, all of the outstanding shares of our common stock are and will be owned beneficially and of record by Exterran Holdings. The following table sets forth information with respect to the expected beneficial ownership of our common stock immediately following completion of the distribution by:

- each shareholder who is expected following the distribution to beneficially own more than 5% of our common stock;

- each executive officer named in the Summary Compensation Table;

- each person expected to serve on our board of directors as of the distribution date; and

- all of our executive officers and directors as a group.

We have based the percentage of class amounts set forth below on each indicated person's beneficial ownership of Exterran Holdings common stock as of June 30, 2015, unless we indicate some other basis for the share amounts, and based on the distribution of one share of our common stock for every two shares of Exterran Holdings common stock outstanding. To the extent our directors and executive officers own unrestricted shares of Exterran Holdings common stock at the time of the distribution, they will participate in the distribution of shares of common stock in the spin-off on the same terms as other holders of Exterran Holdings common stock. Following the spin-off, we will have an aggregate of approximately 34.7 million shares of common stock outstanding, based on the number of shares of Exterran Holdings common stock outstanding on June 30, 2015 and that we expect will remain outstanding on July 22, 2015, the record date for the spin-off. The number of shares beneficially owned by each shareholder, director or officer is determined according to the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. The mailing address for each of the directors and executive officers is c/o Exterran Corporation, 4444 Brittmoore Road, Houston, Texas 77041.

Name of Beneficial Owner	Shares of Common Stock to be Beneficially Owned Before the Spin-Off		Shares of Common Stock Beneficially Owned After the Spin-Off(6)	
	Number	Percent	Number	Percent
Exterran Holdings, Inc.		100%	—	—
Magnetar Financial LLC(1)	—	—	2,990,002	8.7%
BlackRock, Inc.(2)	—	—	2,913,967	8.5%
Dimensional Fund Advisors(3)	—	—	2,855,867	8.3%
The Vanguard Group, Inc.(4)	—	—	2,464,944	7.2%
T. Rowe Price Associates, Inc.(5)	—	—	2,459,061	7.1%
William M. Goodyear	—	—	5,418	*
John P. Ryan	—	—	7,141	*
Christopher T. Seaver	—	—	35,645	*
Mark R. Sotir	—	—	12,529	*
Richard R. Stewart	—	—	1,523	*
Ieda Gomes Yell	—	—	1,726	*
Andrew J. Way	—	—	—	*
Jon C. Biro	—	—	27,139	*
Steven W. Muck	—	—	34,089	*
Daniel K. Schlanger	—	—	117,689	*

Name of Beneficial Owner	Shares of Common Stock to be Beneficially Owned Before the Spin-Off		Shares of Common Stock Beneficially Owned After the Spin-Off(6)	
	Number	Percent	Number	Percent
Christopher T. Werner	—	—	31,697	*
All directors and executive officers as a group	—	—	274,599	*

---

* Less than 1%

(1) Based solely on a review of the Schedule 13G filed jointly by Magnetar Capital Partners LP, on behalf of itself and as sole member of Magnetar Financial LLC, Supernova Management LLC and Alec N. Litowitz on February 17, 2015. The address of Magnetar Capital Partners LP is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(2) Based solely on a review of the Schedule 13G/A filed by BlackRock, Inc. on January 22, 2015. The address of BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055.

(3) Based solely on a review of the Schedule 13G/A filed by Dimensional Fund Advisors LP ("Dimensional") on February 5, 2015. The address of Dimensional is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746.

(4) Based solely on a review of the Schedule 13G filed by The Vanguard Group, Inc. ("Vanguard") on February 11, 2015. The address of Vanguard is 100 Vanguard Blvd., Malvem, Pennsylvania 19355.

(5) Based solely on a review of the Schedule 13G/A jointly filed by T. Rowe Price Associates, Inc. ("Price Associates") and T. Rowe Price Mid-Cap Value Fund, Inc. on February 13, 2015. The address of Price Associates is 100 E. Pratt Street, Baltimore, Maryland 21202.

(6) Includes shares that can be acquired immediately or within 60 days of June 30, 2015 through the exercise of stock options.

DESCRIPTION OF CAPITAL STOCK

Introduction

In the discussion that follows, we have summarized selected provisions of our amended and restated certificate of incorporation and amended and restated bylaws relating to our capital stock that we expect will be in effect at or prior to the completion of the spin-off. This summary is not complete. This discussion is subject to the relevant provisions of Delaware law and is qualified in its entirety by reference to our amended and restated certificate of incorporation and our amended and restated bylaws. You should read the provisions of our amended and restated certificate of incorporation and our amended and restated bylaws as currently in effect for more details regarding the provisions described below and for other provisions that may be important to you. We have filed copies of those documents with the SEC, and they are incorporated by reference as exhibits to the Registration Statement on Form 10 of which this information statement forms a part. Please read "Where You Can Find More Information."

Authorized Capital Stock

Our authorized capital stock consists of shares of common stock and shares of preferred stock, issuable in series.

Each authorized share of common stock has a par value of $0.01. The authorized shares of preferred stock have a par value of $0.01 per share. Immediately following the spin-off, we expect that approximately 34.7 million shares of our common stock will be outstanding, based on the number of shares of Exterran Holdings common stock outstanding as of June 30, 2015, and that we expect will remain outstanding on July 22, 2015, the record date for the spin-off. The actual number of shares of our common stock to be distributed in the spin-off will be determined based on the actual number of shares of Exterran Holdings common stock outstanding as of the record date. Immediately following the spin-off, no shares of our preferred stock will be issued and outstanding.

Common Stock

Each share of our common stock entitles its holder to one vote in the election of each director and on all other matters voted on generally by our shareholders, other than any matter that (1) solely relates to the terms of any outstanding series of preferred stock or the number of shares of that series and (2) does not affect the number of authorized shares of preferred stock or the powers, privileges and rights pertaining to the common stock. No share of our common stock affords any cumulative voting rights. Our board of directors may grant holders of preferred stock, in the resolutions creating the series of preferred stock, the right to vote on the election of directors or any questions affecting our company.

Subject to prior rights and preferences that may be applicable to any outstanding shares of preferred stock, holders of our common stock will be entitled to dividends in such amounts and at such times as our board of directors in its discretion may declare out of funds legally available for the payment of dividends. Any future dividends will be paid at the discretion of our board of directors after taking into account various factors, including:

- general business conditions;
- industry practice;
- our financial condition and performance;
- our future prospects;
- our cash needs and capital investment plans;

- our obligations to holders of any preferred stock we may issue;

- income tax consequences; and

- the restrictions applicable laws and our credit arrangements then impose.

In addition, the terms of the loan agreements, indentures and other agreements we enter into from time to time may contain covenants or other provisions that could limit our ability to pay, or otherwise restrict the payment of, cash dividends. For example, we expect that our debt agreements and the separation and distribution agreement will include restrictions on our ability to pay dividends.

If we liquidate or dissolve our business, the holders of our common stock will share ratably in all our assets that are available for distribution to our shareholders after our creditors are paid in full and the holders of all series of our outstanding preferred stock, if any, receive their liquidation preferences in full.

Our common stock has no preemptive rights and is not convertible or redeemable or entitled to the benefits of any sinking or repurchase fund. All shares of common stock to be distributed in connection with the spin-off will be fully paid and nonassessable.

Preferred Stock

At the direction of our board of directors, without any action by the holders of our common stock, we may issue one or more series of preferred stock from time to time covering up to an aggregate of 50 million shares of preferred stock. Our board of directors can determine the number of shares of each series of preferred stock, the designation, powers, preferences and relative participating, optional or other special rights, if any, and any qualifications, limitations or restrictions applicable to any of those rights, including dividend rights, voting rights, conversion or exchange rights, terms of redemption and liquidation preferences, of each series.

We believe that the ability of our board of directors to issue one or more series of our preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of our preferred stock, as well as shares of our common stock, will be available for issuance without further action by our shareholders, unless such action is required by applicable law or the rules of any stock exchange on which our securities may be listed or traded. If the approval of our shareholders is not required for the issuance of shares of our preferred stock or our common stock, our board of directors may determine not to seek shareholder approval.

Undesignated preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of our company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of preferred stock may adversely affect the rights of our common shareholders. For example, any preferred stock issued may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. In addition, the provision in our amended and restated certificate of incorporation permitting such issuances cannot be amended without approval of holders of a majority of our shares of common stock outstanding. As a result, the issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, may discourage an unsolicited acquisition proposal or bids for our common stock or may otherwise adversely affect the market price of our common stock or any existing preferred stock.

DESCRIPTION OF MATERIAL INDEBTEDNESS

In connection with the spin-off, we entered into a new $750 million credit facility on July 10, 2015 and we will enter into an indenture governing the $400 million of New Senior Notes.

New Credit Facility

In connection with the spin-off, on July 10, 2015, we and EESLP entered into a new $750 million credit facility, or the new credit facility, with Wells Fargo Bank, National Association, as the administrative agent, and various financial institutions as lenders. Our ability to borrow under the new credit facility will be subject to the satisfaction of certain conditions precedent, including the consummation of the spin-off, on or before October 30, 2015 (the date on which those conditions precedent are satisfied is referred to as the "Initial Availability Date"), and the new credit facility will terminate in the event that the Initial Availability Date does not occur on or before October 30, 2015.

The new credit facility will mature on the date that is five years after the Initial Availability Date. We and all of our significant domestic subsidiaries (as defined in the credit agreement) will guarantee EESLP's obligations under the new credit facility. In addition, EESLP's obligations under the new credit facility will be secured by (1) substantially all of our assets and the assets of EESLP and our significant domestic subsidiaries located in the United States, including certain real property, and (2) all of the equity interests of our U.S. restricted subsidiaries (other than certain excluded subsidiaries) and 65% of the voting equity interests in certain of our direct foreign subsidiaries.

EESLP has the ability to borrow in U.S. dollars or Euros under the new credit facility and to request the issuance of letters of credit in an aggregate amount of up to $500 million. Subject to certain conditions, at our request and with the consent of the participating lenders, the total commitments under the new credit facility may be increased from time to time after the Initial Availability Date by an aggregate amount of up to $350 million.

Borrowings under the new credit facility will bear interest at an interest rate equal to, at our option, either the Base Rate or LIBOR (or EURIBOR, in the case of Euro-denominated borrowings) plus the applicable margin. "Base Rate" means the greatest of (a) the prime rate, (b) the federal funds effective rate plus 0.50% and (c) one-month LIBOR plus 1.00%. The applicable margin for borrowings varies (i) in the case of LIBOR loans, from 1.50% to 2.75% and (ii) in the caes of Base Rate loans, from 0.50% to 1.75%, and will be determined based on our total leverage ratio pricing grid. In addition, we will be required to pay (i) ticking fees of 0.30% based on the commitment amounts during the period from and after September 23, 2015 until the earlier of the Initial Availability Date and the termination of the commitments and (ii) from and after the Initial Availability Date, commitment fees based on the daily unused amount of the new credit facility in an amount per annum equal to an applicable percentage, which ranges from 0.25% to 0.50% and is determined based on our total leverage ratio pricing grid.

The credit agreement contains various covenants with which we, EESLP and their respective restricted subsidiaries must comply beginning on the Initial Availability Date, including, but not limited to, limitations on the incurrence of indebtedness, investments, liens on assets, repurchasing equity and making distributions, transactions with affiliates, mergers, consolidations, dispositions of assets and other provisions customary in similar types of agreements. We are required to maintain, on a consolidated basis, minimum interest coverage, maximum total leverage and maximum senior secured leverage ratios, and the credit agreement contains various customary representations and warranties and events of default.

New Senior Notes

On July   , 2015 we priced the offering of $ million aggregate principal amount of   % senior notes due 2022 (the "New Senior Notes") by Exterran Energy Solutions, L.P. and EES Finance Corp., which will become our wholly owned subsidiaries upon the completion of the spin-off. In connection with the spin-off, we expect to transfer the net proceeds of the New Senior Notes issuance to allow Archrock to repay its indebtedness.

The New Senior Notes will mature on   , 2022 and interest will be payable semi-annually in arrears on   and   of each year, beginning on   , 2016. The notes will be guaranteed on a senior unsecured basis by all of our subsidiaries that guarantee the borrowings under the new credit facility and, upon the completion of the spin-off, by us.

We may redeem up to 35% of the New Senior Notes with the net cash proceeds of certain equity offerings at a redemption price of   % of the principal amount, plus accrued and unpaid interest, if any, prior to   , 2018 subject to certain conditions. Prior to   , 2018 we may redeem some or all of the New Senior Notes at a price equal to   % of the principal amount plus a make-whole premium determined pursuant to a formula set forth in the indenture governing the New Senior Notes, plus accrued and unpaid interest. On and after   , 2018 we may redeem all or part of the New Senior Notes at the following prices (as a percentage of principal), plus accrued and unpaid interest, if redeemed during the 12-month period beginning on   of the years indicated below:

Year	Percentage
2018	%
2019	%
2020	%
2021 and thereafter	%

The New Senior Notes are subject to covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to: (1) incur additional debt or issue preferred stock; (2) pay dividends or repurchase equity or subordinated debt; (3) make unscheduled payments on subordinated indebtedness; (4) create liens or other encumbrances; (5) make investments, loans or other guarantees; (6) sell or otherwise dispose of a portion of our assets; (7) engage in transactions with affiliates; and (8) make acquisitions or merge or consolidate with another entity. If the New Senior Notes achieve an investment grade rating from either Moody's or Standard & Poor's, and no default has occured and is continuing, our obligation to comply with certain of these covenants will be terminated.

We and the initial purchasers will enter into the registration rights agreement on or prior to the closing of the New Senior Notes offering. Pursuant to the registration rights agreement, we will agree to file with the SEC the exchange offer registration statement on the appropriate form under the Securities Act with respect to an offer (the "Exchange Offer") to exchange the New Senior Notes for an issue of SEC-registered notes with terms identical to such New Senior Notes, which we refer to as the "exchange notes," except that the exchange notes will not be subject to restrictions on transfer or to any increase in annual interest rate. We will also agree to make additional interest payments, up to a maximum of   % per annum, to holders of the New Senior Notes if we do not comply with such obligation under the registration rights agreement.

This information statement and the Registration Statement on Form 10 of which it is a part shall not be deemed an offer to sell or a solicitation of an offer to buy the New Senior Notes.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form 10 under the Exchange Act relating to the common stock being distributed in the spin-off. This information statement forms a part of that registration statement but does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information relating to us and the shares of our common stock, reference is made to the registration statement, including its exhibits. Statements made in this information statement relating to any contract or other document are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC's Public Reference Room, located at 100 F Street, NE, Washington, D.C. 20549 or on the SEC's website at http://www.sec.gov. You may obtain a copy of the registration statement from the SEC's Public Reference Room upon payment of prescribed fees. Please call the SEC at (800) SEC-0330 for further information on the operation of the Public Reference Room.

We are currently, and following the spin-off will continue to be, subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we file periodic reports and other information with the SEC. Those periodic reports and other information are available for inspection and copying at the SEC's Public Reference Room and the SEC's website at http://www.sec.gov. Following the spin-off, our proxy statements will be available in the same manner.

We intend to furnish holders of our common stock with annual reports containing financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

We make available free of charge on our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. All of these documents are made available free of charge on our website, www.exterran.com and will be provided free of charge to any shareholders requesting a copy by writing to: Exterran Corporation, 4444 Brittmoore Road, Houston, Texas 77041 Attention: Investor Relations. The information on our website is not, and shall not be deemed to be, a part of this information statement or incorporated into any other filings we make with the SEC.

No person is authorized to give any information or to make any representations with respect to the matters described in this information statement other than those contained in this information statement or in the documents incorporated by reference in this information statement and, if given or made, such information or representation must not be relied upon as having been authorized by us or Exterran Holdings. Neither the delivery of this information statement nor completion of the spin-off shall, under any circumstances, create any implication that there has been no change in our affairs or those of Exterran Holdings since the date of this information statement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Exterran Holdings, Inc.
Houston, Texas

We have audited the accompanying combined balance sheets of the International Services and Global Product Sales Businesses of Exterran Holdings, Inc. and subsidiaries (the "Company"), as of December 31, 2014 and 2013, and the related combined statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014. Our audits also included the financial statement schedule for each of the three years in the period ended December 31, 2014 listed in the Index on page F-1. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule when considered in relation to the basic combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As described in Note 1, the accompanying combined financial statements have been derived from the consolidated financial statements and accounting records of Exterran Holdings, Inc. The combined financial statements also include expense allocations for certain corporate functions historically provided by Exterran Holdings, Inc. These allocations may not be reflective of the actual expense which would have been incurred had the Company operated as a separate entity apart from Exterran Holdings, Inc.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
March 13, 2015

2. Significant Accounting Policies (Continued)

exchange. The resulting gains and losses from the translation of accounts into U.S. dollars are included in accumulated other comprehensive income (loss) in our combined balance sheets. For all subsidiaries, gains and losses from remeasuring foreign currency accounts into the functional currency are included in other (income) expense, net, in our combined statements of operations. We recorded a foreign currency loss of $8.8 million, $3.0 million and $8.2 million during the years ended December 31, 2014, 2013 and 2012, respectively. Included in our foreign currency loss was $3.6 million, $4.3 million and $7.4 million of non-cash losses from foreign currency exchange rate changes recorded on intercompany obligations during the years ended December 31, 2014, 2013 and 2012, respectively.

Argentina's current regulations restrict foreign exchange, including exchanging Argentine pesos for U.S. dollars in certain cases, and we are unable to freely repatriate cash generated in Argentina to fund our other operations. During 2014, we used Argentine pesos to purchase certain short-term investments in Argentine government issued U.S. dollar denominated bonds. The effective peso to U.S. dollar exchange rate embedded in the purchase price of these bonds resulted in our recognition of a loss during the year ended December 31, 2014 of $6.5 million, which is included in other (income) expense, net, in our combined statements of operations.

Comprehensive Income (Loss)

Components of comprehensive income are net income and all changes in equity during a period except those resulting from transactions with owners. Our accumulated other comprehensive income consists of foreign currency translation adjustments.

The following table presents the changes in accumulated other comprehensive income by component, net of tax, during the years ended December 31, 2012, 2013 and 2014 (in thousands):

	Foreign Currency Translation Adjustment
Accumulated other comprehensive income, January 1, 2012 . . .	$23,131
Income recognized in other comprehensive income	3,762
Accumulated other comprehensive income, December 31, 2012 .	26,893
Loss recognized in other comprehensive income	(2,960)
Loss reclassified from accumulated other comprehensive income	7,491(1)
Accumulated other comprehensive income, December 31, 2013 .	31,424
Loss recognized in other comprehensive income	(11,871)
Gain reclassified from accumulated other comprehensive income	(2,777)(2)
Accumulated other comprehensive income, December 31, 2014 .	$16,776

(1) During the year ended December 31, 2013, we reclassified losses of $5.1 million and $2.4 million related to foreign currency translation adjustments to income from discontinued operations, net of tax, and long-lived asset impairment, respectively, in our combined statements of operations. These amounts represent cumulative foreign currency

13. Income Taxes (Continued)

are no longer subject to foreign income tax examinations for tax years before 2005. Several foreign audits are currently in progress and we do not expect any tax adjustments that would have a material impact on our financial position or results of operations.

We believe it is reasonably possible that a decrease of up to $0.1 million in unrecognized tax benefits may be necessary on or before December 31, 2015 due to the settlement of audits and the expiration of statutes of limitations. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of these matters may result in liabilities which could materially differ from these estimates.

14. Related Party Transactions and Parent Equity

Transactions with Affiliates

All intercompany transactions and accounts within SpinCo have been eliminated. All affiliate transactions between SpinCo and Exterran Holdings have been included in these combined financial statements. Sales of newly-fabricated compression equipment from the product sales business of Exterran Holdings, owned by Exterran Energy Solutions, L.P. ("EESLP"), to Exterran Partners, L.P. ("Exterran Partners") are used in the U.S. services business of Exterran Holdings and are made pursuant to an omnibus agreement between the parties and other affiliates of both entities. Per the omnibus agreement, revenue is determined by the cost to fabricate such equipment plus a fixed margin. During the years ended December 31, 2014, 2013 and 2012, we recorded revenue of $233.0 million, $118.4 million and $109.9 million, respectively, and cost of sales of $212.2 million, $106.6 million and $98.9 million, respectively, from the sale of newly-fabricated compression equipment to Exterran Partners.

Prior to the spin-off closing, EESLP also has a fleet of compression units that it uses to provide compression services in the U.S. services business of Exterran Holdings. Revenue has not been recognized in the combined statements of operations for the sale of compressor units by us that are used by EESLP to provide compression services to customers of the U.S. services business of Exterran Holdings. The cost of these units are treated as a reduction of parent equity in the combined balance sheets and a distribution to parent in the combined statements of cash flows and totaled $59.1 million, $55.2 million and $9.3 million during the years ended December 31, 2014, 2013 and 2012, respectively.

Allocation of Expenses

The combined statement of operations also includes expense allocations for certain functions performed by Exterran Holdings which have not been historically allocated to its operating segments, including allocations of expenses related to executive oversight, accounting, treasury, tax, legal, procurement and information technology. Included in our selling, general and administrative expense during the years ended December 31, 2014, 2013 and 2012 were $68.3 million, $62.6 million and $63.3 million, respectively, of corporate expenses incurred by Exterran Holdings. These costs were allocated to us systematically based on specific department function and revenue. Management believes the assumptions underlying the combined financial statements, including the assumptions regarding allocating expenses from Exterran Holdings, are reasonable. Nevertheless, the combined financial statements may not include all of the actual expenses that would have been incurred had we been a standalone public company during the periods presented and may not reflect our combined results of

14. Related Party Transactions and Parent Equity (Continued)

operations, financial position and cash flows had we been a stand-alone public company during the periods presented. Actual costs that would have been incurred if we had been a stand-alone public company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure.

Cash Management

EESLP provides centralized treasury functions for Exterran Holdings' U.S. operations, whereby EESLP regularly transfers cash both to and from U.S. subsidiaries of Exterran Holdings, as necessary. In conjunction therewith, the intercompany transactions between our U.S. subsidiaries and the other U.S. subsidiaries of Exterran Holdings have been considered to be effectively settled in cash in these combined financial statements. Intercompany receivables/payables from/to related parties arising from transactions with affiliates and expenses allocated from Exterran Holdings described above have been included in net distributions to parent in the combined financial statements.

Net Distributions to Parent

Parent equity, which includes retained earnings, represents Exterran Holdings' interest in our recorded net assets. All transactions between us and Exterran Holdings have been identified in the accompanying combined statements of changes in equity as net distributions to parent. A reconciliation of net distributions to parent in the combined statements of changes in equity to the corresponding amount presented on the combined statements of cash flows for all periods presented is as follows (in thousands):

	Years Ended December 31,		
	2014	**2013**	**2012**
Net distributions to parent per combined statements of changes in equity	$(59,947)	$(190,874)	$(166,546)
Capital contribution by parent—stock-based compensation expense	(5,288)	(5,330)	(6,057)
Capital contribution by parent—stock-based compensation excess tax benefit	3,434	941	454
Net transfers of property, plant and equipment to (from) parent	(17,472)	12,578	(24,785)
Net distributions to parent per combined statements of cash flows	$(79,273)	$(182,685)	$(196,934)

15. Stock-Based Compensation and Awards

Exterran Holdings maintains stock-based compensation plans described below. The below disclosures only relate to stock-based compensation provided to employees that are directly involved in our operations. The below disclosure excludes stock-based compensation awards made to employees that are indirectly involved in our operations but whose costs have been allocated to us.

INTERNATIONAL SERVICES AND GLOBAL PRODUCT SALES BUSINESSES OF EXTERRAN HOLDINGS, INC.

CONDENSED COMBINED BALANCE SHEETS

(In thousands)

(Unaudited)

	Transfer to Exterran Holdings Pro Forma March 31, 2015	March 31, 2015	December 31, 2014
ASSETS			
Current assets:			
Cash and cash equivalents	$ 51,450	$ 51,450	$ 39,361
Restricted cash	1,490	1,490	1,490
Accounts receivable, net of allowance of $2,232 and $2,133, respectively	365,592	365,592	398,070
Inventory, net	316,913	316,913	291,240
Costs and estimated earnings in excess of billings on uncompleted contracts	122,407	122,407	120,938
Current deferred income taxes	48,595	48,595	48,890
Other current assets	67,316	67,316	53,977
Current assets associated with discontinued operations	453	453	468
Total current assets	974,216	974,216	954,434
Property, plant and equipment, net	942,565	942,565	954,811
Intangible and other assets, net	109,073	109,073	123,578
Total assets	$2,025,854	$2,025,854	$2,032,823
LIABILITIES AND EQUITY			
Current liabilities:			
Accounts payable, trade	$ 141,274	$ 141,274	$ 161,826
Accrued liabilities	139,032	139,032	168,577
Deferred revenue	58,253	58,253	64,820
Billings on uncompleted contracts in excess of costs and estimated earnings	90,237	90,237	76,277
Payable to Exterran Holdings	712,766	—	—
Current liabilities associated with discontinued operations	1,114	1,114	1,338
Total current liabilities	1,142,676	429,910	472,838
Long-term debt	994	994	1,107
Deferred income taxes	34,852	34,852	38,180
Long-term deferred revenue	43,953	43,953	41,591
Other long-term liabilities	26,442	26,442	26,968
Long-term liabilities associated with discontinued operations	340	340	317
Total liabilities	1,249,257	536,491	581,001
Commitments and contingencies (Note 10)			
Equity:			
Parent equity	770,183	1,482,949	1,435,046
Accumulated other comprehensive income	6,414	6,414	16,776
Total equity	776,597	1,489,363	1,451,822
Total liabilities and equity	$2,025,854	$2,025,854	$2,032,823

The accompanying notes are an integral part of these condensed combined financial statements.

CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

(Unaudited)

	Three Months Ended March 31,	
	2015	2014
Net income	$ 37,592	$43,029
Other comprehensive income:		
Foreign currency translation adjustment	(10,362)	1,134
Comprehensive income	$ 27,230	$44,163

The accompanying notes are an integral part of these condensed combined financial statements.

1. Spin-off, Basis of Presentation and Significant Accounting Policies (Continued)

reflected on a historical cost basis, as immediately prior to the spin-off all of the assets and liabilities of Exterran Corporation are wholly owned by Exterran Holdings. Third party debt, other than debt attributable to capital leases, of Exterran Holdings were not allocated to us for any of the periods presented as we are not the legal obligor of the debt and Exterran Holdings' borrowings were not directly attributable to our business. The condensed combined statement of operations also includes expense allocations for certain functions historically performed by Exterran Holdings and not allocated to its operating segments, including allocations of expenses related to executive oversight, accounting, treasury, tax, legal, procurement and information technology. See Note 8 for further discussion regarding the allocation of corporate expenses.

Investments in affiliated entities in which we own more than a 20% interest and do not have a controlling interest are accounted for using the equity method.

In addition, to provide us with additional liquidity following the spin-off, EESLP entered into a $750.0 million revolving credit facility, which will become effective in connection with the spin-off. Please read "Description of Material Indebtedness—New Credit Facility." EESLP and EES Finance Corp., our wholly owned subsidiaries, also intend to issue $400.0 million aggregate principal amount of New Senior Notes. For a description of our New Senior Notes, please read "Description of Material Indebtedness—New Senior Notes." At or prior to the spin-off, on a pro forma basis as of March 31, 2015, we would have transferred $712.8 million to Exterran Holdings. The accompanying unaudited pro forma balance sheet as of March 31, 2015 gives effect to the $712.8 million of cash we would have transferred to Exterran Holdings.

As of June 30, 2015, Exterran Holdings and its subsidiaries (other than Exterran Partners and its subsidiaries) had approximately $707 million of debt outstanding, including approximately $357 million of outstanding borrowings under its existing credit facility. Subsequent to June 30, 2015 and prior to the completion of the spin-off, Exterran Holdings expects to incur additional borrowings under its existing credit facility of between $45 million and $55 million to finance expenses related to the completion of the spin-off and related financing transactions, which would increase the amount we borrow under the new credit facility and transfer to Exterran Holdings to allow Exterran Holdings to repay its indebtedness.

Comprehensive Income (Loss)

Components of comprehensive income are net income and all changes in equity during a period except those resulting from transactions with owners. Our accumulated other comprehensive income consists of foreign currency translation adjustments.

7. Long-Lived Asset Impairment (Continued)

offered by the purchaser of our Canadian Operations to prepay the note receivable. The difference between the book value of the note receivable at March 31, 2015 and its fair value resulted in the recording of an impairment of long-lived assets of $1.4 million. In April 2015, we accepted the offer to early settle this note receivable.

8. Related Party Transactions and Parent Equity

Transactions with Affiliates

All intercompany transactions and accounts within these condensed combined financial statements have been eliminated. All affiliate transactions between the international services and global product sales business of Archrock, Inc. and the other businesses of Archrock have been included in these condensed combined financial statements. Sales of newly-fabricated compression equipment from the product sales businesses of Exterran Holdings, owned by Exterran Energy Solutions, L.P. ("EESLP"), to Exterran Partners, L.P. ("Exterran Partners") are used in the U.S. services business of Exterran Holdings and are made pursuant to an omnibus agreement between the parties and other affiliates of both entities. Per the omnibus agreement, revenue is determined by the cost to fabricate such equipment plus a fixed margin. During the three months ended March 31, 2015 and 2014, we recorded revenue of $55.8 million and $40.7 million, respectively, and cost of sales of $51.3 million and $36.7 million, respectively, from the sale of newly-fabricated compression equipment to Exterran Partners.

Prior to the spin-off closing, EESLP also has a fleet of compression units that it uses to provide compression services in the U.S. services business of Exterran Holdings. Revenue has not been recognized in the condensed combined statements of operations for the sale of compressor units by us that are used by EESLP to provide compression services to customers of the U.S. services business of Exterran Holdings. The cost of these units are treated as a reduction of parent equity in the condensed combined balance sheets and a distribution to parent in the condensed combined statements of cash flows and totaled $16.5 million and $15.9 million during the three months ended March 31, 2015 and 2014, respectively.

Allocation of Expenses

The condensed combined statement of operations also includes expense allocations for certain functions performed by Exterran Holdings which have not been historically allocated to its operating segments, including allocations of expenses related to executive oversight, accounting, treasury, tax, legal, procurement and information technology. Included in our selling, general and administrative expense during the three months ended March 31, 2015 and 2014 were $14.9 million and $16.3 million, respectively, of corporate expenses incurred by Exterran Holdings. These costs were allocated to us systematically based on specific department function and revenue. Management believes the assumptions underlying the condensed combined financial statements, including the assumptions regarding allocating expenses from Exterran Holdings, are reasonable. Nevertheless, the condensed combined financial statements may not include all of the actual expenses that would have been incurred had we been a stand-alone public company during the periods presented and may not reflect our combined results of operations, financial position and cash flows had we been a stand-alone public company during the periods presented. Actual costs that would have been incurred if we had been a

9. Stock-Based Compensation (Continued)

our condensed combined balance sheets. Grants of restricted stock, restricted stock units, performance units, cash settled restricted stock units and cash settled performance units generally vest one-third per year on each of the first three anniversaries of the grant date.

The following table presents restricted stock, restricted stock unit, performance unit, cash settled restricted stock unit and cash settled performance unit activity with employees directly involved in our operations during the three months ended March 31, 2015:

	Shares (in thousands)	Weighted Average Grant-Date Fair Value Per Share
Non-vested awards, January 1, 2015	389	$27.25
Granted	235	31.99
Vested	(226)	23.10
Cancelled	(5)	32.51
Non-vested awards, March 31, 2015(1)	393	32.40

(1) Non-vested awards as of March 31, 2015 are comprised of 13,000 cash settled restricted stock units and cash settled performance units and 380,000 restricted shares, restricted stock units and performance units.

As of March 31, 2015, we expect $11.9 million of unrecognized compensation cost related to unvested restricted stock, restricted stock units, performance units, cash settled restricted stock units and cash settled performance units issued to employees directly involved in our operations to be recognized over the weighted-average period of 2.4 years.

10. Commitments and Contingencies

Guarantees

Borrowings under Exterran Holdings' $900.0 million senior secured revolving credit facility due in July 2016 (the "Exterran Holdings Credit Facility") are guaranteed by certain of our and Exterran Holdings' domestic subsidiaries. Our guarantees of borrowings under the Exterran Holdings Credit Facility are secured by substantially all of the personal property assets and certain real property assets of our Significant Domestic Subsidiaries (as defined in the credit agreement) and 65% of the equity interests in certain of our first-tier foreign subsidiaries. As of March 31, 2015, Exterran Holdings had $354.0 million in outstanding borrowings under the Exterran Holdings Credit Facility.

All of our existing subsidiaries that guarantee indebtedness under the Exterran Holdings Credit Facility also guarantee Exterran Holdings' $350.0 million aggregate principal amount of 7.25% senior notes due December 2018 (the "Exterran Holdings 7.25% Notes"). Our guarantees of the Exterran Holdings 7.25% Notes are on a senior unsecured basis, rank equally in right of payment with all of Exterran Holdings' other senior obligations and are effectively subordinated to all of Exterran Holdings' existing and future secured debt to the extent of the value of the collateral securing such indebtedness. As of March 31, 2015, Exterran Holdings had $350.0 million in outstanding borrowings